     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 18, 1996



                                                      REGISTRATION NO. 333-04585

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                AMENDMENT NO. 1


                                       TO


                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           FPIC INSURANCE GROUP, INC.
             (Exact name of Registrant as specified in its charter)

            FLORIDA                         6719                        59-3359111
(State or other jurisdiction of  (Primary Standard Industrial        (I.R.S. Employer
incorporation or organization)   Classification Code Number)        Identification No.)

                             1000 RIVERSIDE AVENUE
                                   SUITE 800
                          JACKSONVILLE, FLORIDA 32204
                                 (904) 354-5910
              (Address, including zip code, and telephone number,
       including area code, of Registrant's principal executive offices)
                             ---------------------
                               WILLIAM R. RUSSELL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                        1000 RIVERSIDE AVENUE, SUITE 800
                          JACKSONVILLE, FLORIDA 32204
                                 (904) 354-5910
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)

                                   COPIES TO:

             JOHN R. BYERS, ESQ.                         F. SEDGWICK BROWNE, ESQ.
    LEBOEUF, LAMB, GREENE & MACRAE, L.L.P.             MORGAN, LEWIS & BOCKIUS LLP
      50 NORTH LAURA STREET, SUITE 2800                101 PARK AVENUE, 42ND FLOOR
       JACKSONVILLE, FLORIDA 32202-3650                  NEW YORK, NEW YORK 10178

                             ---------------------
     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As promptly as practicable after this Registration Statement becomes effective and all other conditions to the transactions described herein have been satisfied or waived.

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                        CALCULATION OF REGISTRATION FEE

- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------
                                                                      PROPOSED
                                                      PROPOSED        MAXIMUM
                                       AMOUNT         MAXIMUM        AGGREGATE       AMOUNT OF
     TITLE OF EACH CLASS OF            TO BE       OFFERING PRICE     OFFERING      REGISTRATION
  SECURITIES TO BE REGISTERED      REGISTERED(1)    PER SHARE(2)      PRICE(2)          FEE
- --------------------------------------------------------------------------------------------------
Common Stock....................     4,312,500         $12.00       $51,750,000      $17,844.83
- --------------------------------------------------------------------------------------------------
- --------------------------------------------------------------------------------------------------

(1) Includes 562,500 shares which the Underwriters have the option to purchase solely to cover over-allotments.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(2).
                             ---------------------
     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

            INFORMATION REQUIRED IN PROSPECTUS                  LOCATION IN PROSPECTUS
     -------------------------------------------------  --------------------------------------
  1. Forepart of Registration Statement and Outside
     Front Cover Page of Prospectus...................  Facing Page; Cross Reference Sheet;
                                                        Outside Front Cover Page of Prospectus
  2. Inside Front and Outside Back Cover Pages of
     Prospectus.......................................  Inside Front Cover Page of Prospectus;
                                                        Outside Back Cover Page of Prospectus
  3. Summary Information, Risk Factors, and Ratio of
     Earnings to Fixed Charges and Other
     Information......................................  Summary; Risk Factors
  4. Use of Proceeds..................................  Summary; Use of Proceeds
  5. Determination of Offering Price..................  Outside Front Cover Page of
                                                        Prospectus; Underwriting
  6. Dilution.........................................  Dilution
  7. Selling Security Holders.........................  Selling Shareholders
  8. Plan of Distribution.............................  Outside Front Cover Page of
                                                        Prospectus; Selling Shareholders;
                                                        Underwriting
  9. Description of Securities to be Registered.......  Description of Capital Stock
 10. Interests of Named Experts and Counsel...........  Not Applicable
 11. Information with Respect to the Registrant.......  Summary, Risk Factors, The Company,
                                                        Dividend Policy, Management's
                                                        Discussion and Analysis of Financial
                                                        Condition and Results of Operations;
                                                        Business; Management; Certain
                                                        Relationships and Related
                                                        Transactions; Principal Shareholders
                                                        and Securities Ownership of
                                                        Management; Description of Capital
                                                        Stock; Shares Eligible for Future Sale
 12. Disclosure of Commission Position on
     Indemnification for Securities Act Liabilities...  Not Applicable

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


                   SUBJECT TO COMPLETION, DATED JUNE 18, 1996

PROSPECTUS

                                3,750,000 SHARES

                           FPIC INSURANCE GROUP, INC.

                                  COMMON STOCK
                             ---------------------

     Of the 3,750,000 shares of common stock, par value $.10 per share (the "Common Stock"), of FPIC Insurance Group, Inc. (the "Company") offered hereby (the "Offering"), 500,000 shares are being sold by the Company and 3,250,000 shares are being sold by the Selling Shareholders. See "Selling Shareholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Shareholders.

     Prior to the Offering, there has not been a public market for the Common Stock of the Company. It is currently anticipated that the initial public offering price will be between $10.00 and $12.00 per share. See "Underwriting" for information relating to the factors to be considered in determining the initial public offering price.

     Application has been made to have the Common Stock listed on the New York Stock Exchange ("NYSE") under the symbol "FIG". Listing on the NYSE requires that the Offering be made for a minimum of $40,000,000. The Company also has applied to have the Common Stock listed on the Nasdaq National Market in the event that the Company does not qualify for listing on the NYSE because Selling Shareholders elect not to sell a sufficient number of shares of Common Stock.

     SEE "RISK FACTORS" ON PAGE 7 FOR INFORMATION THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------


                                                        UNDERWRITING
                                                          DISCOUNTS                      PROCEEDS TO
                                          PRICE TO           AND         PROCEEDS TO       SELLING
                                           PUBLIC      COMMISSIONS(1)     COMPANY(2)     SHAREHOLDERS
- -------------------------------------------------------------------------------------------------------
Per Share.............................        $               $               $               $
- -------------------------------------------------------------------------------------------------------
Total(3)..............................        $               $               $               $
- -------------------------------------------------------------------------------------------------------
- -------------------------------------------------------------------------------------------------------

(1) For information regarding indemnification of the Underwriters and discounts and commissions to be paid to the Underwriters, see "Underwriting."

(2) Before deducting expenses of the Offering estimated at $506,444, payable by the Company.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 562,500 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts, and Proceeds to Company will be
    $          , $          , and $          , respectively.
                             ---------------------

     The shares are being offered by the several Underwriters named herein, subject to prior sale, when, as and if delivered to, and accepted by them and subject to certain conditions. It is expected that delivery of the certificates
representing the shares will be made against payment on or about             ,
1996 at the office of Oppenheimer & Co., Inc., Oppenheimer Tower, World Financial Center, New York, New York 10281.
                             ---------------------
OPPENHEIMER & CO., INC.

                                             THE ROBINSON-HUMPHREY COMPANY, INC.
                             ---------------------
               The date of this Prospectus is             , 1996.

     IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NYSE, THE NASDAQ NATIONAL MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     FOR NORTH CAROLINA RESIDENTS: THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE COMMISSIONER OF INSURANCE FOR THE STATE OF NORTH CAROLINA, NOR HAS THE COMMISSIONER OF INSURANCE RULED UPON THE ACCURACY OR THE ADEQUACY OF THIS DOCUMENT.

     THE COMPANY, A FLORIDA CORPORATION, OWNS ALL OF THE SHARES OF CAPITAL STOCK OF AN INSURANCE COMPANY DOMICILED IN THE STATE OF FLORIDA. THE FLORIDA INSURANCE LAWS REQUIRE PRIOR APPROVAL BY THE FLORIDA DEPARTMENT OF INSURANCE (THE "DEPARTMENT OF INSURANCE") OF ANY ACQUISITION OF OR CONTROL OF A DOMESTIC INSURANCE COMPANY OR OF ANY COMPANY WHICH CONTROLS A DOMESTIC INSURANCE COMPANY. "CONTROL" IS GENERALLY PRESUMED TO EXIST THROUGH THE OWNERSHIP OF, OR THE HOLDING OF PROXIES WITH RESPECT TO, 5% OR MORE OF THE VOTING SECURITIES OF A DOMESTIC INSURANCE COMPANY OR OF ANY COMPANY WHICH CONTROLS A DOMESTIC INSURANCE COMPANY. ANY PURCHASER OF COMMON STOCK HOLDING POWER TO VOTE 5% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK WILL BE PRESUMED TO HAVE ACQUIRED CONTROL OF THE COMPANY'S INSURANCE SUBSIDIARY UNLESS THE DEPARTMENT OF INSURANCE, FOLLOWING APPLICATION BY SUCH PURCHASER, DETERMINES OTHERWISE. ACCORDINGLY, ANY PURCHASE RESULTING IN SUCH PURCHASER'S HOLDING THE POWER TO VOTE 5% OR MORE OF THE OUTSTANDING SHARES OF COMMON STOCK WOULD REQUIRE PRIOR APPROVAL BY THE DEPARTMENT OF INSURANCE.

     NO ACTION HAS BEEN OR WILL BE TAKEN IN ANY JURISDICTION BY THE COMPANY, BY THE SELLING SHAREHOLDERS, OR BY ANY UNDERWRITER THAT WOULD PERMIT A PUBLIC OFFERING OF THE COMMON STOCK OR POSSESSION OR DISTRIBUTION OF THIS PROSPECTUS IN ANY JURISDICTION WHERE ACTION FOR THAT PURPOSE IS REQUIRED, OTHER THAN IN THE UNITED STATES AND CANADA. PERSONS INTO WHOSE POSSESSION THIS PROSPECTUS COMES ARE REQUIRED BY THE COMPANY AND THE UNDERWRITERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE ANY RESTRICTIONS AS TO THE OFFERING OF THE SHARES AND THE DISTRIBUTION OF THIS PROSPECTUS.

                             ADDITIONAL INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form S-1 (herein, together with all amendments, exhibits and schedules, referred to as the "Registration Statement"), of which this Prospectus (the "Prospectus") is a part, with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement. Such additional information, and other information filed by the Company, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission maintained at Suite 1300, 7 World Trade Center, New York, New York 10048 and Northwestern Atrium Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661-2511 at prescribed rates. Statements contained in this Prospectus describing the contents of any contract or other document referred to herein (while complete in all material respects) do not necessarily describe such documents in their entirety, and in each such instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                    SUMMARY


     This summary is qualified by the detailed information and financial data (including the financial statements and the Notes thereto) appearing elsewhere in this Prospectus or incorporated by reference herein. Except as otherwise indicated, (i) all share and per share amounts in this Prospectus have been adjusted to reflect the 100% stock dividend effective December 31, 1994 and the 5 for 1 stock exchange effective June 11, 1996 in connection with the Reorganization (as defined herein) of the Company and (ii) all information set forth in this Prospectus assumes that the Underwriters' over-allotment option has not been exercised by the Underwriters. See "Underwriting." All financial information in this Prospectus is presented in accordance with generally accepted accounting principles ("GAAP") unless otherwise specified. For purposes of this Prospectus, the "Company" refers, at all times prior to the effective date of the Reorganization to Florida Physicians Insurance Company, Inc. ("FPIC") and its subsidiaries, collectively, and at all times on or after such effective date to FPIC Insurance Group, Inc. ("FIG") and its subsidiaries, collectively. See "Reorganization". See "Glossary" for the definitions of certain insurance terms used herein. See "Risk Factors" for a discussion of important factors that should be considered by prospective investors.


                                  THE COMPANY

     FPIC Insurance Group, Inc. is the second largest provider of medical professional liability insurance in Florida, with an approximate 15% market share of direct premium written for physicians for the year ended December 31, 1994. For more than 20 years, the Company and its predecessors have provided medical professional liability insurance to Florida's medical community. The Company has the exclusive endorsement of both the Florida Medical Association ("FMA") and the Florida Dental Association ("FDA"). The Company has increased its number of insured physicians and dentists from 2,460 at year-end 1986 to 5,055 at year-end 1995 and on May 17, 1996 the Company had outstanding policies for 5,346 physicians and dentists. For 1995, the Company had direct premium written of $56.6 million, operating income of $11.5 million and at December 31, 1995 had shareholders' equity of $81.6 million. For the first quarter of 1996, the Company had direct premium written of $22.6 million, operating income of $2.1 million and at March 31, 1996 had shareholders' equity of $80.6 million.

     The Company has achieved underwriting profitability exceeding industry averages while consistently expanding its policyholder base and market presence. The Company's statutory combined ratio was 94.9% in 1993, 93.7% in 1994 and 97.6% in 1995, compared to the Physicians Insurance Association of America ("PIAA") industry average of 121.4%, 101.8% and 98.4%, respectively. The Company's after-tax operating income increased from $6.3 million in 1993 to $10.4 million in 1994 and to $11.5 million in 1995. The Company's number of insured physicians and dentists increased from 4,264 on January 1, 1993 to 5,055 on December 31, 1995.

     Medical professional liability ("MPL"), or medical malpractice insurance, insures the physician, dentist, hospital or other healthcare provider against liabilities arising from the rendering of or failure to render professional healthcare service. Under the typical MPL insurance policy, the insurer also pays the legal costs of defending the claim. Based on data compiled by A.M. Best Company, Inc. ("A.M. Best"), total MPL premium in the U.S. exceeded $5.8 billion in 1994. Florida is the third largest market for MPL insurance in the U.S., based on direct premium written, with more than $370 million of MPL premium written in 1994.

     The Company believes that its underwriting profitability and historical growth are attributable to several key strengths, which include:

     - Targeting Profitable Segments. The Company seeks to maximize profitability by targeting segments of the MPL industry that are narrowly-defined by such factors as medical specialty and geographic location. The Company has identified medical specialties in which it feels it has substantial knowledge and experience which enable it to generate above-average underwriting profits. The Company selectively underwrites, markets and prices its MPL insurance to attract insureds in these segments. As a result of this strategy, approximately 80% of the increase in the Company's net premium written during the first five months of 1996 was received from physicians in targeted medical specialties.

     - Targeting "Claims-Free" Business. The Company endeavors to offer MPL insurance to medical professionals with low levels of previous MPL claims. In 1995, approximately 70% of the Company's insureds received a "Claims-free" credit for having low levels of MPL claims for a minimum of the last five years. In order to attract such "Claims-free" business, the Company offers insureds credits for five or more years of low claims experience and pays agents a higher commission for referring such business.

     - Capitalizing on Relationships with Medical Societies. In addition to being the exclusively endorsed carrier of the FMA and FDA, the Company also maintains relationships with and receives exclusive endorsements from a number of state and local specialty societies and medical associations. Included among these endorsers are the Florida Chapter, American College of Surgeons, the Florida Obstetric and Gynecologic Society, and the Florida Society of Thoracic and Cardiovascular Surgeons and nine county medical associations. Management believes that these relationships provide the Company significant knowledge of and insight into its customers and markets and enables the Company to be more responsive to the changing needs of the health care community.

     - Establishing Timely Claims Settlement Procedures. The Company's policy is to refuse settlement of and to defend aggressively all claims that appear to have no merit. However, in those instances where claims may have merit, the Company attempts to settle such claims as expeditiously as possible in a cost efficient manner. As a result, the average life for claims settled in 1995 was 2.5 years as compared to 3.1 years for claims settled in 1987.

     The Company believes that its future growth and underwriting profitability will be generated by:

     - Increasing Florida Medical Professional Liability Market Share. The Company believes that its primary growth opportunity will be expansion in the Florida MPL market. The Company is expanding its premium base in Florida by attracting additional insureds, primarily in its targeted segments. The Company has been able to achieve this by offering competitive pricing and signing new agents. New agents accounted for 13.7% of the increase in direct premium written in 1995. In addition, the Florida MPL market is highly fragmented, with over 36 insurers currently writing physician MPL business in the state, 15 of which are physicians' mutual protective trusts or other similar entities. The Company believes that this fragmentation provides an opportunity for consolidation.

     - Entering the Managed Care Market. The Company has entered the evolving managed care marketplace which is undergoing change with the recent emergence of provider-supported organizations, such as independent physician associations ("IPAs"), physician hospital organizations ("PHOs"), and medical service organizations ("MSOs") by capitalizing on its knowledge of the medical community and its relationship with its insureds. The Company is currently marketing managed care liability insurance to these newly-formed organizations and professional and comprehensive general liability insurance to healthcare facilities. The Company believes that by providing insurance to managed care entities and healthcare facilities, it will have an opportunity to cross-sell its medical malpractice insurance to physicians affiliated with such entities and facilities.

     - Expanding into New States. The Company believes that certain states in the southern region of the U.S. provide the Company an opportunity to profitably increase its premium volume while maintaining its underwriting standards. The Company believes that it could successfully compete with existing insurers in those states by targeting and competitively pricing business from certain specialties and geographic territories and by capitalizing on its ability to develop and maintain strong agent loyalty. The Company, therefore, has opened an Atlanta office, hired personnel, begun enrolling agents and commenced marketing in Georgia. In addition, FPIC has recently obtained a license to do business in Alabama and is contemplating opportunities in other states, principally in the southern region of the U.S. This expansion of the Company's business may also include expansion through the acquisition of, or combination with, MPL insurers or other entities in other states.

     - Pursuing Cross-Selling Opportunities. In order to further its cross-selling opportunities, on July 1, 1995, the Company, through its subsidiary, McCreary, acquired all of the assets of a Florida third party administrator for group health, workers' compensation, general liability, and property insurance. The

      Company has begun offering McCreary's products to FPIC's insureds and prospective insureds such as hospitals, health care facilities and provider-supported organizations.

     FPIC is rated "A- (Excellent)" by A.M. Best, an independent nationally recognized insurance publishing and rating service. An A.M. Best rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and should not be considered an investment recommendation.

                               THE REORGANIZATION


     On June 11, 1996 the shareholders of FPIC approved the formation of a holding company structure that resulted in FPIC becoming a subsidiary of FIG (the "Reorganization"). In connection with the Reorganization, FPIC's shareholders became the shareholders of FIG and received five shares of FIG's Common Stock for each of their shares of FPIC's common stock. The purposes of the Reorganization included providing a more flexible operating structure, increasing financial flexibility and satisfying the liquidity needs of the Company's shareholders. As of May 21, 1996, the Company had 3,407 shareholders, the majority of whom were current or former policyholders of the Company.


                                  THE OFFERING

Common Stock Offered(1)
  By the Company........................  500,000 shares
  By the Selling Shareholders...........  3,250,000 shares
          Total.........................  3,750,000 shares
Common Stock to be outstanding after the
  Offering(1)(2)........................  8,639,640 shares
Use of proceeds.........................  The Company intends to retain the net proceeds for general corporate purposes. The Company may from
                                          time to time contribute a portion of the net
                                          proceeds to the capital of FPIC in order to
                                          increase its underwriting capacity and for general
                                          corporate purposes. The Company will not receive
                                          any proceeds from the sale of shares by the Selling
                                          Shareholders.
Dividend policy.........................  The Company has no present intention to pay any dividends in the near future.
Proposed NYSE symbol(3).................  "FIG"

- ---------------

(1) Excludes up to 562,500 shares of Common Stock that may be sold by the Company upon exercise of the Underwriters' over-allotment option. See "Underwriting."

(2) Based on the number of shares of Common Stock outstanding as of June 11, 1996. Does not include 390,000 shares of Common Stock issuable upon exercise of options (options for 60,000 of such shares were granted at the time of the Reorganization).

(3) Application has been made to have the Common Stock listed on the NYSE. Listing on the NYSE requires that the Offering be made for a minimum of $40,000,000. The Company has also applied to have the Common Stock listed on the Nasdaq National Market in the event that the Company does not qualify for listing on the NYSE because Selling Shareholders elect not to sell a sufficient number of shares of Common Stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
           (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA(1))

                               FOR THE THREE MONTHS
                                 ENDED MARCH 31,                           FOR THE YEARS ENDED DECEMBER 31,
                              ----------------------      -------------------------------------------------------------------
                                1996         1995           1995           1994           1993         1992           1991
                              ---------    ---------      ---------      ---------      ---------    ---------      ---------
INCOME STATEMENT DATA:
Direct premium written....... $  22,556    $  20,127      $  56,641      $  52,454      $  51,568    $  44,845      $  45,169
Net premium written..........    20,663       18,254         54,306         47,509         45,426       40,472         40,194
Net premium earned...........    12,922       11,101         52,674         46,836         39,443       40,738         38,123
Net investment income........     3,149        2,894         11,987(2)      10,369          8,370        8,853         10,342
Net realized investment gains
  (losses)...................       (11)        (557)           238         (6,657)(3)      3,437         (991)         5,553
Total revenues...............    17,765       13,866         69,531         52,306         52,685       49,826         55,649
Losses and LAE(4)............    12,214       10,420         44,839         39,177         34,663       36,740         18,608
Total expenses...............    14,730       11,647         51,935         43,182         39,057       46,485(5)      24,621
Net income................... $   2,075    $   1,438      $  11,686      $   5,877      $   8,541    $   2,147      $  19,645
Net income per share......... $     .25    $     .19      $    1.47      $     .76      $    1.10    $     .28      $    2.54
Operating income(6).......... $   2,082    $   1,806      $  11,529      $  10,420      $   6,273    $   2,801      $  15,980
Operating income per share... $     .26    $     .23      $    1.45      $    1.34      $     .81    $     .36      $    2.06
Weighted average number of
  shares outstanding......... 8,139,640    7,759,860      7,949,750      7,759,860      7,759,640    7,756,180      7,748,600
CERTAIN FINANCIAL RATIOS:(7)
Loss and LAE ratio(4)........      88.3%        85.4%          83.9%          81.2%          74.7%        90.2%          44.2%
Underwriting expense ratio...      25.7         26.7           13.7           12.5           20.2         13.3           11.9
                              ---------    ---------      ---------      ---------      ---------    ---------      ---------
Combined ratio...............     114.0%       112.2%          97.6%          93.7%          94.9%       103.5%          56.1%
                              =========    =========      =========      =========      =========    =========      =========
Industry combined ratio(8)...        --           --           98.4%         101.8%         121.4%       134.2%         103.8%

                                                                                      DECEMBER 31,
                                                MARCH 31,    ---------------------------------------------------------------
                                                  1996         1995         1994         1993         1992           1991
                                                ---------    ---------    ---------    ---------    ---------      ---------
BALANCE SHEET DATA:
Total investments.............................. $ 221,832    $ 221,604    $ 192,867    $ 180,721    $ 179,872      $ 167,473
Total assets...................................   284,593      276,699      244,266      233,120      206,408        196,383
Loss and LAE reserves..........................   168,822      164,506      152,268      138,745      126,650        118,993
Total liabilities..............................   203,979      195,143      182,660      169,199      152,954        147,738
Shareholders' equity...........................    80,614       81,556       61,606       63,921       53,454         48,645
Book value per share........................... $    9.90    $   10.02    $    7.94    $    8.24    $    6.89      $    6.28
Common stock outstanding at end of period...... 8,139,640    8,139,640    7,759,860    7,759,860    7,756,850      7,748,600

- ---------------


 (1) Per share data has been calculated after giving effect to the 100% stock dividend on December 31, 1994 and the 5 for 1 stock exchange effective June 11, 1996 in connection with the Reorganization. Does not give effect to the sale of Common Stock in the Offering.

 (2) Net investment income in 1995 includes a $0.5 million write down on real estate. See Note 5 of "Notes to the Consolidated Financial Statements."
 (3) The $6.7 million loss was principally the result of an increase in interest rates during the first six months of 1994, coupled with an active trading strategy by an external manager who was terminated in June 1994.
 (4) Includes a $1.6 million, $2.9 million, $10.0 million, $10.5 million, $17.7 million, $16.3 million and $20.2 million decrease in estimated loss and LAE for claims occurring in prior periods for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
 (5) Includes a one-time accrual of $5.0 million for an assessment by the Florida Insurance Guaranty Association to fund losses by insolvent insurers incurred as a result of Hurricane Andrew. See Note 10 of "Notes to the Consolidated Financial Statements."
 (6) Operating income represents net income excluding net realized investment gains or losses, net of federal income taxes and the cumulative effect of accounting change.
 (7) Financial ratios have been calculated using statutory accounting practices
     (SAP), which do not require deferral of policy acquisition costs.
 (8) Calculated based upon information reported by PIAA. For this calculation, combined ratio is the total of the loss and LAE ratio and the underwriting expense ratio. Combined ratio as used herein does not consider any policyholder dividend information. The Company paid policyholder dividends of $0.2 million, $2.2 million and $4.0 million in 1994, 1993 and 1991, respectively. No policyholder dividends were paid in the periods ended March 31, 1995 or 1996 or in the years ended December 31, 1995 and 1992.

                                  RISK FACTORS

     The following factors, in addition to the other information in this Prospectus, should be carefully considered by prospective investors.

INDUSTRY FACTORS

     The MPL insurance industry, including the business of marketing and underwriting MPL insurance, is affected by various factors, many of which are beyond the Company's control and can adversely affect the Company's results of operations. Aggressive pricing by competitors can result in downward pressure on rates. State regulation of rates can limit the Company's discretion with respect to the pricing of its products. Pricing cycles and overcapacity in the industry can result in reduced rates. Judicial decisions relating to insurance coverage issues and the amount of compensation payable with respect to injuries can also have an adverse impact on the Company's operations. Courts may undermine insurers' expectations with respect to the level of risk being assumed in a number of ways, including eliminating exclusions, multiplying limits of coverage and creating rights for policyholders not set forth in the insurance contract. These decisions can adversely affect an insurer's profitability. In addition, the Company's expectations may be undermined by inherent deficiencies in data available on which it bases its underwriting decisions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

CONCENTRATION OF BUSINESS

     Although the Company intends to diversify its product lines, approximately 98% of its 1995 revenues and 98% of its revenues during the first three months of 1996 were derived from MPL insurance offered to physicians and dentists. As a result, negative developments in the economic, competitive or regulatory conditions affecting the MPL insurance industry, particularly as it might affect MPL insurance for physicians, could have a material adverse effect on the Company's results of operations.

     Although the Company intends to expand its operations into additional states, substantially all of the Company's direct premium written is generated in Florida. The revenues and profitability of the Company are therefore subject to prevailing regulatory, economic and other conditions in Florida. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     There can be no assurance that the Company will be successful in implementing its strategy of expanding and diversifying its product lines and geographic market. See " -- Expansion."

LOSS AND LAE RESERVES

     Amounts established by the Company for loss and loss adjustment expense ("LAE") reserves are estimates of future costs based on many variables, including historical and statistical information, inflation, legal developments, economic conditions and general trends in the frequency and severity of losses. No assurances can be given that such estimates will accurately reflect actual losses incurred by the Company. Inflation, changes in medical procedures, increasing use of managed care, legislative changes and many other factors could cause increases in the Company's frequency and severity trends, and may therefore adversely affect future reserve development. The delays between the collection of premiums and the payment of losses is longer for MPL insurance than other property and casualty lines. This delay, which is commonly referred to as a "long tail," is the result of the length of time that elapses between the incident giving rise to an insurance claim, its reporting to the insurer and the ultimate resolution of the claim and contributes to the difficulty with properly estimating loss and LAE reserves. The Company has over twenty years of claims experience, which it believes enables it to reasonably estimate necessary reserves. Nevertheless, future upward adjustments to loss and LAE reserves which are not anticipated by management could have a material adverse impact upon the Company's financial condition and results of operations. Such adjustments could also cause the Company's results of operations to fluctuate on a quarterly basis. See "Business -- Loss and LAE Reserves."

     In recent years, the Company has revised estimates of frequency and severity of losses and determined that certain of its reserves were redundant. Redundant reserves, which have been released in every year since 1991, have contributed significantly to reported earnings in 1995, 1994 and 1993. The Company reduced reserves for prior years by $10.0 million, $10.5 million and $17.7 million in the years ending December 31,

1995, 1994 and 1993, respectively. The Company cannot predict whether redundancies or deficiencies will be experienced in future years. If such redundancies do not occur, or if deficiencies are experienced, the Company's net income could be significantly reduced or a net loss could occur. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Loss and LAE Reserves."

COMPETITION

     The MPL insurance industry is highly competitive and the Company competes with national and regional insurers. Some of the Company's competitors have greater financial and marketing resources than the Company. Certain of the Company's competitors may from time to time seek to acquire or increase market share by pricing their products at levels below those required for profitability, thereby creating downward pressure on pricing. Downward pressure on pricing can also result from competitors establishing rates based upon insufficient or faulty actuarial data. As the Company expands into new product lines and new geographic markets, it will compete with established companies in such markets, many of which will have existing relationships with the physicians and dentists that the Company will seek to insure. The Company believes it can compete successfully notwithstanding such factors, but such factors may nevertheless adversely affect the Company and cause fluctuations in the Company's results of operations. See "Business -- Competition."

CHANGES IN HEALTHCARE

     Significant attention has recently been focused on reforming the healthcare industry at both the Federal and state levels. A broad range of healthcare reform measures have been suggested, and public discussion of such measures will likely continue in the future. Proposals have included, among others, spending limits, price controls, limiting increases in insurance premiums, limiting the liability of doctors and hospitals for tort claims and restructuring the healthcare insurance system. The Company cannot predict which, if any, reform proposals will be adopted, when they may be adopted or what impact they may have on the Company. While some of these proposals could be beneficial to the Company, the adoption of others could have a material adverse effect on the Company's financial condition or results of operations.

     In addition to regulatory and legislative efforts, there have been significant market driven changes in the healthcare environment. In recent years, a number of factors related to the emergence of managed care have negatively impacted or threatened to impact the medical practice and economic independence of medical professionals. Medical professionals have found it more difficult to conduct a traditional fee for service practice and many have been driven to join or contractually affiliate with provider-supported organizations. This consolidation could result in the elimination or significant decrease in the role of medical professionals from the MPL insurance purchasing decision. In addition, the consolidation could reduce MPL insurance premiums paid by healthcare providers, as larger healthcare providers tend to retain more risk by accepting higher deductibles, self-insuring, or forming captive insurance companies. This consolidation could also enable provider-supported organizations to exert greater leverage over MPL insurers with respect to MPL premium rates, policy features and underwriting decisions.

RELIANCE ON MANAGEMENT

     The Company is heavily dependent upon its senior management and the loss of services of one or more of such executives could adversely affect the Company. The Company's president and chief executive officer and its executive vice president and chief operating officer have entered into employment contracts with the Company. See "Management." The Company has only nominal "key-man" insurance for certain of its executive officers.

EXPANSION

     The Company's strategy includes expanding and diversifying its product lines and geographic markets to meet the insurance needs of the changing healthcare market, while maintaining its traditional personalized service for physicians and dentists. Such expansion and diversification is contingent on various factors, including the availability of adequate capital, marketing success and applicable regulatory requirements. The Company's business expansion may also occur through the acquisition of, or combination with, other MPL insurers or other entities. There can be no assurance that any such acquisition or combination will be profitable for the Company. Nor can there be any assurance that the Company will have adequate resources, receive necessary regulatory approvals or achieve the marketing results necessary for such expansion and diversification to be successful. See "Business -- Marketing and Policyholder Services."

REINSURANCE

     The Company's business is partially dependent upon its ability to cede significant amounts of the risk insured by the Company. The amount, availability and cost of reinsurance are subject to prevailing market conditions beyond the control of the Company, and affect the Company's level of business and profitability. Although the Company anticipates that it will continue to be able to obtain such reinsurance, which generally is subject to annual renewal, there can be no assurance that this will be the case. If the Company were unable to maintain such facilities upon their expiration, either its net exposures would increase, or, if it were unwilling to bear such increase in net exposures, the Company would be required to reduce the level of its underwriting commitments. Further, the Company is subject to credit risk with respect to its reinsurers, as the ceding of risk to its reinsurers does not relieve the Company of its liability to its insureds. Although the Company places its reinsurance with reinsurers it believes to be financially stable, a significant reinsurer's inability to make payment under the terms of a reinsurance treaty could have a material adverse effect on the Company. See "Business -- Reinsurance."

ENDORSEMENTS

     The Company's MPL insurance has the exclusive endorsement and active support of the FMA, the FDA, a number of state and local specialty societies and nine county medical associations. The Company has relied on its relationship with these organizations in successfully marketing its insurance products. The Company will endeavor to maintain its endorsements and to continue its close relationship with physicians and dentists through personalized service. However, the loss of one or more of these endorsements could have a material adverse effect on the Company and its ability to attract and retain insureds. See "Business -- Marketing and Policyholder Services."

RATINGS

     Ratings have become an increasingly important factor in establishing the competitive position of insurance companies. Several of FPIC's competitors have received A.M. Best ratings that are higher than that of FPIC. FPIC is rated "A- (Excellent)" by A.M. Best, the third highest rating of 13 ratings assigned to solvent insurance companies, which currently range from "A++ (Superior)" to "D (Very Vulnerable)." An A.M. Best rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and should not be considered an investment recommendation. Although in May, 1996, A.M. Best reaffirmed this rating and indicated that this rating outlook is "stable," if FPIC's rating is materially reduced from its current level by A.M. Best, the Company's results of operations could be adversely affected.

REGULATION OF INSURANCE HOLDING COMPANIES; DIVIDEND RESTRICTIONS

     Extensive laws and regulations of the states in which the Company conducts operations govern many aspects of its business, including, but not limited to, licensing, payment of dividends, establishment of rates, policy forms, and change of control. Changes in or the adoption of laws or regulations regarding rates charged for insurance coverage or other matters could have a material adverse effect on the operations of the Company. State agencies and officials responsible for administering such laws and regulations have broad powers, which they exercise primarily for the protection of policyholders. See
"Business -- Regulation."

     The insurance laws of most states, including Florida, FPIC's state of domicile, regulate the ability of insurers domiciled in such states to pay dividends or make other distributions to shareholders. Thus, the ability of the FIG to receive dividends from FPIC is subject to significant limitations imposed by Florida law. See "Dividend Policy" and "Business -- Regulation."

GUARANTY FUND ASSESSMENTS

     As a Florida insurer, the Company is subject to assessment by the Florida Insurance Guaranty Association, Inc. ("FIGA") for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent property and casualty insurers. To the extent that the Company writes business in other states it may be subject to similar assessments by those states' guaranty associations. In 1992, the Company established a reserve of $5.0 million to cover anticipated assessments resulting from Hurricane Andrew. There can be no assurances that assessments arising in connection with future natural disasters or other insurer insolvencies will not have a material adverse effect on the Company's results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Regulation."

DILUTION

     Based on an initial public offering price of $11.00 per share, purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $1.41 per share. See "Dilution."

ABSENCE OF PRIOR PUBLIC MARKET

     Prior to the Offering, there has been no public market for the Common Stock and there can be no assurance that an active or liquid trading market will develop or continue after the Offering. The initial public offering price has been determined by negotiations between the Company and representatives of the Underwriters and may not be indicative of the market price for the Common Stock after the Offering. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price.

SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the open market or the availability of such shares for sale following the Offering could adversely affect the market price for the Common Stock and could impair the Company's future ability to raise capital through offerings of its equity securities. Following the Offering, the 3,750,000 shares of Common Stock offered hereby will be eligible for sale in the open market without restriction or registration under the Securities Act, except for any shares purchased by an affiliate of the Company. In addition, pursuant to a provision in the Company's articles of incorporation, 4,889,640 shares of Common Stock will be eligible for sale 120 days after the Offering. Of these 4,889,640 shares of Common Stock, approximately 55,750 will be subject to the sales volume limitations of Rule 144 promulgated under the Securities Act. See "Shares Eligible for Future Sale."

RELIANCE ON INDEPENDENT INSURANCE AGENCIES

     The Company's insurance products are primarily marketed by independent agencies. During 1995, approximately 58% of the Company's MPL direct premium written was produced by independent agencies, four of which accounted for approximately 34% of such premium. These agencies are not obligated to promote the Company's products and may sell competitors' insurance products. As a result, the Company's business depends in part on the marketing effort of these agencies and on the Company's ability to continue to offer insurance products and services that meet the requirements of these agencies and their customers. Failure of these independent insurance agencies to market the Company's products successfully could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Marketing and Policyholder Services."

ANTI-TAKEOVER PROVISIONS

     Florida insurance laws and regulations provide that no person may acquire control of the Company, and thus control of FPIC, without obtaining the prior approval of the Department of Insurance. Under Florida law, any person acquiring five percent or more of the voting securities of an insurance holding company is deemed to have acquired control of that company and, consequently, is required to obtain the approval of the Department of Insurance before consummating such acquisition.

     The Company's articles of incorporation and bylaws and Florida law contain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. Additionally, the Board of

Directors may issue preferred stock, which could be used as an anti-takeover device, without a further vote of the shareholders. No shares of preferred stock of the Company are currently outstanding, and the Company has no present intention to issue any shares of preferred stock. However, because the rights and preferences of any series of preferred stock may be set by the Board of Directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of the Common Stock and thus may adversely affect the rights of the holders of Common Stock. The voting structure of the Company's Common Stock and other provisions of the articles of incorporation are intended to encourage a person interested in acquiring the Company to negotiate with, and to obtain the approval of, the Board of Directors in connection with a transaction. However, certain of these provisions may discourage a future acquisition of the Company, including an acquisition in which shareholders might otherwise receive a premium for their shares. As a result, shareholders who might desire to participate in such a transaction may not have the opportunity to do so. Moreover, the existence of these provisions may have a depressive effect on the market price of the Common Stock. See "Description of Capital Stock -- Provisions that Could Delay, Deter or Prevent Changes in Control."

IMPORTANT CONSIDERATIONS RELATED TO FORWARD-LOOKING STATEMENTS

     This Prospectus contains certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Discussions concerning such forward-looking statements may be found in the material set forth under "Summary", "Risk Factors", "The Company", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business", as well as the Prospectus generally. These forward-looking statements include the plans and objectives of management for future operations, including plans and objectives relating to the products and future economic performance of the Company. The forward-looking statements set forth in this Prospectus include or relate to: (i) the Company's current investment strategy of minimizing realized losses; (ii) the Company having sufficient liquidity and working capital; (iii) the Company's strategy to seek consistent profitable growth; (iv) the Company's ability to and success in increasing its market share of the Florida MPL market; (v) the Company's ability to and success in diversifying its product lines into complementary liability products and services for healthcare organizations; (vi) the Company's ability to and success in expanding into additional states; (vii) the Company's avoidance of any material loss on collection of reinsurance recoverables; and (viii) the continued adequacy of the Company's loss and LAE reserves.

     The forward-looking statements included herein are based on current expectations that involve a number of risks and uncertainties. These forward-looking statements are based on assumptions that the Company will continue to competitively price and market its insurance products, to appropriately reserve for losses and LAE, to maintain its successful handling of claims, that competitive conditions within the MPL insurance business will not change materially or adversely, that demand for MPL insurance will remain strong, that the market will accept the Company's new products and services, that the Company will retain existing agents and key management personnel, that the Company's reinsurers will remain solvent and that there will be no material adverse change in the Company's operations or business. Assumptions relating to the foregoing involve judgements with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Company. Although the Company believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking information will be realized. Budgeting, reserving and other management decisions are subjective in many respects and thus susceptible to interpretations and periodic revisions based on actual experience and business developments, the impact of which may cause the Company to alter its marketing, capital expenditures or other budgets, which may in turn affect the Company's results of operations. In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives or plans of the Company will be achieved.

                                  THE COMPANY

     The Company is the second largest provider of MPL insurance in Florida, with an approximate 15% market share of direct premium written for physicians for the year ended December 31, 1994. For more than 20 years, the Company and its predecessors have provided MPL insurance to Florida's medical community. The Company has the exclusive endorsement of both the FMA and the FDA. The Company has increased its number of insured physicians and dentists from 2,460 at year-end 1986 to 5,055 at year-end 1995 and on May 17, 1996 the Company had policies outstanding for 5,346 physicians and dentists. For 1995, the Company had direct premium written of $56.6 million, operating income of $11.5 million and at December 31, 1995 had shareholders' equity of $81.6 million. For the first quarter of 1996, the Company had direct premium written of $22.6 million, operating income of $2.1 million and at March 31, 1996, had shareholders' equity of $80.6 million.

     The Company has achieved underwriting profitability exceeding industry averages while consistently expanding its policyholder base and market presence. The Company's statutory combined ratio was 94.9% in 1993, 93.7% in 1994 and 97.6% in 1995, compared to the PIAA industry average of 121.4%, 101.8% and 98.4%, respectively. The Company's operating income increased from $6.3 million in 1993 to $10.4 million in 1994 to $11.5 million in 1995. The Company's number of insured physicians and dentists increased from 4,264 on January 1, 1993 to 5,055 on December 31, 1995.

     FPIC is rated "A- (Excellent)" by A.M. Best, an independent nationally recognized insurance publishing and rating service. An A.M. Best rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and should not be considered an investment recommendation.

     The Company was formed in 1996 in connection with the Reorganization which FPIC initiated to form a holding company structure. FPIC was formed in 1985 by the conversion of Florida Physicians Insurance Reciprocal ("FPIR") into a stock company. FPIR was organized in 1976 as a Florida insurance reciprocal through the conversion of the FMA-PLI Trust, which was formed in 1975 to provide MPL insurance to members of the FMA. Because of financial difficulties, FPIR was placed in receivership in 1984. The receivership was terminated on January 3, 1985. FPIR was recapitalized by policyholders and merged into FPIC, a stock insurance company, on January 1, 1986. FPIC and FPIR were managed by Physicians Management Company ("PMC") from October 1984 to May 1988. On May 1, 1988, the contract with PMC was cancelled and the PMC employees were hired by FPIC. On July 1, 1995, the Company purchased all of the assets of McCreary Enterprises, Inc. ("MEI"), a Florida third party administrator for group health, workers' compensation, general liability and property insurance.


     On June 11, 1996, the shareholders of FPIC approved the Reorganization. In connection with the Reorganization, FPIC's shareholders became the shareholders of FIG and received five shares of FIG's Common Stock for each of their shares of FPIC's common stock. The purposes of the Reorganization include providing a more flexible operating structure, increasing financial flexibility and satisfying the liquidity needs of the Company's shareholders. As of May 21, 1996, the Company had 3,407 shareholders, the majority of which are current or former policyholders.


     In connection with the Reorganization, the Company has also formed FPIC Insurance Agency, Inc. (the "Agency"). The Company intends for the Agency to conduct various insurance agency activities, including renewing the insurance that FPIC directly wrote prior to the Reorganization.

     Although the Company's primary activities are conducted through its subsidiaries, FIG has entered into a management agreement and an investment management agreement with FPIC pursuant to which FIG provides FPIC with personnel services, legal and accounting support, operations and marketing advice and services, and investment management services.

     The following chart sets forth the Company's organizational structure:

                                   [CHART]

     The Company's executive offices are located at 1000 Riverside Avenue, Suite 800, Jacksonville, Florida 32204. Its telephone number at that address is (904) 354-5910.

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 500,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $4.6 million (after deducting expenses payable by the Company in connection with the Offering). The Company intends to retain the net proceeds for general corporate purposes. The Company may from time to time contribute a portion of the net proceeds to the capital of FPIC in order to increase its underwriting capacity and for general corporate purposes.

     The Company will not receive any of the net proceeds from the sale of shares by the Selling Shareholders. See "Selling Shareholders."

                                DIVIDEND POLICY

     Although the Company paid dividends of $0.10 per share on its Common Stock in 1996, 1995, 1994 and 1992, adjusted to reflect the 100% stock dividend in 1994 and the 5 for 1 stock exchange in 1996, the Company has no plans or policies regarding future dividends. The Company does not have any present intention to pay dividends in the near future. The Company's Board of Directors will review the Company's dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's and its subsidiaries' regulatory requirements, capital requirements, operating results and financial condition and such other factors as the Board of Directors deems relevant. See "Business -- Regulation."

                                    DILUTION


     At March 31, 1996, the net tangible book value of the Company was $78.2 million, or $9.61 per share of the outstanding Common Stock as adjusted for the Reorganization. Net tangible book value per share is determined by dividing the Company's net tangible book value (total tangible assets less total liabilities) by the total number of shares of Common Stock outstanding. After giving effect, as of that date, to the sale of the 500,000 shares of Common Stock offered by the Company hereby, at an assumed initial public offering price of $11.00 per share (the mid-point of the range of the public offering prices set forth on the cover page of this Prospectus) and after deducting estimated underwriting discounts and offering expenses, the adjusted net tangible book value would have been approximately $82.9 million, or $9.59 per share of the Company's Common Stock. This amount represents an immediate decrease in net tangible book value of $0.02 per share to the existing shareholders and an immediate dilution in net tangible book value of $1.41 per share to new investors purchasing shares of Common Stock in the Offering. The following table illustrates this dilution on a per share basis:


    Assumed initial public offering price per share......................           $11.00
                                                                                    ------
      Net tangible book value per share before the Offering..............  $ 9.61
                                                                           ------
      Decrease per share attributable to new investors...................  $  .02
                                                                           ------
    Net tangible book value per share after the Offering.................           $ 9.59
                                                                                    ------
    Dilution in net tangible book value to new investors.................           $ 1.41
                                                                                    ======

     The following table sets forth as of March 31, 1996, the difference between the existing shareholders and the new investors with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share (at the assumed initial public offering price of $11.00 per share, before deducting estimated underwriting discounts and offering expenses). The consideration paid by the existing shareholders and the average price per share paid by the existing shareholders, shown in the table below, are based on the valuation assigned to shares of stock of the Company's predecessors in the Reorganization.


                                                SHARES PURCHASED(1)    TOTAL CONSIDERATION     AVERAGE
                                                -------------------   ---------------------     PRICE
                                                 NUMBER     PERCENT     AMOUNT      PERCENT   PER SHARE
                                                ---------   -------   -----------   -------   ---------
Existing shareholders.........................  4,889,640     56.6%   $ 9,779,280     19.2%   $    2.00
New investors.................................  3,750,000     43.4     41,250,000     80.8        11.00
                                                ---------   -------   -----------   -------
          Total...............................  8,639,640    100.0%   $51,029,280    100.0%


- ---------------

(1) Following the sale of Common Stock by the Selling Shareholders in the Offering, the number of shares held by the existing shareholders will be reduced by 3,250,000 shares and, after the Offering, existing shareholders will hold 4,889,640 shares of Common Stock or 56.6% (53.1% if the Underwriters' over-allotment option is exercised in full) of the total shares of Common Stock outstanding after the Offering. New investors will hold 3,750,000 shares of Common Stock, or 43.4% of the total shares of Common Stock outstanding after the Offering (46.9% if the Underwriters' over-allotment option is exercised in full). See "Selling Shareholders."

     Each of the foregoing tables assumes that outstanding stock options have not been exercised. At March 31, 1996, 330,000 shares of Common Stock were reserved for issuance pursuant to the exercise of outstanding stock options, of which none are immediately exercisable (options for an additional 60,000 shares were granted at the time of the Reorganization). To the extent that such stock options are eventually exercised, there may be further dilution to new investors. See "Management -- Omnibus Incentive Plan."

                                 CAPITALIZATION

     The following table sets forth the capitalization of (i) FPIC at March 31, 1996, (ii) the consolidated FIG and its subsidiaries as adjusted to reflect the Reorganization and (iii) the consolidated FIG and its subsidiaries as further adjusted to reflect the sale of the 500,000 shares of Common Stock offered by the Company hereby (at an assumed initial public offering price of $11.00 per share) and the application of the net proceeds therefrom, after deducting estimated underwriting discounts and expenses of the Offering. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and the Notes thereto, included elsewhere in this Prospectus.


                                                                           MARCH 31, 1996
                                                                 ----------------------------------
                                                                                         AS FURTHER
                                                                 ACTUAL    AS ADJUSTED    ADJUSTED
                                                                 -------   -----------   ----------
                                                                           (IN THOUSANDS)
Long-term debt.................................................  $   -0-     $   -0-      $    -0-
                                                                 -------   -----------   ----------
Shareholders' equity:
  FIG Preferred Stock, $.10 par value, 50,000,000 shares
     authorized; no shares issued and outstanding, as adjusted
     and as further adjusted...................................       --          --
  FPIC Common Stock, $1.00 par value, 5,000,000 shares
     authorized; 1,627,928 shares issued and outstanding,
     actual....................................................    1,628          --            --
  FIG Common Stock, $.10 par value, 25,000,000 shares
     authorized; 8,139,640 shares issued and outstanding, as
     adjusted and 8,639,640 shares issued and outstanding, as
     further adjusted(1).......................................       --         814           864
  Additional paid-in capital...................................   17,641      18,455        23,014
  Unrealized loss on investments, net of tax...................     (579)       (579)         (579)
  Unearned compensation -- stock options.......................       --          --            --
  Retained earnings............................................   61,924      61,924        61,924
                                                                 -------   -----------   ----------
          Total shareholders' equity...........................   80,614      80,614        85,223
                                                                 -------   -----------   ----------
          Total capitalization.................................  $80,614     $80,614      $ 85,223
                                                                 =======   =========      ========


- ---------------

(1) Excludes 330,000 shares of Common Stock reserved for issuance pursuant to the exercise of stock options outstanding as of March 31, 1996, (options for an additional 60,000 shares were granted at the time of the Reorganization). See "Management -- Directors' Fees."

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following tables should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Company's Consolidated Financial Statements and the Notes thereto, and the other financial and statistical information included elsewhere in this Prospectus. The consolidated income statement data for the years ended December 31, and the consolidated balance sheet data at December 31, have been derived from the consolidated financial statements of the Company, which have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The data for the three months ended March 31, 1995 and 1996 and at March 31, 1995 are derived from the unaudited consolidated financial statements of the Company, and reflect all adjustments (which consist of only normally recurring adjustments) necessary for a fair presentation of interim periods. Operating results for the three months ended March 31, 1996 are not necessarily indicative of results for the full fiscal year.


                                FOR THE THREE MONTHS
                                  ENDED MARCH 31,                           FOR THE YEARS ENDED DECEMBER 31,
                              ------------------------    --------------------------------------------------------------------
                                 1996          1995          1995          1994            1993          1992          1991
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
                                                 (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA(1))
INCOME STATEMENT DATA:
Direct premium written.....   $   22,556    $   20,127    $   56,641    $   52,454      $   51,568    $   44,845    $   45,169
Net premium written........   $   20,663    $   18,254    $   54,306    $   47,509      $   45,426    $   40,472    $   40,194
                              ==========    ==========    ==========    ==========      ==========    ==========    ==========
Net premium earned.........   $   12,922    $   11,101    $   52,674    $   46,836      $   39,443    $   40,738    $   38,123
Net investment income......        3,149         2,894        11,987(2)     10,369           8,370         8,853        10,342
Net realized investment
  gains (losses)...........          (11)         (557)          238        (6,657)(3)       3,437          (991)        5,553
Other income...............        1,705           428         4,632         1,758           1,435         1,226         1,631
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
        Total revenues.....       17,765        13,866        69,531        52,306          52,685        49,826        55,649
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
Losses and LAE(4)..........       12,214        10,420        44,839        39,177          34,663        36,740        18,608
Other operating expenses...        2,516         1,227         7,096         4,005           4,394         9,745(5)      6,013
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
        Total expenses.....       14,730        11,647        51,935        43,182          39,057        46,485        24,621
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
Income before income taxes
  and cumulative effect of
  accounting change........        3,035         2,219        17,596         9,124          13,628         3,341        31,028
Income taxes...............          960           781         5,910         3,098           5,087         1,194        11,383
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
Income before
  cumulative effect of
  accounting change........        2,075         1,438        11,686         6,026           8,541         2,147        19,645
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
Cumulative effect of
  accounting change, net...            0             0             0          (149)              0             0             0
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
Net income.................   $    2,075    $    1,438    $   11,686    $    5,877      $    8,541    $    2,147    $   19,645
                              ==========    ==========    ==========    ==========      ==========    ==========    ==========
Net income per share.......   $      .25    $      .19    $     1.47    $      .76      $     1.10    $      .28    $     2.54
Operating income(6)........   $    2,082    $    1,806    $   11,529    $   10,420      $    6,273    $    2,801    $   15,980
Operating income per
  share....................   $      .26    $      .23    $     1.45    $     1.34      $      .81    $      .36    $     2.06
Weighted average number of
  shares outstanding.......    8,139,640     7,759,860     7,949,750     7,759,860       7,759,640     7,756,180     7,748,600
CERTAIN FINANCIAL
  RATIOS:(7)
Loss and LAE ratio(4)......         88.3%         85.4%         83.9%         81.2%           74.7%         90.2%         44.2%
Underwriting expense
  ratio....................         25.7          26.7          13.7          12.5            20.2          13.3          11.9
                              ----------    ----------    ----------    ----------      ----------    ----------    ----------
Combined ratio.............        114.0%        112.2%         97.6%         93.7%           94.9%        103.5%         56.1%
                              ==========    ==========    ==========    ==========      ==========    ==========    ==========
Industry combined
  ratio(8).................           --            --          98.4%        101.8%          121.4%        134.2%        103.8%

                                                                                      DECEMBER 31,
                                                MARCH 31,    ---------------------------------------------------------------
                                                  1996         1995         1994         1993         1992           1991
                                                ---------    ---------    ---------    ---------    ---------      ---------
                                                         (DOLLARS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA(1))
BALANCE SHEET DATA:
Total investments.............................. $ 221,832    $ 221,604    $ 192,867    $ 180,721    $ 179,872      $ 167,473
Total assets...................................   284,593      276,699      244,266      233,120      206,408        196,383
Loss and LAE reserves..........................   168,822      164,506      152,268      138,745      126,650        118,993
Total liabilities..............................   203,979      195,143      182,660      169,199      152,954        147,738
Shareholders' equity...........................    80,614       81,556       61,606       63,921       53,454         48,645
Book value per share........................... $    9.90    $   10.02    $    7.94    $    8.24    $    6.89      $    6.28
Common stock outstanding at end of period...... 8,139,640    8,139,640    7,759,860    7,759,860    7,756,850      7,748,600

- ---------------


 (1) Per share data has been calculated after giving effect to the 100% stock dividend on December 31, 1994 and the 5 for 1 stock exchange effective June 11, 1996 in connection with the Reorganization. Does not give effect to the sale of Common Stock in the Offering.

 (2) Net investment income in 1995 includes a $0.5 million write down on real estate. See Note 5 of "Notes to the Consolidated Financial Statements".
 (3) The $6.7 million loss was principally the result of an increase in interest rates during the first 6 months of 1994, coupled with an active trading strategy by an external manager who was terminated in June 1994.
 (4) Includes a $1.6 million, $2.9 million, $10.0 million, $10.5 million, $17.7 million, $16.3 million and $20.2 million, decrease in estimated loss and LAE for claims occurring in prior periods for the three months ended March 31, 1996 and 1995 and the years ended December 31, 1995, 1994, 1993, 1992 and 1991, respectively.
 (5) Includes a one-time accrual of $5.0 million for an assessment by the FIGA to fund losses by insolvent insurers incurred as a result of Hurricane Andrew. See Note 10 of "Notes to the Consolidated Financial Statements."
 (6) Operating income represents net income excluding net realized investment gains or losses, net of federal income taxes and the cumulative effect of accounting change.
 (7) Financial ratios have been calculated using statutory accounting practices ("SAP"), which do not require deferral of policy acquisition costs.
 (8) Calculated based upon information reported by PIAA. For this calculation, combined ratio is the total of the loss and LAE ratio and the underwriting expense ratio. Combined ratio as used herein does not consider any policyholder dividend information. The Company paid policyholder dividends of $0.2 million, $2.2 million and $4.0 million in 1994, 1993 and 1991, respectively. No policyholder dividends were paid in the periods ended March 31 or in the years ended December 31, 1995 and 1992.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Company's consolidated financial statements and the notes thereto appearing elsewhere herein. The Company's consolidated financial statements include the results of its wholly owned subsidiary McCreary since July 1, 1995. All amounts have been rounded to the nearest $100,000.

GENERAL

     FIG's primary sources of revenue are dividends from its subsidiaries. The primary sources of revenues for these dividends are premium earned and investment income derived from the insurance operations of FPIC, and fee and commission income from McCreary and the Agency. The Company concentrates on liability insurance products for the healthcare community, with MPL insurance for physicians and dentists as its primary product. The Company, through FPIC, writes MPL insurance on a claims-made basis, which provides protection to the insured against only those claims that arise out of incidents occurring and of which notice to the insurer is given while coverage is effective. In contrast to occurrence MPL policies, which the Company has never written, claims-made policies allow the Company to accrue reserves in the year that a claim is reported instead of in the year of incident occurrence. Consequently, the Company is able to estimate its reserves with more certainty since there is less dependence on the actuarial determination of claims incurred but not reported.

     The Company's financial position and results of operations are subject to fluctuations due to a variety of factors. Unexpectedly high frequency or severity of losses in any period would have a material adverse effect on the Company. Additionally, reevaluations of the Company's loss and LAE reserves could result in an increase or decrease in reserves and a corresponding adjustment to earnings. The Company's historical results of operations are not necessarily indicative of future results.

RESULTS OF OPERATIONS -- THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1995

  Premiums


     Direct premium written increased $2.5 million, or 12%, from $20.1 million in the first quarter of 1995 to $22.6 million in the first quarter of 1996. This increase was primarily attributable to an increase in the number of insureds and the average premium per insured (despite the rate reduction discussed below). This increase was partially offset by an average rate reduction of 2.4% on physician MPL premiums effective January 1, 1996. Reinsurance premium ceded remained unchanged from the first quarter of 1995 to the first quarter of 1996 at $1.9 million. Net premium earned increased $1.9 million, or 17%, from $11.1 million in the first quarter of 1995 to $13.0 million in the first quarter of 1996 for the foregoing reasons.


  Net Investment Income

     Net investment income increased $0.2 million, or 7%, from $2.9 million in the first quarter of 1995 to $3.1 million in the first quarter of 1996. This increase was primarily attributable to income earned from a higher level of invested assets.

  Net Realized Investment Gains (Losses)

     There were no material net realized investment gains or losses in the first quarter of 1996. Net realized investment losses were $0.6 million in the first quarter of 1995.

  Other Income

     Other income, comprised principally of claims administration and management fees, commissions and finance charges, increased $1.3 million, or 325%, from $0.4 million in the first quarter of 1995 to $1.7 million in the first quarter of 1996. This increase was primarily attributable to claims administration fees of

$1.0 million and commissions of $0.1 million for McCreary's operations, which the Company acquired on July 1, 1995.

  Losses and LAE

     Losses and LAE increased $1.8 million, or 17%, from $10.4 million in the first quarter of 1995 to $12.2 million in the first quarter of 1996. This increase was primarily attributable to the increase in net premium earned.

  Other Operating Expenses

     Other operating expenses, comprised principally of selling and administrative expenses, increased $1.3 million from $1.2 million in the first quarter of 1995 to $2.5 million in the first quarter of 1996. This increase was primarily attributable to McCreary's operations.

  Income Taxes

     Income taxes increased $0.2 million, or 23%, from $0.8 million for the three months ended March 31, 1995 to $1.0 million for the three months ended March 31, 1996. This increase was related to the increase in income before income taxes.

  Net Income

     For the reasons stated above, net income increased $0.7 million, or 50%, from $1.4 million in the first quarter of 1995 to $2.1 million in the first quarter of 1996.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  Premiums


     Direct premium written increased $4.2 million, or 8%, from $52.4 million in 1994 to $56.6 million in 1995. This increase was primarily attributable to (i) an average rate increase of 3.6% on physician MPL premiums, and (ii) an increase in the number of insureds and the average premium per insured (excluding the impact of the rate increase discussed above). Reinsurance premium ceded decreased $2.6 million, or 53%, from $4.9 million in 1994 to $2.3 million in 1995 due to a return of ceded premium of $3.4 million upon the expiration of a reinsurance contract. Excluding this transaction, reinsurance premium ceded would have increased $0.8 million to $5.7 million. Net premium earned increased $5.9 million, or 13%, from $46.8 million in 1994 to $52.7 million in 1995 due to the increase in direct premium written and the decrease in ceded premium.


  Net Investment Income

     Net investment income increased $1.6 million, or 16%, from $10.4 million in 1994 to $12.0 million in 1995. This increase, which was partially offset by a $0.5 million write-down of the Company's home office building, was primarily attributable to: (i) a decrease in the portfolio's average cash balance in 1995 from 1994, the difference of which was invested in higher yielding securities; and (ii) a higher level of invested assets. The change in cash position was attributed to the Company's decision to change its investment strategy from active trading to a buy and hold approach. The Company's investment policy is to acquire investment grade fixed income securities with an average duration of less than four years. The average duration of the portfolio decreased from 4.6 years in 1994 to 3.6 years in 1995.

  Net Realized Investment Gains (Losses)

     Net realized investment gains in 1995 were $0.2 million as compared to net realized investment losses of $6.7 million in 1994. The Company's net realized investment losses of $6.7 million during 1994 were principally the result of an increase in interest rates during the first six months of 1994 coupled with an active trading strategy by an external portfolio manager. The Company terminated this external manager in June

1994. The Company thereafter changed its investment strategy from an active trading strategy to a buy and hold approach.

  Other Income

     Other income increased $2.9 million, or 171%, from $1.7 million in 1994 to $4.6 million in 1995. This increase was primarily attributable to claims administration fees of $1.9 million and commissions of $0.6 million from McCreary's operations.

  Losses and LAE

     Losses and LAE increased $5.6 million, or 14%, from $39.2 million in 1994 to $44.8 million in 1995 reflecting the increase in net premium earned. The SAP loss ratios of 81.2% in 1994 and 83.9% in 1995 reflect the stability the Company has experienced in its loss trends in recent years. In connection with the Company's bi-annual reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its reserves for claims occurring in prior periods, by $10.5 million in 1994 and $10.0 million in 1995. These reductions produced corresponding increases in the Company's pre-tax income. There is no assurance that reserve adequacy reevaluations will produce similar reserve reductions and pre-tax income increases in the future.

  Other Operating Expenses

     Other operating expenses increased $3.1 million, or 78%, from $4.0 million in 1994 to $7.1 million in 1995. This increase was primarily attributable to an increase of $2.0 million in administrative expenses of McCreary's operations and an increase of $0.6 in commission expense due to higher direct premium written by agents and an increase in the commission rates paid to agents.

  Income Tax

     Income taxes increased $2.8 million, or 91%, from $3.1 million in 1994 to $5.9 million in 1995. This increase was primarily attributable to the increase in income before income taxes.

  Net Income

     For the reasons stated above, net income increased $5.8 million, or 98%, from $5.9 million in 1994 to $11.7 million in 1995.

RESULTS OF OPERATIONS -- YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

  Premiums

     Direct premium written increased $0.9 million, or 2%, from $51.5 million in 1993 to $52.4 million in 1994. This increase was primarily attributable to an increase in the number of insureds and the average premium per insured (despite the rate reduction discussed below). This increase was partially offset by an average rate reduction of 4.4%. Reinsurance premium ceded decreased $1.2 million, or 20%, from $6.1 million in 1993 to $4.9 million in 1994. This decrease in the reinsurance premiums ceded was primarily due to a decline in the rates charged by the Company's main reinsurers. Net premium earned increased $7.4 million, or 19%, from $39.4 million in 1993 to $46.8 million in 1994. This was primarily attributable to a $6.7 million increase in direct premium written in 1993 over 1992 that were primarily earned in 1994 and to a $2.2 million policyholder dividend that was subtracted from 1993 net premium earned.

  Net Investment Income

     Net investment income increased $2.1 million, or 25%, from $8.3 million in 1993 to $10.4 million in 1994. This increase was primarily attributable to: (i) a decrease in the portfolio's average cash balance in 1994 from 1993, the difference of which was invested in higher yielding securities; and (ii) a higher level of invested assets.

  Net Realized Investment Gains (Losses)

     Net realized investment losses in 1994 were $6.7 million and were the result of the reasons discussed above, as compared to net realized investment gains in 1993 of $3.4 million which were primarily attributable to a favorable interest rate environment.

  Losses and LAE

     Losses and LAE increased $4.5 million, or 13%, from $34.7 million in 1993 to $39.2 million in 1994 reflecting the increase in the net premium earned. The SAP loss ratios of 74.7% in 1993, and 81.2% in 1994 reflect the stability the Company has experienced in its loss trends in recent years. In connection with the Company's normal reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its reserves for claims occurring in prior periods by $10.5 million in 1994 and $17.7 million in 1993. These reductions produced corresponding increases in the Company's income before income taxes. There is no assurance that reserve adequacy reevaluations will produce similar reserve reductions and income before income tax increases in the future.

  Other Operating Expenses

     Other operating expenses decreased $0.4 million, or 9%, from $4.4 million in 1993 to $4.0 million in 1994 primarily due to a decrease in general expenses and an increase in ceding commissions paid to the Company by reinsurers in 1994.

  Income Tax

     Income taxes decreased $2.0 million, or 39%, from $5.0 million in 1993 to $3.0 million in 1994. This decrease was primarily attributable to a decrease in income before income taxes.

  Net Income

     For the reasons stated above, net income decreased $2.6 million, or 31%, from $8.5 million in 1993 to $5.9 million in 1994.

LIQUIDITY AND CAPITAL RESOURCES

     The payment of losses, LAE, and operating expenses in the ordinary course of business is the principal need for the Company's liquid funds. Cash used to pay these items has been provided by operating activities. Cash provided from these activities was sufficient during 1995 to meet the Company's needs. Management believes these sources will be sufficient to meet the Company's cash needs for operating purposes for at least the next twelve months. However, a number of factors could cause increases in the dollar amount of losses and LAE paid and may therefore adversely affect future reserve development and cash flow needs. Management believes these factors include, among others, inflation, changes in medical procedures, increasing use of managed care and adverse legislative changes. In order to compensate for such risk, the Company: (i) maintains what its management considers to be adequate reinsurance; (ii) conducts regular actuarial reviews of loss reserves every six months; (iii) maintains adequate asset liquidity (by managing its cash flow from operations coupled with its fixed income maturities) and (iv) maintains an investment portfolio invested primarily in investment grade, fixed maturity securities. See "Risk Factors."

     The Company did not borrow any funds during 1995, 1994 or 1993 and has no current plans to borrow funds during 1996. At March 31, 1996, the Company held approximately $11.2 million in investments scheduled to mature during the next twelve months, which, combined with net cash flows from operating activities, are expected to provide the Company with sufficient liquidity and working capital. See "Risk Factors." As highlighted in the accompanying consolidated statements of cash flows, the Company generated positive net cash of $7.5 million in the first quarter of 1996 and $19.9 million, $26.5 million and $0.3 million from operations in 1995, 1994 and 1993, respectively. Net cash provided in 1993 was reduced by $10.0 million due to premiums ceded to a certain reinsurance contract that have been recorded as a deposit on the financial statements.

     Shareholder dividends payable by the Company's insurance subsidiary, FPIC, are subject to certain limitations imposed by Florida law. See
"Business -- Regulation." In 1996, FPIC is permitted, within insurance regulatory guidelines, to pay dividends of approximately $11.6 million without prior regulatory approval.

     In recent years the NAIC has developed risk based capital ("RBC") measurements for insurers. The measurements provide state regulators with varying levels of authority based on the adequacy of an insurer's RBC. At December 31, 1995, FPIC's statutory annual statements reported a total adjusted surplus to policyholders of $70.0 million, which is $58.6 million, or 515%, more than the NAIC's authorized RBC control level of $11.4 million. The authorized control level permits an insurance regulator to take whatever regulatory actions are considered necessary to protect the best interests of the policyholders and creditors of the insurer, which may include placing the insurer under regulatory control (i.e., rehabilitation or liquidation). The Department of Insurance has not adopted the NAIC's RBC standards, although the Department of Insurance does use the standards to identify companies that may need regulatory attention.

CHANGES IN ACCOUNTING PRINCIPLES

     Effective December 31, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts," which requires the amounts due from reinsurers and amounts paid to reinsurers relating to the unexpired portion of reinsured contracts (prepaid reinsurance premiums) be disclosed separately as assets. This statement also established the risk transfer criteria necessary for a contract to be accounted for as reinsurance. For the effect of this change in Accounting Principles, see
"Business -- Reinsurance."

     Effective January 1, 1994, the Company adopted SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). Under the provisions of SFAS 115, the Company is required to classify investments in debt securities (bonds, redeemable preferred stocks and mortgage-backed securities) into one of three categories: held-to-maturity, available-for-sale, or trading. As permitted by SFAS 115, no retroactive effect has been included in the 1993 financial statements.

     Investments in available-for-sale securities are available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, and asset-liability management strategies, among other reasons. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of deferred taxes. The effect of adopting SFAS 115 was to report net unrealized depreciation on available-for-sale securities of $0.3 million, and deferred taxes of $0.2 million, as a decrease in shareholders' equity as of January 1, 1994. Investments were reduced by $0.5 million.

     Investments in debt securities that were held with the objective of trading to maximize investment returns or were expected to be sold before maturity were recorded at fair market value. The effect of adopting SFAS 115 was to report a net unrealized loss of $0.1 million related to the trading portfolio as a cumulative effect adjustment in the 1994 consolidated statement of income, and deferred taxes of $0.1 million. Investments were reduced by $0.2 million. Effective July 1, 1994, the Company classified all of its investments in debt securities as available-for-sale.

GUARANTY FUND ASSESSMENTS

     As a Florida insurer, FPIC is subject to assessment by FIGA for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. See "Business -- Regulation".

     The standard FIGA assessments that may be levied annually by FIGA on an "as needed" basis, are expensed as paid. In 1995, no assessment was levied. In 1994 and 1993, FPIC was assessed $0.4 million and $0.8 million, respectively.

     In addition to the standard FIGA assessments, in 1992 the Florida Legislature passed a special assessment to retire bonds issued to pay property losses arising from Hurricane Andrew. FPIC is assessed 2 percent of the greater of either net direct premium written during the current year or 1991, the base year. The bonds were initially scheduled for defeasance in the year 2003 but may be paid off prior to that time. However, changes in the premium levels of insurers in this pool could revise the payoff date. At December 31, 1992, FPIC established a reserve of $5.0 million to cover the anticipated payments which was accounted for as other operating expense in 1992. At March 31, 1996, the balance of this reserve was $2.8 million.

                                    BUSINESS

OVERVIEW

     The Company is the second largest provider of MPL insurance in Florida, with an approximate 15% market share of direct premium written for the year ended December 31, 1994. Based on data compiled by A.M. Best, total MPL premiums in the U.S. exceeded $5.8 billion in 1994. Florida is the third largest market for MPL insurance in the U.S. based on direct premium written with more than $370 million of MPL premium written in 1994. For more than 20 years, the Company and its predecessors have provided MPL insurance to Florida's medical community. The Company has the exclusive endorsement of both the FMA and the FDA. The Company has increased its number of insured physicians and dentists from 2,460 at year-end 1986 to 5,055 at year-end 1995 and on May 17, 1996 the Company had policies outstanding for 5,346 physicians and dentists. For 1995, the Company had direct premium written of $56.6 million, operating income of $11.5 million, and at December 31, 1995 had shareholders' equity of $81.6 million. For the first quarter of 1996, the Company had direct premium written of $22.6 million, operating income of $2.1 million, and at March 31, 1996, had shareholders' equity of $80.6 million.

     The Company has achieved underwriting profitability exceeding industry averages while consistently expanding its policyholder base and market presence. The Company's statutory combined ratio was 94.9% in 1993, 93.7% in 1994 and 97.6% in 1995, compared to the PIAA industry average of 121.4%, 101.8% and 98.4%, respectively. The Company's operating income increased from $6.3 million in 1993 to $10.4 million in 1994 to $11.5 million in 1995. The Company increased its number of insured physicians and dentists from 4,264 on January 1, 1993 to 5,055 on December 31, 1995.

OPERATING STRATEGY

     The Company believes that its underwriting profitability and historical growth are attributable to several key strengths, which include:

     - Targeting Profitable Segments. The Company seeks to maximize profitability by targeting segments of the MPL industry that are narrowly-defined by such factors as medical specialty and geographic location. The Company has identified medical specialties in which it feels it has substantial knowledge and experience which enabled it to generate above-average underwriting profits. The Company selectively underwrites, markets and prices its MPL insurance to attract insureds in these segments. As a result of this strategy, approximately 80% of the increase in the Company's net premium written during the first five months of 1996 was received from physicians in targeted medical specialties.

     - Targeting "Claims-Free" Business. The Company endeavors to offer MPL insurance to medical professionals with low levels of previous MPL claims. In 1995, approximately 70% of the Company's insureds received a "Claims-free" credit for having low levels of MPL claims for a minimum of the last five years. In order to attract such "Claims-free" business, the Company offers insureds credits for five or more years of low claims experience and pays agents a higher commission for referring such business.

     - Capitalizing on Relationships with Medical Societies. In addition to being the exclusively endorsed carrier of the FMA and FDA, the Company also maintains relationships with and receives exclusive endorsements from a number of state and local specialty societies and medical associations. Included among these endorsers are the Florida Chapter, American College of Surgeons, the Florida Obstetric and Gynecologic Society, and the Florida Society of Thoracic and Cardiovascular Surgeons and nine county medical associations. Management believes that these relationships provide the Company significant knowledge of and insight into its customers and markets and enables the Company to be more responsive to the changing needs of the healthcare community.

     - Establishing Timely Claims Settlement Procedures. The Company's policy is to refuse settlement of and to defend aggressively all claims that appear to have no merit. However, in those instances where claims may have merit, the Company attempts to settle such claims as expeditiously as possible in a cost efficient manner. As a result, the average life for claims settled in 1995 was 2.5 years as compared to 3.1 years for claims settled in 1987.

GROWTH STRATEGY

     The Company believes that its future growth and underwriting profitability will be generated by:

     - Increasing Florida Medical Malpractice Market Share. The Company believes that its primary growth opportunity will be expansion in the Florida MPL market. The Company is expanding its premium base in Florida by attracting additional insureds, primarily in its targeted segments. The Company has been able to do so by offering competitive pricing and signing new agents. New agents accounted for 13.7% of new direct written premiums in 1995. In addition, the Florida MPL market is highly fragmented, with over 36 insurers currently writing business in the state, 15 of which are physicians' mutual protective trusts or other similar entities. The Company believes that this fragmentation provides an opportunity for consolidation.

     - Entering the Managed Care Market. The Company has entered the evolving managed care marketplace which is undergoing change with the recent emergence of provider-supported organizations, such as IPAs, PHOs, and MSOs by capitalizing on its knowledge of the medical community and its relationship with its insureds. The Company is currently marketing managed care liability insurance to these newly-formed organizations and professional and comprehensive general liability insurance to healthcare facilities. The Company believes that by providing insurance to managed care entities and healthcare facilities, it will have an opportunity to cross-sell its MPL insurance to physicians affiliated with such entities and facilities.

     - Expanding into New States. The Company believes that states in the southern region of the U.S. provide the Company an opportunity to profitably increase its premium volume while maintaining its underwriting standards. The Company believes that it can successfully compete with existing insurers in those states by targeting and competitively pricing business from certain specialties and geographic territories and by capitalizing on its ability to develop and maintain strong agent loyalty. The Company therefore, has hired personnel, has begun enrolling agents, and has commenced marketing in Georgia. In addition, FPIC has recently obtained a license to do business in Alabama and is contemplating opportunities in other states, principally in the southern region of the U.S. This expansion of the Company's business may also include expansion through acquisition of, or combination with, MPL insurers and other entities in other states.

     - Pursuing Cross-Selling Opportunities. In order to further its cross-selling opportunities, on July 1, 1995, the Company, through its subsidiary, McCreary, acquired all of the assets of a Florida third party administrator for group health, workers' compensation, general liability, and property insurance. The Company has begun offering McCreary's products to FPIC's insureds and prospective insureds such as hospitals, healthcare facilities, and other provider-supported organizations.

INSURANCE PRODUCTS

     The Company has developed a variety of insurance products for participants in the healthcare industry. These products include: MPL insurance for medical professionals, managed care liability insurance, professional and comprehensive general liability insurance for healthcare facilities, AHCA/OSHA insurance coverage, provider stop loss insurance and third party administration. The following table summarizes, by product, the direct premium written by the Company for the periods indicated.

                                                         FOR THE THREE   FOR THE YEAR ENDED DECEMBER
                                                         MONTHS ENDED                31,
                                                           MARCH 31,     ---------------------------
                                                             1996         1995      1994      1993
                                                         -------------   -------   -------   -------
                                                                       (IN THOUSANDS)
Medical professional liability for physicians..........     $21,505      $52,134   $48,546   $48,123
Medical professional liability for dentists............         703        3,190     2,817     2,618
Managed care...........................................          23          215        --        --
Professional and comprehensive general liability.......          42          317       153        --
AHCA/OSHA..............................................         283          785       938       827
                                                            -------      -------   -------   -------
          Total........................................     $22,556      $56,641   $52,454   $51,568
                                                            =======      =======   =======   =======

     Medical Professional Liability. The principal product offered by the Company is MPL insurance for physicians and dentists. The Company's MPL insurance is offered to physicians and dentists in all types of settings including solo practices group practices, and hospitals. MPL insurance provides coverage against the legal liability of an insured for such things as injury caused by or as a result of treating a patient, failure to treat and failure to diagnose.

     MPL policies are issued on a "claims-made" basis. Coverage is provided for claims reported to the Company during the policy period arising from incidents that occurred at any time the insured was covered by the policy. The Company also offers "tail coverage" for claims reported after the expiration of the policy for occurrences during the coverage period. The price of the tail coverage is based on the length of time the insured has been covered under the Company's claims-made form. The Company provides free tail coverage for insured physicians who die or become disabled during the coverage period of the policy and those who have been insured by the Company for at least five consecutive years and retire completely from the practice of medicine. MPL insurance policies offered by the Company are issued on a claims-made basis with liability limits up to $3.0 million per incident and $5.0 million in annual aggregate for physicians and $1.0 million per incident and $3.0 million in annual aggregate for dentists. At May 17, 1996, the Company had 3,757 physician insureds and 1,589 dentist insureds. For the year ended December 31, 1995, the Company had $55.3 million in direct premium written from MPL insurance, representing 97.7% of the Company's total direct premium written.

     The following tables summarize the Company's physician and dentist MPL insurance direct premium written for the year ended December 31, 1995:



                                                                        DIRECT
                                                                       PREMIUM        PERCENT
                         PHYSICIAN GROUP SIZE                          WRITTEN        OF TOTAL
    --------------------------------------------------------------  --------------   ----------
                                                                    (IN THOUSANDS)
    Sole practitioner physicians..................................     $ 27,532          52.8%
    Group with less than 5 physicians.............................       14,868          28.5
    Group with 5-8 physicians.....................................        5,738          11.0
    Group with 9 or more physicians...............................        3,997           7.7
                                                                       --------         -----
              Total...............................................     $ 52,135         100.0%
                                                                       ========         =====



                                                                        DIRECT
                                                                       PREMIUM        PERCENT
                           DENTIST GROUP SIZE                          WRITTEN        OF TOTAL
     -------------------------------------------------------------- --------------   ----------
                                                                    (IN THOUSANDS)
    Sole practitioner dentists....................................     $  2,748          86.1%
    Group with less than 5 dentists...............................          425          13.3
    Group with 5-8 dentists.......................................           17           0.6
                                                                       --------         -----
              Total...............................................     $  3,190         100.0%
                                                                       ========         =====

     Managed Care. Managed care liability insurance provides coverage for liability arising from the errors and omissions of a managed care organization, the vicarious liability of a managed care organization for acts or omissions by contracted and employed providers ("E&O") and the liability of directors and officers of a managed care organization ("D&O"). These policies are issued on a claims-made basis. The typical limits of coverage offered by the Company for E&O policies is $1.0 million per incident and $1.0 million in annual aggregate and for D&O policies is $3.0 million per incident and $3.0 million in annual aggregate. As of December 31, 1995, the Company had 11 managed care liability policies issued. For the year ended December 31, 1995, the Company had $0.2 million in direct premium written from managed care liability insurance, representing 0.4% of the Company's total direct premium written.

     Professional and Comprehensive General Liability. The Company also offers professional and comprehensive general liability insurance to healthcare facilities, such as ambulatory surgery centers and walk-in medical care clinics. The policy issued to healthcare facilities provides protection for professional liability related to the operation of a healthcare facility and its various staff committees, together with comprehensive general liability. Professional liability insurance is offered by the Company to healthcare facilities on a claims-made basis. Commercial general liability is available on a claims-made or occurrence basis, although all policies issued as of March 31, 1996 were on a claims-made basis. The limits of coverage for these policies available to non-hospital healthcare facilities is $1.0 million per incident and $3.0 million in annual aggregate and to hospitals is $10.0 million per incident and $10.0 million in annual aggregate. Higher liability limits are placed through facultative reinsurance arrangements. As of March 31, 1996, the Company had 12 facility insureds. For the year ended December 31, 1995, the Company had $0.3 million in direct premium written from professional and comprehensive general liability insurance for healthcare facilities, representing 0.5% of the Company's total direct premium written.

     AHCA/OSHA. The Company also offers defense coverage to physicians and dentists for costs associated with investigations initiated by Florida's Agency for Healthcare Administration ("AHCA") as well as the Occupational Safety and Health Administration ("OSHA"). This coverage is offered to the Company's insureds for investigations that are not related to an MPL claim; investigations related to an MPL claim are provided to the Company's insureds as part of their policy coverage. AHCA/OSHA coverage is also offered to physicians and dentists not otherwise insured by the Company. Policy limits for this coverage are $25,000 per incident and $75,000 in annual aggregate. For the year ended December 31, 1995, the Company had $0.8 million in direct premium written for AHCA/OSHA insurance, representing 1.4% of the Company's total direct premium written.

     Provider Stop Loss. As part of its efforts to develop insurance products designed to meet the needs of customers in the healthcare industry, the Company has developed provider stop loss insurance. Provider stop loss insurance is designed to limit the risk of a healthcare provider (whether a hospital, physician group or managed care organization) with respect to contracts under which the insured provider has agreed to provide healthcare services at a fixed rate ("capitation"). The Company has not yet sold any provider stop loss insurance.

     Third Party Services. Through McCreary, the Company offers third party administrative services. McCreary specializes in the administration of self insurance plans for large employers. The lines of insurance that McCreary primarily administers are group health, workers' compensation, general liability and property. The Company intends to offer these services to its existing and future customer base of healthcare facilities and managed care organizations on both a self insured basis and a fully insured basis. For the six-month period ended December 31, 1995, McCreary contributed $2.7 million to the Company's total revenue. See "Risk Factors."

RATES

     The Company establishes, through its own actuarial staff and independent actuaries, rates and rating classifications for its physician and dentist insureds based on the loss and LAE experience it has developed over the past 20 years and upon rates charged by its competitors. The Company uses certain relative risk factors based on geographic location, medical specialty and policy limits. The Company has established its premium rates and rating classifications for healthcare facilities and managed care organizations utilizing data publicly filed by other insurers and guidelines provided by its reinsurers. All rates for liability insurance are subject to review by the relevant insurance regulatory authority.

     Premium rates contemplate a certain level of risk and therefore, there is significant variance in premium rates based upon factors that are unique to the insured. The Company establishes premium rates by applying relative risk factors to an established base rate. A base rate is currently defined as the premium charged a family practitioner, practicing outside of Dade, Broward and Palm Beach Counties with a $500,000 per occurrence policy limit. As of January 1, 1996 the Company's base rate premium was approximately $8,000 per annum. Upon application of the various risk factors a neurosurgeon practicing in one of those three counties with a policy limit of $500,000 per occurrence would pay a premium rate of approximately $140,000 per annum.

     As part of its pricing strategy, the Company targets medical professionals with low levels of previous MPL claims. The Company offers such medical professionals a "Claims-free" credit if they have had five or more years of experience with no claim in excess of either $25,000 for medical professionals practicing outside Dade, Broward and Palm Beach counties or $50,000 for medical professionals practicing in one of those three counties. This credit can range from 10% to 25% of premium for physicians.

MARKETING AND POLICYHOLDER SERVICES

     The Company's insurance products are primarily marketed by independent agencies. In addition insurance products are sold by the Company directly. As of December 31, 1995, the Company's products were sold through 77 independent agencies. During 1995, approximately 58% of the Company's MPL direct premium written was produced by independent agents, four of which accounted for approximately 34% of such premiums. The Company added 16 new independent agencies in 1995. The Company's business written directly results from direct requests by physicians.

     An integral part of the Company's marketing strategy is targeting segments of the MPL industry that it believes generate above average underwriting profits. The Company has identified certain medical specialties and "Claims-free" physicians as segments in which it wishes to increase its market share. This marketing strategy includes sending targeted physicians personal mail solicitation packages, encouraging agents to refer targeted physicians and providing an expedited application process for those physicians. In addition agents who refer "Claims-free" physicians are paid a higher commission. As a result of this strategy approximately 80% of the increase in direct premium written in the first five months of 1996 was received from physicians in the targeted specialties and approximately 70% of the Company's total direct premium written was from physicians who received the "Claims-free" credit.

     The Company has also entered into endorsement and marketing agreements with local medical associations and other provider-supported organizations that provide rate credits and certain services for insureds of the programs. These endorsement and marketing agreements gain the Company access to meetings of these groups in order to make presentations and have access to their respective publications for advertisements. In addition, several local associations have agreed to assist the Company in developing loss prevention programs, monitoring proposed legislation and administrative regulations and providing information on healthcare matters relating primarily to professional liability.

     The Company's MPL insurance has the exclusive endorsement of the FMA (since
1976), the FDA (since 1989), the Florida Chapter, American College of Surgeons, the Florida Obstetric and Gynecologic Society, the Florida Society of Thoracic and Cardiovascular Surgeons, the Jacksonville Chapter, American College of Surgeons, the South Florida Chapter of the American College of Surgeons and nine county medical associations. These relationships provide the Company significant knowledge of and insight into its customers and markets and enables the Company to be more responsive to the changing needs of the healthcare community.

     The Company provides comprehensive risk management services designed to heighten its insureds' awareness of situations giving rise to potential loss exposures, to educate its insureds as to ways to improve their medical practice procedures and to assist its insureds in implementing risk modification measures. In addition, the Company conducts surveys for hospitals and large medical groups both to review their practice procedures generally and to focus on specific areas in which there may be some concern. Complete reports that specify areas of the insured's medical practice that may need attention are provided to the policyholder. The Company presents and participates in periodic seminars with medical societies and other groups at which pertinent subjects are presented. These educational offerings are designed to increase risk awareness and the effectiveness of various medical professionals.

UNDERWRITING

     The underwriting of the Company's MPL insurance is performed internally by four underwriters with approximately 35 years of combined experience underwriting MPL insurance for the Company. The Company has given its internal underwriting department complete authority for all initial underwriting decisions. The Company's agents have no binding authority. The Company's Board of Directors is involved in underwriting decisions only to the extent that a standing committee of the Board of Directors reviews appeals by insureds who have been cancelled.

     Each applicant is required to complete a detailed application that provides a personal and professional history, the type and nature of the applicant's professional practice, certain information relating to specific practice procedures, hospital and professional affiliations, a complete history of any prior claims and incidents and three personal references.

     As part of the underwriting process, the Company utilizes the State of Florida's database, which consolidates a record of all MPL claims-paid information that insurers are required to report to the State. When applications are received from physicians for MPL insurance, the first step is to review this database to verify the physician's claims-paid record. Based upon this record, the underwriting department will begin a more thorough review of the application. If a physician has an excessive claims-paid history, the application is denied. All other applicants are reviewed on the basis of the physician's educational background, residency experience, practice history and the comments received from personal references. In addition, the Company maintains data from 10 years of clipping services and industry periodicals against which applications are reviewed. Annually, the Company's underwriting department also reexamines each insured before their coverage is renewed, including verifying that each insured's licensing is current and that any reported claims for the insured were within acceptable limits.

     The underwriting of the Company's other insurance products is conducted in conjunction with external underwriters. With respect to these products, the Company receives applications from prospective insureds. After a review of the information contained therein, the Company forwards the application to an external underwriter. The external underwriter performs its review procedures for each application and consults with the Company on the amount of premium to charge each insured. The Company has entered into an agreement with CNA Reinsurance of London, Limited to reinsure and to underwrite 90% of each of the Company's managed care liability insurance policies.

CLAIMS

     The Company's claims department is responsible for the supervision of claims investigation, the establishment of case reserves, case management, development of the defense strategy and the coordination and control of attorneys engaged by the Company. The Company's claims department has 19 employees, including 4 supervisors and 5 field investigators who are located in Orlando, Tampa, Miami and Jacksonville. These field supervisors are located throughout the State in order to provide localized and timely attention to claims. Employees in the claims department with settlement authority have an average of 14 years of experience with the Company. As evidence of the Company's attention to claims settlement, the average life for claims settled in 1995 was
2.5 years compared to 3.1 years for claims settled in 1987.

     The Company has developed an innovative computerized claims system for administering claims and tracking case reserves. The system (i) automates the initial review of the claim, ensuring that the occurrence is one which would potentially be covered by the policy, (ii) generates routine correspondence and
(iii) provides a database for the management of individual case reserves and the development of trend and industry reports.

     An integral part of this claim system is the Litigation Management System ("LMS") program. The LMS program provides the Company with an on-line connection with its network of 40 defense attorneys allowing the Company to standardize its billing format and efficiently track and monitor law firm billings. The LMS system also features a library of standardized document templates, pertinent cases and expert information thus avoiding the duplication of effort and costs. Utilizing LMS, the Company has implemented a legal cost-containment program which requires attorneys to submit a detailed legal budget against which their daily billing is compared.

     When the Company receives notice of a loss or potential loss, a claims handler is assigned to the claim and a claim file is created. In assessing a claim, the claims handler considers specified information about the claim, including such characteristics as claim type, suit status, allegations and injuries. The claims evaluation process is designed to ensure objectivity, and consequently consistency, of claims evaluation. A severity classification is assigned to each claim in order to determine the manner in which the claim is administered. All significant claims are reviewed at least quarterly. Claims assigned a higher severity rating are monitored more frequently.

     The Company's claims department has complete settlement authority for most claims filed against the Company's insureds. The Company's policy is and has been to refuse settlement of and to defend aggressively all claims that appear to have no merit. In those instances where claims may have merit, the claims department attempts to settle cases as expeditiously as possible. The Company believes that it has developed relationships with attorneys in Florida who have significant experience in the defense of MPL claims and who are able to defend in an aggressive cost-efficient manner claims against its insureds.

REINSURANCE

     The Company follows customary industry practice by reinsuring a portion of its risks. The Company cedes to reinsurers a portion of its risks and pays a fee based upon premiums received on all policies subject to such reinsurance. Insurance is ceded principally to reduce net liability on individual risks and to provide protection against large losses. Although reinsurance does not legally discharge the ceding insurer from its primary liability for the full amount of the policies reinsured, it does make the reinsurer liable to the insurer to the extent of risk ceded.

     For MPL insurance and professional and comprehensive general liability insurance, the Company has established a policy of reinsuring risks in excess of $500,000 per loss. The Company reinsures risks associated with these policies under treaties pursuant to which the reinsurers agree to assume those risks insured by the Company in excess of its individual risk retention level and up to its maximum individual policy limit offered. For managed care liability insurance the Company has entered into a separate quota share reinsurance treaty. Under this treaty, the reinsurers bear 90% of all losses and LAE incurred under these policies. See "-- Underwriting."

     The following table demonstrates the allocation of risk between the Company and its reinsurers applicable to claims reported to the Company on all MPL insurance policies for physicians and dentists and professional and comprehensive general liability insurance.

                                                                            MAXIMUM AMOUNT TO BE
                                                                                PAID BY(1):
                                                                            --------------------
                    TOTAL AMOUNT OF INDIVIDUAL LOSS(2)                      COMPANY   REINSURERS
- --------------------------------------------------------------------------  -------   ----------
$0-$500,000...............................................................    100%          0%
$500,000 To Policy Limit..................................................      0         100%

- ---------------

(1) The Company is responsible to the policyholder for the "Total Amount of Individual Loss." The "Maximum Amount to be Paid By" reinsurers represents the percentage of the claim for which the Company has recourse against reinsurers pursuant to its reinsurance treaties and agreements.
(2) Assuming no self insured retention or deductible is applicable.

     Reinsurance is placed under reinsurance treaties and agreements with a number of individual companies and syndicates to mitigate concentrations of credit risk. In 1996, General Reinsurance Corporation became the Company's largest reinsurer of MPL insurance, with 25% of the ceded risks and for professional and comprehensive general liability insurance with 50% of the ceded risks. The Company relies on reinsurance brokers and intermediaries to assist in the analysis of the credit quality of its reinsurers. The Company also requires reinsurers that are not authorized to do business in Florida to post an evergreen letter of credit to secure their reinsurance recoverables.

     Reinsurance ceded is recorded on a gross basis. Ceding commissions, which are 25 percent of gross ceded premiums, are deducted from other operating expenses. Ceding commissions were $1.2 million, $1.2 million and $1.4 million in 1995, 1994 and 1993, respectively.

     In the event the Company has the opportunity to settle a claim within policy limits but fails to do so, and a judgement is rendered against a policyholder for an amount exceeding the policy limit, the Company may be charged with bad faith in failing to settle. The Company may be held responsible for the amount exceeding the policy limit or extra contractual damages. In the past five years, the Company has not paid a claim, including bad faith claims, in excess of $3.0 million. On July 1, 1993, the Company entered into a contingent excess of loss reinsurance contract with Cologne Reinsurance Company (Dublin) Ltd. (the "Cologne Contract") to cover the Company against the following risks: the "free tail coverage" offered on MPL policies; extra contractual obligations and/or excess of policy limits claims and stop loss coverage insuring the Company in the event its loss ratio on a net paid basis exceeds 120 percent for any report year during the term of the contract. As of March 31, 1996, the balance on deposit pursuant to the Cologne Contract was $15.6 million. These funds are available to the Company to cover losses arising from risks covered by the treaty subject to certain deductibles and aggregates. The Cologne Contract expires on December 31, 1997. Under the provisions of SFAS 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts", amounts deposited under the Cologne Contract have been accounted for as a deposit.

     The following table reflects reinsurance recoverable on paid and unpaid losses at December 31, 1995, by reinsurer:

                                                                          REINSURANCE    LETTERS OF
                               REINSURER                                  RECOVERABLES     CREDIT
- ------------------------------------------------------------------------  ------------   ----------
                                                                           (DOLLARS IN THOUSANDS)
Underwriters at Lloyd's.................................................    $  2,196       $   --
TIG Reinsurance Company.................................................       2,170           --
CNA Reinsurance of London Limited.......................................       1,515        1,674
Unionamerica Insurance..................................................       1,413        1,606
Terra Nova Insurance Company............................................       1,181        1,301
Zurich Reinsurance (UK) Limited.........................................         658          808
6 other reinsurers......................................................       1,156        1,171
                                                                            --------       ------
          Total.........................................................    $ 10,289       $6,560
                                                                            ========       ======

     The Company has never incurred a significant loss on reinsurance recoverables. There can be no assurance that the Company will not suffer a loss on a reinsurance recoverable in the future.

LOSS AND LAE RESERVES

     The determination of loss reserves is a projection of ultimate losses through an actuarial analysis of the claims history of the Company and other MPL insurers, subject to adjustments deemed appropriate to the Company due to changing circumstances. Included in its claims history are losses and LAE paid by the Company in prior periods and case reserves for anticipated losses and LAE developed by the Company's claims department as claims are reported and investigated. The Company relies primarily on such historical loss experience in determining reserve levels on the assumption that historical loss experience provides a good indication of future loss experience despite the uncertainties in loss cost trends and the delays in reporting and settling claims. As additional information becomes available, the estimates reflected in earlier loss and LAE reserves may be revised. Any increase in the amount of reserves, including reserves for insured events of prior years, could have an adverse effect on the Company's results for the period in which the adjustments are made.

     The uncertainties inherent in estimating ultimate losses on the basis of past experience have grown significantly in recent years principally as a result of judicial expansion of liability standards and expansive interpretations of insurance contracts. These uncertainties may be further affected by, among other factors, changes in the rate of inflation and changes in the propensities of individuals to file claims. The inherent uncertainty of establishing reserves is relatively greater for companies writing long-tail casualty insurance, including MPL insurance, due primarily to the long-term nature of the resolution of claims. The Company utilizes both its staff and independent actuaries in establishing its reserves. The Company's independent actuaries review the Company's loss and LAE reserves bi-annually and prepare a report that includes a recommended level of reserves. The Company considers this recommendation as well as other factors, such as known, anticipated or estimated changes in frequency and severity of losses, loss retention levels and premium rates, in establishing the amount of its loss and LAE reserves. The Company continually refines reserve estimates as experience develops and further claims are reported and settled. The Company reflects adjustments to reserves in the results of the periods in which such adjustments are made. Since MPL insurance is a long-tail line of business for which the initial loss and LAE estimates may be adversely impacted by events occurring long after the reporting of the claim, such as sudden severe inflation or adverse judicial or legislative decisions, the Company has attempted to establish its loss and LAE reserves at the upper end of a reasonable range of reserve estimates.

     The following table sets forth an analysis of the Company's reserves for losses and LAE and provides a reconciliation of beginning and ending loss and LAE reserves net of reinsurance, balances for the periods presented.

                                                THREE MONTHS ENDED      YEAR ENDED DECEMBER 31,
                                                    MARCH 31,        ------------------------------
                                                       1996            1995       1994       1993
                                                ------------------   --------   --------   --------
                                                                  (IN THOUSANDS)
Reserve liability, at beginning of period.....       $155,318        $143,415   $132,190   $126,650
                                                     --------        --------   --------   --------
Provisions for losses and LAE occurring in the
  current period..............................         13,855          54,868     49,702     52,369
Increase (decrease) in estimated losses and
  LAE for claims occurring in prior periods...         (1,641)        (10,029)   (10,524)   (17,706)
                                                     --------        --------   --------   --------
Total incurred during current period..........         12,214          44,839     39,178     34,663
                                                     --------        --------   --------   --------
Losses and LAE payments for claims, occurring
  during:
  The current period..........................              8           4,320      3,035      2,960
  Prior periods...............................          7,890          28,616     24,918     26,163
                                                     --------        --------   --------   --------
Total paid during current period..............          7,898          32,936     27,953     29,123
                                                     --------        --------   --------   --------
Reserve liability, at end of period...........       $159,634        $155,318   $143,415   $132,190
                                                     ========        ========   ========   ========
Gross liability at end of period..............       $168,822        $164,506   $152,268   $138,745
Reinsurance recoverable at end of period......          9,188           9,188      8,853      6,555
                                                     --------        --------   --------   --------
Net liability at end of period................       $159,634        $155,318   $143,415   $132,190
                                                     ========        ========   ========   ========

     As shown above, as a result of the Company's bi-annual reserving review, which includes a reevaluation of the adequacy of reserve levels for prior years' claims, the Company reduced its reserves for claims occurring in prior periods by $1.6 million, $10.0 million, $10.5 million and $17.7 million for the three months ended March 31, 1996, and the years ended December 31, 1995, 1994 and 1993, respectively. There can be no assurance concerning future adjustments of reserves, positive or negative, for prior years' claims. The procedures used in determining appropriate reserves at March 31, 1996 were consistent with prior period reserving methodologies.

     The following table sets forth the development of loss and LAE reserves of the Company for the 10-year period ended December 31, 1995:

                 ANALYSIS OF LOSS AND LOSS ADJUSTMENT EXPENSES

                                                                    YEAR ENDED DECEMBER 31,
                               --------------------------------------------------------------------------------------------------
                                1995     1994     1993     1992     1991     1990     1989     1988    1987      1986      1985
                               -------  -------  -------  -------  -------  -------  -------  ------  -------   -------   -------
                                                                        (IN $ THOUSANDS)
Balance Sheet Reserves(2)..... 164,506  152,268  138,745  126,651  118,995  119,031   97,302  79,893   63,088    51,205    50,155
Re-estimated Liability As
  Of(2):
  End of Year................. 164,506  152,268  138,745  126,651  118,995  119,031   97,302  79,893   63,088    51,205    50,155
  One year later..............          137,746  128,333   98,706  101,844  103,523  104,996  92,801   80,637    70,426    58,596
  Two years later.............                   111,028   89,182   80,716   86,133   89,427  96,179   97,259    89,646    76,676
  Three years later...........                             75,848   71,318   64,124   72,164  80,686   97,121    94,183    94,533
  Four years later............                                      66,276   56,127   56,695  77,714   90,617    89,173    98,801
  Five years later............                                               54,728   53,007  68,034   88,584    86,739    98,318
  Six years later.............                                                        52,714  66,199   83,195    86,321    96,993
  Seven years later...........                                                                65,894   83,144    82,619    96,231
  Eight years later...........                                                                         82,768    82,581    94,890
  Nine years later............                                                                                   82,131    94,860
  Ten years later.............                                                                                             94,329
Cumulative Paid, As Of(2):
  End of Year.................       0        0        0        0        0        0        0       0        0         0         0
  One year later..............           28,701   24,794   25,924   26,482   17,500   22,656  28,900   31,930    30,611    26,888
  Two years later.............                    44,882   42,401   44,542   37,283   34,656  47,038   64,280    58,695    52,696
  Three years later...........                             55,278   52,340   47,357   43,754  55,172   72,868    74,975    74,499
  Four years later............                                      56,633   49,655   49,298  61,111   76,213    75,284    86,476
  Five years later............                                               51,869   49,224  64,669   79,289    77,220    89,887
  Six years later.............                                                        50,407  63,810   81,434    79,079    91,417
  Seven years later...........                                                                64,830   81,646    81,045    92,517
  Eight years later...........                                                                         82,043    81,192    93,316
  Nine years later............                                                                                   81,504    93,471
  Ten years later.............                                                                                             93,702
Redundancy(1).................           14,522   27,717   50,803   52,719   64,303   44,588  13,999  (19,680)  (30,926)  (44,174)
  (Deficiency)
% Redundancy..................              9.7%    20.2%    40.1%    44.3%    54.0%    45.8%   17.5%   (31.2)%   (60.4)%   (88.1)%
  (Deficiency)

- ---------------

(1) There may be a difference of 1(,000) in the redundancies due to rounding.
(2) Due to the adoption of SFAS No. 113 in 1993, amounts in the years 1993 through 1995 are presented on a gross basis. Amounts in the years 1985 through 1992 are presented net of reinsurance recoverables. Prior to the issuance of SFAS No. 113, the Company maintained its reinsurance records on a net basis. As detailed records on a gross basis are not available for years prior to 1993, the Company considers it impracticable to restate these years on a gross basis.

     The first line of the preceding table sets forth the estimated liability for unpaid losses and LAE recorded at the balance sheet date for each of the indicated years. This liability represents the estimated amount of losses and LAE for claims arising in that year and all prior years that are unpaid as of the balance sheet date, including losses incurred but not yet reported to the Company. The preceding table also shows the re-estimated amount of the previously recorded liability based on experience as of the end of each succeeding year, including cumulative payments made. The lower portion of the table shows the cumulative amounts paid as of successive years for such claims. The estimates change as more information becomes known for each year. A redundancy (deficiency) exists when the liability estimate is greater (less) than the re-estimated liability at each December 31. The cumulative redundancy (deficiency) depicted in the table, for any particular calendar year, shows the aggregate change in estimates over the period of years subsequent to the calendar year reflected at the top of the respective columns. For example, the redundancy of $14.5 million at December 31, 1994, as related to reserves of $152.2 million at December 31, 1994, represents the cumulative amount by which reserves for 1994 and prior years have developed during 1995. Reserves are necessarily based on estimates and there can be no assurance that the ultimate liability will not exceed such estimates. Future adjustments to reserves that are unanticipated by the Company's management could have an adverse impact upon the Company's financial condition and results of operations.

     The Company's management believes that the Company's reserves at March 31, 1996 are adequate. However, conditions and trends that have historically affected the Company's claims may not necessarily occur in the future. Accordingly, it would not be appropriate to extrapolate future deficiencies or redundancies based on the results set forth above.

INVESTMENT PORTFOLIO

     Investments. The Company's investment strategy is to maintain a diversified investment grade fixed income portfolio, provide liquidity, and maximize after-tax yield. Approximately 80% of the fixed income portfolio as of December 31, 1995 was managed internally and the remainder, which consists solely of municipal bonds of primarily Florida issuers, was managed by Brown Brothers Harriman & Co. As of March 31, 1996, the Company had $219.0 million of fixed income securities. All of the Company's fixed income securities are classified as available for sale.

     In mid-1994, the Company changed its investment strategy from active investing predominantly by external managers to emphasizing a buy-and-hold approach, which is primarily managed internally. The Company believes that this focus on income generation rather than capital appreciation has reduced the portfolio's overall volatility. In addition, the Company has invested a greater portion of its portfolio in municipal bonds, which the Company believes generate a greater after-tax return than investments in taxable fixed income securities of comparable risk, duration, and other investment characteristics.

     The table set forth below reflects the average market value of the fixed income portfolio and short-term investments, income earned and the average yield thereon for the three months ended March 31, 1996 and the years ended December 31, 1995, 1994 and 1993, respectively:

                                      THREE MONTHS ENDED          YEARS ENDED DECEMBER 31,
                                          MARCH 31,          ----------------------------------
                                             1996              1995         1994         1993
                                      ------------------     --------     --------     --------
                                                       (DOLLARS IN THOUSANDS)
    Average fixed income
      investments...................       $218,919          $204,323     $183,239     $176,438
    Net investment income(1)........       $  3,035          $ 12,318     $ 10,140     $  8,067
    Average yield(2)(3).............           5.55%             6.03%        5.53%        4.57%
    Average tax equivalent
      yield(2)(3)...................           6.30%             6.59%        5.90%        4.94%

- ---------------

(1) Assumes all investment expenses apply to fixed income investments.
(2) Excluding realized and unrealized capital gains and losses.
(3) Annualized.

     The Company's net realized investment losses of $6.7 million during 1994 were principally the result of an increase in interest rates during the first six months of 1994 coupled with an active trading strategy by an external manager. The Company terminated this external manager in June 1994.

     The following table summarizes, by type, the Company's investments as of March 31, 1996:

                                                      COST OR            FAIR           PERCENT OF
                                                   AMORTIZED COST       VALUE           FAIR VALUE
                                                   --------------   --------------   ----------------
                                                           (IN THOUSANDS)
    Treasury securities and obligations of U.S.
      Govt. corporations and agencies............     $ 52,332         $ 52,341              24%
    Debt securities issued by states and
      political subdivisions.....................       60,095           59,730              27
    Corporate securities.........................       36,473           36,337              16
    Mortgage-backed securities...................       71,013           70,627              32
    Common stocks................................          140              140               *
    Real estate investments......................        2,657            2,657               1
                                                      --------         --------             ---
                                                      $222,710         $221,832             100%
                                                      ========         ========             ===

- ---------------

* Less than one percent.

a
     The table set forth below indicates the scheduled maturity distribution of the Company's fixed income securities and short-term investments as of March 31, 1996:

                                                         COST OR                    PERCENT OF FAIR
                                                      AMORTIZED COST   FAIR VALUE        VALUE
                                                      --------------   ----------   ----------------
                                                                      (IN THOUSANDS)
    One year or less................................     $ 11,214       $  11,225            5%
    One year to five years..........................       58,698          58,994           27
    Five years to ten years.........................       46,460          45,983           21
    Due after ten years.............................      103,530         102,833           47
                                                         --------       ---------          ---
              Total fixed income securities and
                short-term investments..............     $219,912       $ 219,035          100%
                                                         ========       =========          ===

     The table set forth below reflects the ratings assigned to the Company's fixed income securities and short-term investments as of December 31, 1995:


                            RATING(1)                                            PERCENT OF FAIR
    ----------------------------------------------------------    FAIR VALUE          VALUE
                                                                --------------   ----------------
                                                                (IN THOUSANDS)
    AAA/Aaa...................................................     $185,200              85%
    AA/Aa.....................................................       15,247               7
    A/A.......................................................        5,527               2
    BBB/Baa...................................................       12,829               6
                                                                   --------             ---
              Total fixed income securities...................     $218,803             100%
                                                                   ========             ===

- ---------------

(1) Ratings are assigned by either Standard & Poor's Corporation or by Moody's Investor Service, Inc.

     The NAIC has a fixed income securities rating system that assigns to investment securities certain ratings, called "NAIC designations," that are used by insurers when preparing their annual financial statements. The NAIC assigns designations to publicly traded and privately placed securities. Designations assigned by the NAIC range from 1 to 6, with 1 representing securities of the highest quality. Of the $218.8 million held in the Company's investment portfolio, at December 31, 1995 $204.9 million (or 93.6%) were rated NAIC 1, and $13.9 million (or 6.4%) were rated NAIC 2. No security held was rated below NAIC 2.

     The Company does not, and is not contemplating, investing in any off-balance sheet derivative financial instruments including futures, options, forwards, interest rate swaps, floors or caps. All of the fixed maturity securities held in the investment portfolio are publicly traded securities.

COMPETITION

     The MPL insurance market in Florida is highly competitive. While there are a number of companies active in this market, the Company competes principally with CNA Insurance Company and Physicians Protective Trust Fund. Several companies in the state offer products at lower premium rates than the Company and more companies may enter the Florida market in the future. In addition, the Company believes that the number of healthcare entities that insure their affiliated physicians through self-insurance may begin to increase. Many of the MPL insurers are substantially larger and have considerably greater resources than the Company. Additionally, several of these insurers have received A.M. Best ratings that are higher than FPIC's rating of "A- (Excellent)." In addition, because a substantial portion of the Company's products are marketed through independent insurance agencies, all of which represent more than one company, the Company faces competition within each agency in its own agency system. However, the Company's name recognition, medical society endorsements, physician board of directors, agency force and program development have all contributed to helping the Company increase its number of insureds every year since 1985. The Company has been successful at target marketing groups and specialties that exhibit above average profitability. The Company believes that its marketing success has allowed it to improve the quality and profitability of its overall business.

     The Company plans to expand into other states in a number of ways. These ways include the use of agencies, writing insurance with multi-state healthcare providers having a prior relationship with the Company and possible business combinations with MPL insurers and other entities having name recognition and significant support in the medical community in the states in which they conduct business. See "Risk Factors"

     The Company believes that the principal competitive factors in its business are service, name recognition and price, and that it is competitive in Florida in all of these areas. The Company enjoys significant name recognition in Florida by virtue of having been organized by, and operated for the principal benefit of, Florida physicians. The services offered insureds of the Company as well as the healthcare community in general are intended to promote name recognition and to maintain and improve loyalty among the insureds of the Company. MPL insurance offered by the Company has the exclusive endorsement of both the FMA and the FDA. The Company's MPL insurance is also endorsed by various county medical societies and various state medical specialty societies.

INSURANCE RATINGS

     FPIC currently has a financial condition rating from A.M. Best of "A- (Excellent)". In May 1996, A.M. Best indicated that this rating outlook is "stable". An A.M. Best rating is intended to provide an independent opinion of an insurer's ability to meet its obligations to policyholders and should not be considered an investment recommendation. A.M. Best's ratings are based upon a comprehensive review of a company's financial performance that is supplemented by certain data, including responses to A.M. Best's questionnaires, quarterly NAIC filings, state insurance department examination reports, loss reserve reports, annual reports and reports filed with the Commission. A.M. Best undertakes a quantitative evaluation based upon profitability, leverage and liquidity and a qualitative evaluation based upon the composition of an insurer's book of business or spread of risk, the amount, appropriateness and soundness of reinsurance, the quality, diversification and estimated market value of its assets, the adequacy of its loss reserves and policyholders' surplus and the experience and competency of its management.

REGULATION

     FPIC and the Company are subject to extensive state regulatory oversight in Florida and in the other jurisdictions in which it or they conduct business.

     Florida insurance law regulates insurance holding company structures, including the Company and its subsidiaries, FPIC, the Agency and McCreary. Each insurance company in a holding company structure is required to register with the Department of Insurance and furnish information concerning the operations of companies within the holding company structure that may materially affect the operations, management or financial condition of the insurers within the structure. Pursuant to these laws, the Department of Insurance may examine the Company, and/or FPIC at any time and require disclosure of and/or approval of material transactions involving any insurance subsidiary of the Company, such as extraordinary dividends from FPIC. All transactions within the holding company structure affecting FPIC must be fair and reasonable.

     Florida insurance law provides that no person may acquire direct or indirect control of an insurance company unless such person has obtained the prior written approval of the Department of Insurance for such acquisition. Any purchaser of 5% or more of the Company's or FPIC's outstanding common stock would be presumed to have acquired control of FPIC unless such presumption is rebutted.

     Since FPIC is domiciled in Florida, the Department of Insurance is its principal supervisor and regulator. However, FPIC is also subject to supervision and regulation in the states in which it transacts business in relation to numerous aspects of FPIC's business and financial condition. The primary purpose of such supervision and regulation is to insure the financial stability of FPIC for the protection of policyholders. The laws of the various states establish insurance departments with broad regulatory powers relative to granting and revoking licenses to transact business, regulating trade practices, required statutory financial statements and prescribing the types and amount of investments permitted. Although premium rate regulations vary among states and lines of insurance, such regulations generally require approval by each state regulator of the rates and policies to be used in its state.

     Insurance companies are required to file detailed annual reports with the supervisory agencies in each state in which they do business, and their business and accounts are subject to examination by such agencies at any time.

     The NAIC annually calculates 12 financial ratios to assist state insurance departments in monitoring the financial condition of insurance companies. Results are compared against a "usual range" of results for each ratio, established by the NAIC. For the years 1995, 1994 and 1993, FPIC's results were within the usual range for each of the 12 ratios.

     As a Florida insurer, FPIC is subject to assessment by FIGA for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Under the Florida Insurance Guaranty Association Act, FIGA can assess member insurers on the basis of net direct written premiums in the State of Florida at a level established by the Florida Legislature.

     In 1992, the Florida Legislature passed a special assessment to retire bonds issued to pay property losses arising from Hurricane Andrew. FPIC is assessed 2 percent of the greater of either net direct written premiums during the current year or 1991, the base year. The bonds were initially scheduled for defeasance in the year 2003 but may be paid off prior to that time. However, changes in the premium levels of insurers in this pool could revise the payoff date. In addition, damages caused by future hurricanes or other events could subject FPIC to additional FIGA assessments. FPIC is also subject to assessments by the guaranty associations in other states in which it conducts or may in the future conduct business. Such assessments by other states generally are based on a percentage of premiums written by FPIC in those states.

     Florida insurance law allows FPIC to pay dividends in cash or property out of available and accumulated surplus funds that are derived from realized net operating profits and net realized capital gains. FPIC may make dividend payments without the prior written approval of the Department of Insurance if the dividend payment does not exceed the larger of: (i) the lesser of 10% of surplus or net income, not including realized capital gains, plus a 2-year carry forward; (ii) 10% of surplus with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains; and (iii) the lesser of 10% of surplus or net investment income plus a 3-year carry forward with dividends payable constrained to unassigned funds minus 25% of unrealized capital gains. FPIC may also pay a dividend without the prior written approval of the Department of Insurance when: (a) the dividend is equal to or less than the greater of: (i) 10% of its surplus as to policyholders derived from realized net operating profits on its business and net realized capital gains; or (ii) its entire net operating profits and realized net capital gains during the immediately preceding calendar year; (b) it will have surplus as to policyholders equal to or exceeding 115% of the minimum required statutory surplus as to policyholders after the dividend is made and (c) it has filed a specific notice with the Department of Insurance prior to the dividend payment. In 1996, FPIC is permitted, within insurance regulatory guidelines, to pay dividends of approximately $11.6 million without prior regulatory approval.

     The insurance industry is under continuous review by Congress, state legislatures and state and federal regulatory agencies. From time to time various regulatory and legislative changes have been proposed for the insurance industry, some of which could have an effect on insurers or reinsurers. Among the proposals that have in the past been, or are at present being, considered are the possible introduction of state and federal limits on certain damages for MPL as well as federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. The Company is unable to predict whether any of these proposals will be adopted, the form in which any such proposals would be adopted, or the impact, if any, such adoption would have on the Company, although such impact could be material.

EMPLOYEES

     At December 31, 1995, the Company employed 126 persons. None of these employees are covered by a collective bargaining agreement. Management considers its relationships with the Company's employees to be good.

PROPERTIES

     The Company owns an 8 story, 70,000 sq. ft. office building in Jacksonville, Florida, where its offices are located in 17,500 sq. ft. of space. The Company's subsidiary, McCreary, leases a 13,300 sq. ft. office building in Stuart, Florida where its offices are located. See "Certain Relationships and Related Transactions -- McCreary." Management believes these facilities are adequate for the Company's current needs.

LEGAL PROCEEDINGS

     There are no material pending legal proceedings against the Company or its subsidiaries other than litigation arising in connection with the settlement of insurance claims.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     FIG's executive officers and directors and certain officers of FIG's subsidiaries as of May 17, 1996 are as listed below. The directors and executive officers of FIG will also serve in similar capacities with FPIC.

                   NAME                      AGE                    CAPACITY
- -------------------------------------------  ---   -------------------------------------------
William R. Russell.........................  49    President, Chief Executive Officer and
                                                   Director
Steven R. Smith............................  46    Executive Vice President and Chief
                                                   Operating Officer
Steven M. Rosenbloom.......................  45    Senior Vice President, Chief Investment
                                                   Officer and Assistant Secretary
Robert B. Finch............................  36    Vice President and Chief Financial Officer
R. Jeannie Whitter.........................  46    Vice President
Charles W. Emanuel.........................  46    Vice President and Assistant Secretary
Ray A. Carey...............................  58    Vice President
Kurt F. Driscoll...........................  46    Vice President
Donald J. Sabia............................  37    Controller
William T. McCreary........................  53    President and Chief Executive Officer of
                                                   McCreary
Gaston J. Acosta-Rua, M.D..................  58    Chairman of the Board of Directors
James G. White, M.D........................  63    Vice Chairman of the Board of Directors
Curtis E. Gause, D.D.S.....................  71    Director
Guy T. Selander, M.D.......................  60    Director
David M. Shapiro, M.D......................  43    Director
Richard J. Bagby, M.D......................  55    Director
Robert O. Baratta, M.D.....................  55    Director
Louis C. Murray, M.D.......................  71    Director
James W. Bridges, M.D......................  61    Director
J. Stewart Hagen, M.D......................  64    Director
D. L. Van Eldik, M.D.......................  67    Director
Henry M. Yonge, M.D........................  75    Director

     WILLIAM R. RUSSELL has served as President, Chief Executive Officer and as a director of the Company since 1990. From 1988 until 1990, Mr. Russell was the Company's Executive Vice President and Chief Operating Officer. From 1982 until 1988, Mr. Russell was Executive Vice President, Chief Operating Officer and a director of Co-ordinated Management Systems, a third party administrator, in Petaluma, California.

     STEVEN R. SMITH has served as Executive Vice President and Chief Operating Officer of the Company since 1995. From 1990 to 1995, Mr. Smith was the Company's Executive Vice President and Treasurer. From 1987 to 1990, Mr. Smith served as Vice President and Treasurer of the Company. From 1986 to 1987, Mr. Smith served as Treasurer and Controller of the Company. From 1983 to 1986, Mr. Smith served as Controller of the Company. Mr. Smith is a Certified Public Accountant.

     STEVEN M. ROSENBLOOM has served as Senior Vice President, Chief Investment Officer and Assistant Secretary of the Company since 1994. From 1980 to 1994, Mr. Rosenbloom was First Vice President and a registered broker and investment consultant with Merrill Lynch, Pierce, Fenner & Smith Incorporated.

     ROBERT B. FINCH has served as Vice President and Chief Financial Officer of the Company since 1995. From 1990 to 1995, he served as Vice President and Controller of the Company. From 1987 to 1990, he served as Controller of the Company. Mr. Finch was a senior auditor for Coopers & Lybrand from 1984 to 1987. Mr. Finch is a Certified Public Accountant.

     R. JEANNIE WHITTER has served as Vice President of the Company since 1988. She has been involved in the Company's underwriting since 1976.

     CHARLES W. EMANUEL has served as Vice President and Assistant Secretary of the Company since 1988. Since 1982, Mr. Emanuel has been responsible for the Company's management information systems.

     RAY A. CAREY has served as Vice President of the Company since 1992. Since 1978, Mr. Carey has been responsible for the Company's claims administration.

     KURT F. DRISCOLL has served as Vice President of the Company since 1992 and has been responsible for the Company's risk management since 1988. Mr. Driscoll served as President of Professionals Insurance Company from 1986 to 1988. Mr. Driscoll served as Executive Vice President of Physicians Insurance Company of Indiana from 1982 to 1986.

     DONALD J. SABIA has served as Controller of the Company since 1995 and has been employed by the Company since 1993. From 1986 to 1993, Mr. Sabia was an audit supervisor for Coopers & Lybrand. Mr. Sabia is a Certified Public Accountant.

     WILLIAM T. MCCREARY has served as President and Chief Executive Officer of the Company's subsidiary, McCreary, since July, 1995. Mr. McCreary founded a third party administrator, McCreary Corporation, now known as McCreary Enterprises, Inc., in 1985. Prior to founding McCreary Corporation, Mr. McCreary was Vice President of Arthur J. Gallagher & Company from 1977 to 1985.

     GASTON J. ACOSTA-RUA, M.D. is a neurosurgeon engaged in private practice in Jacksonville, Florida. He has practiced medicine since 1971. Dr. Acosta-Rua is Chairman of the Board of Directors and has served as a director of FPIC since 1986.

     CURTIS E. GAUSE, D.D.S. is engaged in the private practice of general dentistry in St. Petersburg, Florida. He has practiced dentistry since 1954. Dr. Gause, a past president of the FDA, has served as a director of FPIC since 1993.

     GUY T. SELANDER, M.D. is a family physician engaged in the private practice of medicine in Jacksonville, Florida. He has practiced medicine since 1964. Dr. Selander is a past president of the FMA and has served as a director of FPIC since 1989.

     DAVID M. SHAPIRO, M.D. is engaged in the private practice of anesthesiology in Ft. Myers, Florida. He has practiced medicine since 1986 and has served as a
director of FPIC since             , 1996.

     JAMES G. WHITE, M.D. is engaged in the private practice of pediatric medicine in Ormond Beach, Florida. He has practiced medicine since 1966. Dr. White is a past president of the FMA and has served as a director of FPIC since 1986. Dr. White is currently Vice Chairman of the Board of Directors.

     RICHARD J. BAGBY, M.D. is engaged in the private practice of diagnostic radiology in Orlando, Florida. Dr. Bagby has practiced medicine since 1966. Dr. Bagby is the President of the FMA and has served as a director of FPIC since 1993.

     ROBERT O. BARATTA, M.D. is engaged in the private practice of ophthalmology in Stuart, Florida. Dr. Baratta has practiced medicine since 1973. He has served as a director of FPIC since 1993.

     LOUIS C. MURRAY, M.D. is a family physician engaged in the private practice of medicine in Orlando, Florida. Dr. Murray has practiced medicine since 1954. Dr. Murray is a past president of the FMA and has served as a director of FPIC since 1988.

     JAMES W. BRIDGES, M.D. is engaged in the private practice of obstetrics and gynecology in Miami, Florida. He has practiced medicine since 1967. Dr. Bridges has served as a director of FPIC since 1985.

     J. STEWART HAGEN, M.D. is a general surgeon engaged in the private practice of medicine in Ft. Myers, Florida. He has practiced medicine since 1965. Dr. Hagen has served as a director of FPIC since 1988.

     D. L. VAN ELDIK, M.D. is a family physician engaged in the private practice of medicine in Lake Worth, Florida. He has practiced medicine since 1957. Dr. Van Eldik is a past President of the FMA and has served as a director of FPIC since 1988.

     HENRY M. YONGE, M.D. is engaged in the private practice of medicine specializing in internal medicine in Pensacola, Florida. He has practiced medicine since 1952. Dr. Yonge has served as a director of FPIC since 1985.

     FIG's articles of incorporation provide that the Board of Directors will initially consist of 13 persons and that the number of directors may be determined from time to time by resolution adopted by the affirmative vote of at least 75% of the entire Board of Directors. This number and its determination is exclusive of directors to be elected by the holders of any one or more series of Preferred Stock voting separately as a class or classes. No such Preferred Stock is outstanding. FIG's bylaws provide that FIG's president will always be nominated by the Board of Directors for election to the Board of Directors.

     FIG has a staggered Board of Directors with three classes of directors that serve for terms of three years. Class I directors consist of Drs. Bagby, Baratta and Murray and Mr. Russell and their term of office will expire at the annual meeting of shareholders in 1997. Class II directors consist of Drs. Bridges, Hagen, Van Eldik and Yonge and their term of office will expire at the annual meeting of shareholders in 1998. Class III directors consist of Drs. Acosta-Rua, Gause, Selander, Shapiro and White and their term of office will expire at the annual meeting of shareholders in 1999.

DIRECTORS' FEES

     Members of the Board of Directors receive annual compensation in two components -- a quarterly fee and a fee for each meeting attended. The Chairman receives a quarterly fee of $7,500, the Vice Chairman a quarterly fee of $6,000, and the other voting members receive a quarterly fee of $4,500. Board members also receive a fee of $800 per day that they attend committee and board meetings. Mr. Russell, an employee of the Company, receives no fees. In addition to the above fees, each director is reimbursed for his or her reasonable expenses incurred for attendance at meetings.

     The Company has a Director Stock Option Plan that provides each member of the Board of Directors who is not an employee of the Company with an option to purchase 5,000 shares of the Company's Common Stock. Such option is granted on the date the person first becomes a director of the Company and has an exercise price equal to the fair market value of such shares on the date of grant. Directors who were serving on the Board of Directors at the time the Director Stock Option Plan was adopted were given an option for 5,000 shares with an exercise price equal to the book value of such shares on the effective date of such plan and the right to receive an option for an additional 5,000 shares on the date of this Offering, with an exercise price for such shares equal to their fair market value.

     The Company also offers directors a nonqualified deferred compensation plan. In this plan, directors may defer into the plan all or a portion of their directors' fees. Deferred fees generally will be paid, as adjusted for investment gains or losses, following termination of service as a director.

SUMMARY COMPENSATION TABLE

     The following table sets forth information concerning the compensation of the Company's Principal Executive Officer and each executive officer whose salary and bonus in 1995 exceeded $100,000.

                                                                          LONG-TERM COMPENSATION
                                                                   ------------------------------------
                                      ANNUAL COMPENSATION                  AWARDS
                                --------------------------------   -----------------------
                                                         OTHER     RESTRICTED                LONG-TERM     ALL OTHER
                                                        ANNUAL       STOCK                   INCENTIVE     COMPENSA-
      NAME AND         FISCAL   SALARY(1)              COMPENSA-     AWARD                      PLAN          TION
 PRINCIPAL POSITION     YEAR      ($)     BONUS($)      TION($)       ($)       OPTIONS(#)   PAYOUTS($)       ($)
- ---------------------  ------   -------   --------     ---------   ----------   ----------   ----------   ------------
William R. Russell...   1995    218,171    35,000          --           0            0            0          24,125(2)
  President and Chief   1994    198,337    25,000          --           0            0            0          24,417(2)
  Executive Officer     1993    183,645    25,000          --           0            0            0          26,081(2)
Steven R. Smith......   1995    170,894    25,000          --           0            0            0          24,486(3)
  Executive Vice        1994    155,358    15,500          --           0            0            0          21,357(3)
  President and Chief   1993    143,850    15,500          --           0            0            0          19,919(3)
  Operating Officer
Steven M.               1995    152,250    75,000(7)       --           0            0            0          16,903(4)
  Rosenbloom(6)......   1994         --        --          --           0            0            0              --
  Senior Vice           1993         --        --          --           0            0            0              --
  President and Chief
  Investment Officer
Robert B. Finch......   1995     99,317     8,276          --           0            0            0          13,449(5)
  Vice President and    1994     90,288     7,524          --           0            0            0          12,227(5)
  Chief Financial       1993     82,080     6,840          --           0            0            0          11,115(5)
  Officer

- ---------------

(1) Includes compensation amounts earned during the fiscal year but deferred under the Company's 401(k) plan and benefits set aside pursuant to the Company's non-qualified deferred compensation plan (Mr. Russell $2,125 and $1,833 in 1995, and 1994, respectively, and Mr. Smith $1,147 and $521 in 1995 and 1994, respectively.)
(2) Includes the Company's contributions to the profit sharing plan of $15,000, $15,000 and $20,865, the Company's matching contributions for the 401(k) plan of $3,750, $3,750 and $5,216 and contributions from the Company pursuant to the Company's nonqualified deferred compensation plan of $5,375, $5,667 and $0 for the years 1995, 1994 and 1993, respectively.
(3) Includes the Company's contributions to the profit sharing plan of $15,000, $15,000 and $15,935, the Company's matching contributions for the 401(k) plan of $3,750, $3,750 and $3,984 and contributions from the Company pursuant to the Company's nonqualified deferred compensation plan of $5,736; $2,607 and $0 for the years 1995, 1994 and 1993, respectively.
(4) Includes the Company's contribution of $15,000 to the profit sharing plan and the Company's matching contributions for the 401(k) plan of $1,903.
(5) Includes the Company's contributions to the profit sharing plan of $10,759, $9,781 and $8,892 and the Company's matching contributions for the 401(k) plan of $2,690, $2,445 and $2,223 for the years 1995, 1994 and 1993, respectively.
(6) Mr. Rosenbloom began employment with FPIC on December 31, 1994.
(7) Represents a one-time signing bonus.

OMNIBUS INCENTIVE PLAN

     The Company has adopted, and its shareholders have approved, the Omnibus Incentive Plan (the "Incentive Plan"). A maximum of 915,000 shares of Common Stock will be available for options or grants during the term of the Incentive Plan. The maximum number of shares is subject to adjustment in the event of a stock split, stock dividend, recapitalization, merger, consolidation, combination or such similar events.

     The Incentive Plan is administered by the Omnibus Incentive Plan Committee (the "OIP Committee") which is currently a Committee of the Board of Directors. The OIP Committee determines, from time to time, the individuals to whom awards will be made, the type of awards, and the amount, size and terms of each award. The maximum number of shares that may be issued pursuant to options granted to any one individual during the life of the Incentive Plan is 300,000 shares of the Company's Common Stock.

     Awards under the Incentive Plan may be in the form of options (both nonqualified stock options and incentive stock options), contingent stock, restricted stock, and stock appreciation rights, or such other forms as the OIP Committee in its discretion may deem appropriate.

     Stock Options. The OIP Committee may grant both an incentive stock option and a nonqualified stock option to the same individual. When both an incentive stock option and a nonqualified stock option are awarded at one time, such options are deemed to have been awarded in separate grants, and in no event will the exercise of one such option affect the right to exercise the other such option except to the extent the OIP Committee determines in writing otherwise.

     The option price of an incentive stock option may not be less than 100% of the fair market value of such share on the day the option is granted, as determined by the OIP Committee. The option price of a nonqualified stock option issued prior to this Offering is at the book value of such share on the day the option is granted, as determined by the OIP Committee. The option price of a nonqualified stock option issued on or after this Offering shall not be less than 50% of the fair market value of such share on the day the option is granted, as determined by the OIP Committee.

     Each option may be exercised by a participant, in whole or in part, provided such exercise may not occur earlier than six months after the grant of the option and not later than ten years after the grant of the option.

     Any option designated by the OIP Committee as an incentive stock option will be subject to the general provisions applicable to all options granted under the Incentive Plan and will be subject to the following specific provisions:

          (a) At the time the incentive stock option is granted, if a recipient employee owns, directly or indirectly, stock representing more than 10% of the total combined voting power of all classes of the Company's stock then:
     (i) the option price must equal at least 110% of the fair market value on the effective date of grant of the shares subject to the option; and (ii) the term of the option shall not be greater than five years from the date such option is granted.

          (b) The aggregate fair market value of shares (determined at the date of grant) with respect to which incentive stock options granted by the Company, that can be exercised by a participant employee for the first time in any one calendar year shall not exceed $100,000.

     If any option is not granted, exercised, or held pursuant to the provisions applicable to an incentive stock option, it will be considered to be a nonqualified stock option to the extent that any or all of the grant is in conflict with these restrictions.

     In general, options granted pursuant to the Incentive Plan terminate upon the earlier of: (i) the full exercise of the option; (ii) the expiration of the option by its terms; or (iii) no more than three years (three months for incentive stock options) following termination of the option holder's employment with the Company.

     In January, 1996, the OIP Committee granted options for 270,000 shares to ten employees under the Incentive Plan. Messrs. Russell, Smith, Rosenbloom and Finch received options for 60,000, 50,000, 40,000 and 30,000 shares, respectively. Messrs. Carey, Emanuel, Driscoll and Sabia and Ms. Whitter received options for 15,000 shares each.

     Stock Appreciation Rights. A stock appreciation right ("SAR") may be granted in connection with an option and entitles the grantee, subject to the terms and conditions determined by the OIP Committee to receive, upon surrender of the option, all or a portion of the excess of (i) the fair market value of a specified number of shares at the time of the surrender, as determined by the OIP Committee, over (ii) 100% of the fair market value of such shares at the time the option was granted plus any dividends paid while the option was outstanding but unexercised.

     SARs may be granted for a period of not less than six months nor more than ten years, and shall be exercisable in whole or in part, at such time or times and subject to such other terms and conditions as shall be prescribed by the OIP Committee at the time of the grant.

     SARs will be exercisable only during a grantee's employment by the Company, except that in the discretion of the OIP Committee an SAR may be made exercisable for up to three months after a grantee's employment is terminated for any reason other than death, retirement or disability.

     In the event that a grantee's employment is terminated as a result of death, retirement or disability without having fully exercised such grantee's SARs, the grantee, or grantee's beneficiary following the grantee's death, may have the right to exercise the SARs during their term within a period of 24 months after the date of such termination to the extent that the right was exercisable at the date of such termination, or during such other period and subject to such terms as may be determined by the OIP Committee.

     Contingent Stock Awards. The OIP Committee will determine the amount of a contingent stock award to be granted to an employee based on the expected impact the employee can have on the financial well-being of the Company and other factors determined by the OIP Committee to be appropriate. Contingent stock awards under the Incentive Plan shall be subject to such terms, conditions, and restrictions, if any, including without limitation, substantial risks of forfeiture and/or attainment of performance objectives, and for such period or periods (in excess of six months) as will be determined by the OIP Committee at the time of grant. The OIP Committee in its discretion may permit an acceleration of the expiration of the applicable restriction period, so long as the minimum six-month period is retained, with respect to any part or all of the award to any participant.

     In the event of a participant's termination of employment for any reason prior to lapse of restrictions applicable to a contingent stock award paid to such participant and unless otherwise provided for by the Omnibus Incentive Plan or as provided in a contingent stock agreement, all rights to shares as to which there still remain unlapsed restrictions will be forfeited by such participant to the Company without payment of any consideration by the Company.

     Restricted Stock Award. The OIP Committee will determine the amount of a restricted stock award to be granted to an employee based on the past or expected impact the employee has had or can have on the financial well-being of the Company and other factors deemed by the OIP Committee to be appropriate. Restricted stock awards made pursuant to the Incentive Plan shall be subject to such terms, conditions, and restrictions, including attainment of performance objectives, and for such period or periods (in excess of six months) as will be determined by the OIP Committee at the time of grant. The OIP Committee in its discretion may permit an acceleration of the expiration of the applicable restriction period, so long as the minimum six-month period is retained, with respect to any part or all of the award to any participant.

     In the event of a participant's termination of employment for any reason prior to the lapse of restrictions applicable to a restricted stock award made to such participant and unless otherwise provided for by the Incentive Plan or as provided in a restricted stock agreement, all rights to shares as to which there still remain unlapsed restrictions will be forfeited by such participant to the Company without payment of any consideration by the Company.

     Change in Control. Upon a change in control, all options, contingent stock awards, restricted stock awards and stock appreciation rights will automatically vest as of that date of the change in control and all restrictions or contingencies will be deemed to have been satisfied.

     The Company intends to file a registration statement on Form S-8 for the Incentive Plan as soon as practicable.

EMPLOYEE STOCK PURCHASE PLAN

     The Company has adopted, and its shareholders have approved, the Employee Stock Purchase Plan (the "Stock Purchase Plan"). A maximum of 120,000 shares of Common Stock will be available to be issued pursuant to the Stock Purchase Plan. The maximum number of shares that may be sold pursuant to the Stock

Purchase Plan, as well as the number of shares that may be purchased pursuant to the exercise of any option outstanding thereunder, is subject to adjustment in the event of a stock split, stock dividend, recapitalization, merger, consolidation, combination or such similar events.

     The Stock Purchase Plan is administered by the Employee Stock Purchase Plan Committee (the "ESPP Committee") which consists of two or more members of the Board of Directors who are not employees of the Company. The ESPP Committee will determine from time to time, in its sole and final discretion, whether or not to grant options to eligible employees as well as the price, rights and privileges of such options.

     No eligible employee may receive an option if: (i) after receiving such option such employee owns 5% or more of the outstanding Common Stock, or (ii) such employee would be permitted to purchase shares pursuant to the Stock Purchase Plan and any other Company plan at a rate which would exceed an aggregate of $25,000 of fair market value of such shares in any calendar year.

     The ESPP Committee may determine the exercise price for the options granted pursuant to the Stock Purchase Plan, but such exercise price may not be less than the lesser of (i) 85% of the fair market value of the Common Stock at the time such options are granted, or (ii) 85% of the fair market value of the Common Stock at the time such options are exercised.

     Any Company employee who has been employed not less than two years and whose customary employment is more than 20 hours per week is eligible to participate in the Stock Purchase Plan. At February 1, 1996, the Company and its subsidiaries had approximately 126 employees of whom 86 were eligible employees under the Stock Purchase Plan.

     Options granted pursuant to the Stock Purchase Plan may not be exercised after the expiration of 27 months from the date such options are granted. Options granted pursuant to the Stock Purchase Plan may not be transferred except by will or the laws of descent and distribution.

     The Company intends to file a registration statement on Form S-8 for the Stock Purchase Plan as soon as practicable.

RETIREMENT PLANS

     The following table illustrates the maximum annual benefits payable in the form of a straight life annuity under FPIC's qualified defined benefit plan (the "Retirement Plan") to an officer or employee retiring at age 65 with the specified combination of final average compensation and years of credited service.

                                                                   YEARS OF SERVICE
                                                          -----------------------------------
AVERAGE COMPENSATION                                         5            10            15
- --------------------                                      -------       -------       -------
$125,000................................................  $ 6,897       $13,795       $20,692
 150,000................................................    8,647        17,295        25,942
 175,000................................................   10,397        20,795        31,192
 200,000................................................   12,147        24,295        36,442
 225,000................................................   13,897        27,795        41,692
 250,000................................................   15,647        31,295        46,942
 275,000................................................   17,397        34,795        52,192
 300,000................................................   19,147        38,295        57,442
 325,000................................................   20,897        41,795        62,692

     The Retirement Plan is a funded, qualified, non-contributory plan that covers substantially all of FPIC's employees including executive officers. Under the Retirement Plan, benefits are calculated based upon (i) .75% of average compensation below the Social Security covered compensation level plus 1.4% of average compensation above the Social Security covered compensation level multiplied by years of service not in excess of the Cumulative Disparity Limit plus (ii) .75% of average compensation times years of service in excess of the Cumulative Disparity Limit (but in total not in excess of 35 years) reduced by
(iii) benefits under the Florida Physicians Insurance Company of Ohio Defined Benefit Plan and the Professional Insurance Management Company Pension Plan. The Cumulative Disparity Limit is 35 minus the total number of years the participant earned a year of service in any other FPIC plan. The total number of years of service which may be taken into consideration under the Retirement Plan is limited to 15. Average compensation is based upon the participant's highest average compensation for five consecutive years within the ten years prior to retirement. Credited years of service under the defined benefit plan as of December 31, 1995, were approximately 7 years for Mr. Russell, 13 years for Mr. Smith, 1 year for Mr. Rosenbloom, and 8 years for Mr. Finch.

     The amounts shown in the table above were calculated using Social Security covered compensation levels based upon the average age of the four executives. The amounts shown on the table above have been calculated without reflection of the current limit of $150,000 on includible compensation under the Internal Revenue Code. Optional forms of payment available under the defined benefit plan may result in substantially reduced payments to an employee electing such an option.

     In addition to the amounts shown in the above table, FPIC's Supplemental Executive Retirement Plan (the "SERP") provides Messrs. Russell and Smith, who have been selected to participate by the Compensation Committee, with income at retirement. A participant in the SERP is eligible to retire and receive a retirement benefit beginning on the earlier of such participant's (i) early retirement date, (ii) disability retirement date, or (iii) normal retirement date. The retirement benefit at the normal retirement date equals 60% of pre-retirement base compensation, less Retirement Plan and all predecessor plans' benefits and Social Security benefits. Pre-retirement base compensation is the basic salary of a participant excluding bonuses, averaged over the highest three consecutive years of service. The early retirement benefit equals the retirement benefit at the normal retirement date times the percentage of benefits vested, reduced by 0.005% for each month a participant's early retirement date occurs prior to such participant's normal retirement date. A participant terminating employment due to a permanent and total disability will be eligible for a disability retirement benefit equal to 60% of pre-retirement base compensation, less Retirement Plan and all predecessor plans' benefits and Social Security benefits. In the event of the participant's death, such participant's surviving spouse will be eligible to receive a death benefit equal to 50% of the retirement benefit the participant would otherwise have been eligible to receive. The SERP is an unfunded nonqualified plan. Retirement benefits under the SERP vest ratably commencing on a participant's initial date of employment with the Company with 1/240 of the total retirement benefit vesting at the end of each month the participant is employed by the Company. A participant's retirement benefit will be 100% vested if (i) such participant attains age 64 and is an employee of the Company on such date, (ii) such participant terminates employment due to a permanent and total disability, or
(iii) the Compensation Committee, in its sole discretion, vests 100% such participant's retirement benefit. The estimated annual retirement benefits for Messrs. Russell and Smith were calculated using 1995 base salary for pre-retirement base compensation, Social Security benefits were based on the maximum benefits payable for an individual retiring at age 65 in 1995, and Retirement Plan benefits were based on 1995 base salary, including bonuses, assuming 15 years of service. The estimated annual retirement benefits from the SERP for officers named in the Summary Compensation Table on December 31, 1995, is $68,319 for Mr. Russell and $51,980 for Mr. Smith. FPIC accrued $20,000 to provide for the SERP during 1995, 1994 and 1993.

     The Company's qualified defined contribution plan has two parts. In the first part, the Company contributes 10% of each participant's compensation for the plan year. In the second part, the Company allows employees to contribute up to 2.5% of their compensation earned during the plan year. In addition, the Company matches 100% of the employee's contribution.

     The Company also offers certain key employees selected by the Board of Directors a nonqualified deferred compensation plan. In this plan, key employees may defer into the plan all or a portion of their compensation. In addition, the Company, at the discretion of its Board of Directors, can match the contributions made by key employees and may also make discretionary incentive contributions for key employees. Participants' account balances generally will be paid, as adjusted for investment gains or losses, following termination of employment. Contributions amounted to $11,111 and $10,628 in 1995 and 1994, respectively.

     The Company's Excess Benefit Plan provides a means of equalizing the benefits of those employees participating in the Retirement Plan, other than those individuals covered under the SERP, whose funded benefits under that plan are or will be limited by the application of ERISA, the Code, or any applicable law or regulation. The Excess Benefit Plan is a nonqualified plan and benefits payable under the Excess Benefit Plan are not funded and are payable out of the Company's general funds.

EMPLOYMENT AGREEMENTS AND SEVERANCE AGREEMENTS

     The Company has entered into employment agreements (the "Employment Agreements") with Messrs. Russell and Smith. The Employment Agreements provide for a minimum annual salary and the opportunity for annual salary increases, incentive compensation, and other compensation and perquisites as approved by the Board of Directors. The Employment Agreements are for a term of three years and may be extended for an additional year by the Board of Directors prior to the end of each year. If the Board of Directors does not extend the Employment Agreements by the end of any year, Mr. Russell and Mr. Smith may terminate their respective employment by providing at least 90 days' written notice of such termination. Upon such termination, Mr. Russell and Mr. Smith would continue to receive their respective annual salary and benefits for the remaining term of their respective Employment Agreements, or until commencing work for a competing company. Under the Employment Agreements, Mr. Russell's minimum annual salary for 1996 is $235,624 and Mr. Smith's minimum annual salary for 1996 is $184,565. Mr. Russell or Mr. Smith may also terminate their respective employment in the event of a constructive discharge and continue to receive their respective annual salary and benefits for the remaining term of their Employment Agreements. Payments under the Employment Agreements are not limited to the maximum amount which would avoid the excise tax imposed by Code Section 4999.

     The Company has entered into severance agreements (the "Severance Agreements") with Messrs. Russell, Smith, Rosenbloom and Finch. The Severance Agreements which apply in the case of a change of control of the Company, provide that if at any time during the coverage period, as defined under the Severance Agreements, the employment of an individual covered under the Severance Agreements is terminated by the Company for any reason other than cause, death or disability, or by such individual in the event of a constructive discharge the Company will pay severance pay in a lump sum cash amount equal to three times the sum of such individual's (i) annual salary and (ii) the greater of the target bonus opportunity for the current calendar year or the average of the annual bonuses for the three prior calendar years. Payments under the Severance Agreements are limited to the maximum amount that would not trigger the excise tax imposed by Code Section 4999.

     If Messrs. Russell and Smith are entitled to receive benefits under both their Employment Agreements and their Severance Agreements then each will be permitted to select and receive benefits under either their Employment Agreement or their Severance Agreement, but not benefits from both the Employment Agreement and the Severance Agreement.

BUDGET COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     During fiscal year 1995, no executive officer of the Company served as a director of, or as a member of the compensation or equivalent committee of another entity, one of whose executive officers served on the Board of Director's Budget Committee or otherwise as a member of the Board of Directors.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

MCCREARY

     The Company, through its wholly owned subsidiary McCreary, purchased the assets of MEI, formerly known as McCreary Corporation, on July 1, 1995. In addition to assuming certain liabilities, McCreary paid MEI $2.0 million and agreed to pay an additional $4.0 million over a five year period subject to certain adjustments. A number of employees of MEI were shareholders of MEI and thus benefited from such transaction. Six of these persons, including William T. McCreary, the principal shareholder of MEI and the President and Chief Executive Officer of McCreary, are now employed by McCreary. In connection with this asset acquisition, these six persons entered into employment and non-competition agreements with McCreary. Mr. McCreary's employment agreement is for a term of five years at an annual salary of $150,000. In addition to the above payments, McCreary has agreed to pay MEI $6,000 per month to pay for all of William T. McCreary's business-related travel expenses such as transportation, meals, entertainment and lodging for so long as Mr. McCreary is employed by McCreary. Management believes that these expenses are justified by the frequent business-related travel demands upon Mr. McCreary. McCreary also leases its office building from Mr. McCreary and pays Mr. McCreary a monthly rental of $17,769, which is subject to future adjustments.

FMA AND FDA

     Pursuant to FPIC's bylaws, the FMA recommends to the Board of Directors a nominee for FPIC's Board of Directors each year. Current directors that were recommended for their current terms by the FMA are Drs. Van Eldik, Bagby and Shapiro. Drs. Van Eldik, Bagby and Acosta-Rua are members of the FMA Board of Directors. Dr. Acosta-Rua is a non-voting member of the FMA's Board of Governors. Dr. Bagby is President of the FMA.

     The FMA has endorsed FPIC and cooperates with FPIC's marketing efforts. In recognition of the FMA's endorsement and marketing assistance, FPIC pays the FMA each year 1% of FPIC's net premium earned from physician MPL insurance in Florida during that year.

     Pursuant to FPIC's bylaws, the FDA recommends to the Board of Directors a nominee for FPIC's Board of Directors every three years. Dr. Gause presently serves as the FDA's recommended nominee. The FDA has an insurance agency that received a commission of approximately $500,000 from FPIC in 1995.

OTHER RELATIONSHIPS

     All of the members of the Board of Directors, other than Mr. Russell, are also policyholders of FPIC and as such may experience claims from time to time in the usual course of business that may require coverage under their policies that FPIC would provide to any policyholder.

     The Company intends that any future business transactions between the Company and any of its officers, directors, principal shareholders and their affiliates will be approved by a majority of the Company's independent and disinterested directors and will be on terms at least as favorable to the Company as could be obtained from unaffiliated third parties.

         PRINCIPAL SHAREHOLDERS AND SECURITIES OWNERSHIP OF MANAGEMENT

     According to the Company's stock transfer records, as of May 21, 1996, no shareholder owns five percent (5%) or more of the Company's outstanding shares of common stock.

     The following table sets forth the beneficial ownership of the Company's common stock by each of the directors and nominees, each of the executive officers named in the Summary Compensation Table and all of the Company's directors and executive officers as a group as of May 21, 1996.

                         PERCENT OF OUTSTANDING SHARES

                                                             AGGREGATE NUMBER
                                                                 OF SHARES         PRIOR TO      AFTER
                NAME OF BENEFICIAL OWNER                   BENEFICIALLY OWNED(1)   OFFERING   OFFERING(2)
- ---------------------------------------------------------  ---------------------   --------   -----------
Gaston J. Acosta-Rua, M.D................................           5,000(3)         *          *
Richard J. Bagby, M.D....................................          23,250(4)         *          *
Robert O. Baratta, M.D...................................           1,000            *          *
James W. Bridges, M.D....................................           4,000            *          *
Robert B. Finch..........................................               0            *          *
Curtis E. Gause, D.D.S...................................           1,000            *          *
J. Stewart Hagen, M.D....................................           7,500            *          *
Louis C. Murray, M.D.....................................           2,500            *          *
Steven M. Rosenbloom.....................................               0            *          *
William R. Russell.......................................               0            *          *
Guy T. Selander, M.D.....................................           1,000            *          *
David M. Shapiro, M.D....................................           7,500            *          *
Steven R. Smith..........................................               0            *          *
D. L. Van Eldik, M.D.....................................           1,000(5)         *          *
James G. White, M.D......................................           1,000            *          *
Henry M. Yonge, M.D......................................           1,000            *          *
Directors and Executive Officers as a Group (21
  persons)...............................................          55,750            *          *

- ---------------

  * Less than 1.0% of the Company's outstanding common stock.
(1) Except as otherwise noted below, each person named in the table has sole voting and investment power with respect to all shares of common stock listed as owned by such person. Shares beneficially owned include shares that may be acquired pursuant to the exercise of outstanding warrants that are exercisable within 60 days of the date hereof.
(2) Assumes that each person named in the table will neither sell nor purchase any shares of common stock in the Offering.
(3) Dr. Acosta-Rua disclaims beneficial ownership of 1,000 of these shares, which are owned by his wife.
(4) These shares are owned by Morgan, Hiatt, Hines, Culbert and March P.A., of which Dr. Bagby is a member.
(5) These shares are owned by D.L. Van Eldik, M.D., P.A., of which Dr. Van Eldik is a member.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 25,000,000 shares of Common Stock and 50,000,000 shares of preferred stock, par value $.10 per share. The Company has no shares of preferred stock currently issued and outstanding. For a description of certain transferability restrictions on the Common Stock that is not sold pursuant to the Offering, see "Shares Eligible for Future Sale."

COMMON STOCK

     Holders of Common Stock of the Company are entitled to such dividends as the Company's Board of Directors may declare from funds legally available therefor, subject to the preferential rights of Company preferred stock, if any, and the requirements of Florida law. Holders of Common Stock are entitled to one vote per share on any matter subject to shareholder approval, including the election of directors. The Company's articles of incorporation do not provide for cumulative voting in connection with the election of directors. No holder of Common Stock will have any preemptive right to subscribe for any shares of capital stock issued in the future.

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, the holders of common stock are entitled to share ratably in any distribution of the Company's net assets remaining after payment of creditors and, subject to preferential rights of the Company's preferred stock, if any. All of the outstanding shares of Common Stock are, and the shares being offered by the Company and the selling shareholders will be, fully paid and non-assessable.

PREFERRED STOCK

     Pursuant to the Company's articles of incorporation, the Company's Board of Directors may by resolution establish one or more classes or series of preferred stock having such number of shares and relative voting rights, designation, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Company's Board of Directors without further shareholder approval. Preferred stock may be entitled to preferences over Common Stock with respect to dividends, liquidation, dissolution or winding up of the Company in such amounts as are established by the Board resolutions issuing such shares. Preferred stock may also enjoy redemption or sinking fund rights or voting rights including the right to vote as a class with respect to the election of directors, major corporate transactions or otherwise, that may limit, qualify or otherwise adversely affect the voting rights of the Common Stock. Such rights, preferences, privileges and limitations as may be established could also have the effect of impeding the acquisition and control of the Company.

SHAREHOLDER APPROVAL OF CERTAIN BUSINESS COMBINATIONS

     Florida corporate law generally limits Florida corporations, including the Company, in engaging in a broad range of transactions with any shareholder who owns more than 10% of a corporation's outstanding voting shares or with any affiliate of such shareholder. The Florida "Affiliated-Transaction" statute provides that a Florida corporation may not engage in such transactions unless, among other things, the transaction is: (a) approved by two-thirds of the corporation's outstanding voting shares other than the shares owned by the interested shareholders; (b) approved by a majority of the corporation's disinterested directors; or (c) the corporation's shareholders receive a "fair price" for their shares as such price is defined in the statutes. The Florida Statutes further provide that a corporation may opt out of these provisions by including in its articles of incorporation a provision expressly electing not to be governed by these provisions. The Company has not elected to opt out of these provisions.

     The Company's articles of incorporation contain a fair price provision that is similar in certain respects to the Florida "Affiliated-Transaction" statute. The Company's fair price provision requires the vote of the holders of at least 75% of the then outstanding voting shares of capital stock of the Company entitled to vote other than those held by the Related Person (as defined herein) to approve certain business combinations. This supermajority approval is not required provided that (i) two-thirds of the Continuing Directors (as defined herein) have expressly approved the business combination, or (ii) two-thirds of the Continuing Directors determine that the cash or fair market value of the consideration to be received by holders of the voting stock is not less than the highest price paid by the Related Person in acquiring each class of voting stock.

     Business combinations requiring this supermajority approval are: (i) any merger or consolidation of the Company or one of its subsidiaries with or into a Related Person or vice versa; (ii) any sale, lease, exchange, transfer or other disposition of all or substantially all of the assets of the Company or any of its subsidiaries to a Related Person; (iii) any sale, lease, exchange, transfer of other disposition of all or substantially all of the assets of the Related Person to the Company or one of its subsidiaries; (iv) the issuance of any securities of the Company or one of its subsidiaries to a Related Person, other than the issuance on a pro rata basis to all holders of the same class of capital stock pursuant to a stock split, dividend, or a distribution of warrants or rights; (v) any recapitalization that would have the effect of increasing the voting power of a Related Person; or (vi) any agreement, contract, or other arrangement providing for any of the above transactions.

     The Company's articles of incorporation provide the following definitions:
"Related Person" shall mean and include any individual, corporation, partnership, or other person or entity that, together with its affiliates and associates, becomes the beneficial owner of an aggregate of 10% or more of the outstanding voting stock of the Company, and any affiliate or associate of any such individual, corporation, partnership or other person or entity; provided, however, that the term "Related Person" shall not include (i) a person or entity whose acquisition of such aggregate percentage of voting stock was approved in advance by two-thirds of the Continuing Directors or (ii) any trustee or fiduciary when acting in such capacity with respect to any employee benefit plan of the Company or a wholly owned subsidiary of the Company. "Continuing Director" shall mean a Director who was a member of the Board of Directors of the Company immediately prior to the time that the Related Person involved in a business combination became a Related Person, and any successor of a Continuing Director who is unaffiliated with the Related Person and is recommended to succeed a Continuing Director by a majority of the Continuing Directors then on the Board of Directors.

     Florida corporate law generally prohibits persons from exercising the voting power of their shares of a Florida corporation if their ownership percentage passes certain thresholds without obtaining approval from the corporation's other shareholders. The statute generally governs acquisitions of a Florida corporation's shares that when added with the shares previously owned would cause a person to own either: (a) one-fifth or more but less than one-third of all voting power; (b) one-third or more but less than a majority of all voting power; or (c) a majority or more of all voting power. The statute provides exceptions for certain transactions such as mergers, share exchanges, satisfaction of a pledge or other security interest, gifts and testamentary transfers. The statute further provides that these provisions do not apply to corporations the articles of incorporation or bylaws of which expressly state that such provisions do not apply to such corporation. The Company has not elected to opt out of these provisions.

PROVISIONS THAT COULD DELAY, DETER OR PREVENT CHANGES IN CONTROL

     Certain provisions of Florida law and the Company's articles of incorporation that are described above under "Shareholder Approval of Certain Business Combinations" or described later in this section may delay, deter or prevent a change in control of the Company. In addition, Florida insurance law provides that no person may acquire 5% or more of a Florida insurance company unless such person has filed with the Department of Insurance certain information required by the Florida Statutes and the acquisition has been approved by the Department of Insurance. The Department of Insurance must determine whether to approve or disapprove the transaction based on certain statutory criteria, including whether the transaction is not likely to be hazardous or prejudicial to the Florida insurance company's policyholders. Thus, the Company will have to comply with these provisions whenever it attempts to acquire 5% or more of a Florida insurance company. Conversely, any person attempting to acquire 5% or more of the Company will also have to comply with these provisions requiring approval by the Department of Insurance since an acquisition of the Company will be deemed to be an indirect acquisition of FPIC.

     The effect of these laws and the Company's articles of incorporation may be to deter unfriendly offers or other efforts to obtain control of the Company that are not approved by the Board of Directors and thereby protect the continuity of management and enhance the Company's Board of Directors' ability to protect the Company, its shareholders and its other constituencies as appropriate under the circumstances. Such laws and provisions tend to induce any persons seeking control of the Company or a business combination with the Company to negotiate on terms acceptable to the then elected Board of Directors.

     The Company's Board of Directors is authorized, without any further action by its shareholders, to designate series of preferred stock and determine the rights, preferences, privileges and restrictions of each series. The Company's Board of Directors may issue preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock, and that could, among other things, have the effect of delaying, deterring or preventing an acquisition or change in control of the Company.

     One of the effects of the existence of unissued and unreserved Common Stock and preferred stock may be to enable the Company's Board of Directors, without seeking shareholder approval, to issue shares to persons friendly to current management, which could render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise. Such issuance may protect the continuity of management and enhance the Company's Board of Directors' ability to protect the

Company, its shareholders and its other constituencies as appropriate under the circumstances. Additional shares could also be used to dilute the stock ownership of persons seeking to obtain control of the Company.

     Pursuant to its articles of incorporation, the Company's Board of Directors is divided into three classes of directors that serve staggered terms of three years. The purpose of a classified board is to promote continuity and stability in the composition of such board and in the policies formulated by such board, by insuring that at least two thirds of the directors will at all times have had at least one year's experience as directors. A classified board structure may prevent shareholders who do not approve of the policies of a board from removing a majority of such board's directors at a single meeting because it would normally take two annual meetings of shareholders to elect a majority of such board.

     Certain executive officers of the Company have entered into severance agreements and/or employment agreements that would provide certain amounts of compensation to them in connection with certain changes of control of the Company. See "Executive Compensation -- Employment Agreements." These agreements are intended to allow such executive officers to honor their fiduciary duties to shareholders by evaluating takeover bids without worry about whether they will lose their jobs should the bid succeed. Such agreements, however, add to the costs a person must pay in order to acquire the Company.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is First Union National Bank of North Carolina, N.A.

                              SELLING SHAREHOLDERS

     The following table sets forth certain information regarding the beneficial
ownership of the Common Stock as of June   , 1996 by each of the Selling
Shareholders. Unless otherwise indicated, each person or entity named below has sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by such person or entity, subject to community property laws where applicable and the information set forth in the footnotes to the table below.

                                                       BENEFICIAL
                                                        OWNERSHIP                        BENEFICIAL
                                                        PRIOR TO                          OWNERSHIP
                                                       OFFERING(1)       NUMBER OF   AFTER THE OFFERING
                                                   -------------------    SHARES     -------------------
                                                   NUMBER OF               BEING     NUMBER OF
                      NAME                          SHARES     PERCENT    OFFERED     SHARES     PERCENT
- -------------------------------------------------  ---------   -------   ---------   ---------   -------


- ---------------

(1) Less than one percent.

     Each of the Selling Shareholders have elected to participate in the Offering pursuant to a Letter of Transmittal and Custody Agreement. Shareholders had the option to sell all or a portion of their shares and could rescind their election at any time during the election period. In addition, in the event more than 40% of the outstanding shares of the Company were offered to the Underwriters, Selling Shareholders were allowed to participate on a pro-rata basis.

     Selling Shareholders who elected to participate submitted their share certificates to First Union National Bank of North Carolina, N.A., as custodian, and appointed William R. Russell, Steven R. Smith and

Steven M. Rosenbloom, and each acting individually, as their attorneys-in-fact to (i) enter into an underwriting agreement with the Underwriters, (ii) sell, assign and transfer to the Underwriters the shares and (iii) negotiate and agree upon the price (including any discounts) at which shares could be sold to the Underwriters, provided, however, that in no event would a price be set which would result in any Selling Shareholder receiving less than $9.30 (taking into account discounts paid to the Underwriters) per share.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have outstanding 8,639,640 shares of Common Stock. The 3,750,000 shares of Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act except for any shares purchased by an "affiliate" of the Company, which will be subject to the limitations of Rule 144.

     In accordance with a provision in the Company's articles of incorporation, the Company's shareholders generally may not sell any shares of Common Stock, except for the shares offered hereby, for a period of 120 days following the date of this Offering. The only transfers that the Company's shareholders will be permitted to make of their currently owned shares during such 120 day period are: (i) by will or the laws of descent and distribution upon a shareholder's death; (ii) by order of a court of competent jurisdiction pursuant to bankruptcy or other judicial proceedings; (iii) by bona fide pledge to a creditor as security for indebtedness of the shareholder or by a creditor pursuant to its rights as a pledgee of such stock; or (iv) by advance written approval from the Company's Board of Directors or a designated officer upon a showing by a shareholder that disapproval will result in substantial financial hardship.

     After the 120 day period described above, all shares of Common Stock of the Company will be freely transferable, except that shares of Common Stock owned by persons who are deemed to be "affiliates" (as such term is defined in Rule 144 under the Securities Act) may be resold by such affiliates only in transactions permitted by the resale provisions of Rule 144 under the Securities Act or as otherwise permitted under the Securities Act. Rule 144 defines an affiliate of an issuer as a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such issuer.

     In general, under Rule 144 as currently in effect, any person who is an "affiliate" as that term is defined under the Securities Act, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of (i) one percent of the then outstanding shares of the Common Stock of the Company (approximately 86,396 shares immediately following this Offering) or
(ii) the average weekly trading volume of the Common Stock during the four calendar weeks preceding a sale by such person. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A shareholder who is deemed not to have been an "affiliate" of the Company for at least 90 days and who has beneficially owned restricted securities for at least three years would be entitled to sell such shares under Rule 144(k) without regard to the volume or manner of sale limitations described above.

     Following 120 days after the Offering, 4,831,890 shares of Common Stock will be eligible for sale in the public market without regard to any Rule 144 limitations and 55,750 shares held by affiliates will be available for sale pursuant to the limitations of Rule 144. Affiliates also hold options for 390,000 shares that may also be available for sale pursuant to the limitations of Rule 144 following 120 days after the Offering.

     Prior to this Offering, there has been no public market for the Common Stock, and no predictions can be made as to the effect, if any, that sales of shares or the availability of shares for sale will have on the prevailing market price of the Common Stock. Nevertheless, sales of substantial amounts of Common Stock in the public market could have an adverse effect on prevailing market prices.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, a syndicate of the Underwriters named below (the "Underwriters"), for whom Oppenheimer & Co., Inc., and The Robinson-Humphrey Company, Inc. are acting as representatives (the "Representatives"), have severally agreed to purchase 500,000 shares of Common Stock from the Company and 3,250,000 shares of Common Stock from the Selling Shareholders. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                UNDERWRITERS                                   NUMBER OF SHARES
- -----------------------------------------------------------------------------  ----------------
Oppenheimer & Co., Inc. .....................................................
The Robinson-Humphrey Company, Inc. .........................................

                                                                               ----------------
          Total..............................................................
                                                                               ================

     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by counsel and to certain other conditions, including the conditions that no stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose are pending before or threatened by the Commission and there has been no material adverse change or any development involving a prospective material change in the condition, financial or otherwise, or in the earnings, affairs or business prospects of the Company from that set forth in the Registration Statement. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any are taken.

     The Company has been advised by the Representatives that the Underwriters propose to offer the shares directly to the public initially at the Price to the Public set forth on the cover page hereof and to certain dealers at such prices
less a concession not in excess of $          a share. The Underwriters may
allow, and such dealers may reallow, a concession not in excess of $          a
share to other Underwriters or to certain other dealers.

     Pursuant to the Underwriting Agreement, the Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 562,500 additional shares of Common Stock at the Price to the Public set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Common Stock offered hereby. To the extent such option is exercised, each of the Underwriters will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to each such Underwriter's name in the preceding table bears to the total number of shares offered hereby by the Underwriters.

     See "Shares Eligible for Future Sale" for a description of certain arrangements by which the Company's shareholders will not sell or otherwise dispose of Common Stock, except for shares offered hereby, for 120 days after the date of this Offering.

     The Underwriters have advised the Company that they will not execute in connection with the Offering any transactions in accounts over which they exercise discretionary authority without the prior specific written approval of the customer.

     Prior to the Offering, there has been no public market for the Common Stock. The initial public offering price was determined by negotiations among the Company and the Representatives. Among the principal factors considered in such negotiations were prevailing market conditions, the results of operations of the Company in recent periods, market valuations of companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the history of and prospects for the industry in which the Company competes, and such other factors as the Company and the Representatives deemed relevant.

     Application has been made to have the Common Stock listed on the NYSE under the symbol "FIG." Listing on the NYSE requires that the Offering be made for a minimum of $40,000,000. The Company also has applied to have the Common Stock listed on the Nasdaq National Market in the event the Company does not qualify for listing on the NYSE because Selling Shareholders do not sell sufficient shares. The Underwriters intend to sell the shares so as to meet the distribution requirements of the NYSE.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     At the Company's request, the Representatives have reserved up to 200,000 shares of Common Stock for sale at a price equal to the initial public offering price minus underwriting discounts to the Company's directors, officers, employees and other persons having certain business relationships with the Company. The number of shares of Common Stock available for sale to the general public will be reduced to the extent these persons purchase such reserved shares. Any reserved shares not purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

                                 LEGAL MATTERS

     The legality of the Common Stock offered hereby will be passed upon for the Company by LeBoeuf, Lamb, Greene & MacRae, L.L.P., a limited liability partnership including professional corporations, Jacksonville, Florida. Certain legal matters in connection with the issuance of the shares of Common Stock offered hereby will be passed upon for the Underwriters by Morgan, Lewis & Bockius LLP, New York, New York.

                                    EXPERTS

     The financial statements and schedules of the Company as of December 31, 1995 and 1994 and for each of the years in the three-year period ended December 31, 1995, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the aforementioned financial statements refers to changes in the accounting methods for certain investments in debt and equity securities and for reinsurance.

                                    GLOSSARY

Actuary or actuarial
firm.......................  A person or firm which conducts various statistical studies used to evaluate risks, the adequacy of premium charged and the adequacy of provisions made for losses and loss expenses.

Adverse loss development...  Increases in losses and LAE exceeding initial estimates of loss and LAE experience between a given period of time.

Admitted assets............  Assets of an insurer permitted by an insurer's domiciliary state insurance department to be taken into account in determining its financial condition for statutory purposes.

Assume.....................  To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.

Capitation.................  Specified amount paid periodically to a health provider for a group of specified healthcare services regardless of quantity rendered.

Case reserves..............  Recorded estimates of unpaid liabilities associated with specific reported claims. Case reserves may pertain to losses, LAE or both.

Casualty insurance.........  Insurance that is primarily concerned with the losses caused by injuries to third persons (i.e., not the policyholder) and the legal liability imposed on the insured resulting therefrom. It includes, but is not limited to, employers' liability, workers' compensation, public liability, automobile liability, personal liability and professional liability insurance. It excludes certain types of loss that by law or custom are considered as being exclusively within the scope of other types of insurance, such as fire or marine.

Cede.......................  To transfer the risk and related premium in connection with a reinsurance transaction.

Ceded premium..............  A portion of the premium paid to reinsurers by the primary insurer or reinsurer.

Claims-free................  A medical professional is considered to be
                               "claims-free" if such medical professional has had five or more years of experience with no claim paid in excess of either $25,000 for medical professionals practicing outside of Dade, Broward and Palm Beach counties or $50,000 for medical professionals practicing in one of those three counties and the Company is not aware of any claim pending against such medical professional for which reserves of $100,000 or more have been established.

Claims-made policy.........  An insurance policy under which the insurer is liable to the insured only for claims that arise out of incidents occurring and of which notice to the insurer is given, while coverage is effective.

Combined ratio.............  The sum of the underwriting expense ratio, and the loss and LAE ratio. A combined ratio below 100% indicates profitable underwriting results. A combined ratio over 100% indicates unprofitable underwriting results.

Commission.................  The fee paid to an agent for placing insurance with the Company, which is generally a percentage of the premium.

Direct premium written.....  Total premium for insurance written without regard to reinsurance assumed or ceded.

Excess of loss
reinsurance................  A generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified dollar amount, called a "layer" or "retention."

Facultative reinsurance....  A form of reinsurance that is transacted between the reinsurer and the reinsured on a risk-by-risk basis.

Free Tail..................  Coverage given to an insured under a claims made policy that insures free of premium charge all claims that have been incurred but not yet reported to the insurer in the event of death, disability and retirement.

Frequency..................  Refers to the rate of recurrence. The number of times claims or loss by a specific peril occurs to a given body of exposures or insureds during a particular time period.

Generally accepted
accounting principles
  ("GAAP").................  Accounting principles as set forth in opinions of the Accounting Principles Board of the American Institute of Certified Public Accountants and/or in statements of the Financial Accounting Standards Board and/or their respective successors and that are applicable in the circumstances as of the date in question.

General liability
insurance..................  Coverage for actual or alleged negligence resulting in bodily injury or property damage to others.

Incurred but not reported
  ("IBNR") reserves........  Loss reserves for estimated losses and LAE that have been incurred but not yet reported to the insurer including future developments or losses that are known to the insurer.

Incurred losses............  The total losses sustained by an insurance company under a policy or policies, whether paid or unpaid. Incurred losses include a provision for claims that have occurred but have not yet been reported to the insurer.

Loss adjustment expenses
  ("LAE")..................  The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss and LAE ratio.........  The ratio of incurred losses and LAE to net earned premium.

Loss reserves..............  A balance sheet liability for unpaid losses which represents estimates of amounts needed to pay losses and expenses both on claims that have been reported but have not yet been resolved and on claims that have occurred but have not yet been reported.

MPL insurance..............  Medical and dental professional liability insurance is a type of insurance that provides coverage to physicians, dentists and other health professionals against the legal liability of an insured (and against loss, damage or expense incidental to a claim of such liability) arising out of the death or injury of a person as the result of negligence or other misconduct in rendering professional healthcare services.

NAIC.......................  The National Association of Insurance
                               Commissioners.

Net premium earned.........  The portion of net premium written in a particular period that is recognized for accounting purposes as income during that period.

Net premium written........  Gross premium written plus premium on assumed reinsurance for a given period less premiums ceded to reinsurers.

Occurrence policy..........  An insurance policy under which the insurer is liable to the insured only for claims arising from incidents that occur during the policy period.

Premium ceded..............  The consideration paid or accrued by an insurer to reinsurers in connection with one or more reinsurance transactions.

Property insurance.........  Insurance that provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.

Redundancy (Deficiency)....  Estimates in reserves change as more information becomes known about the frequency and severity of claims for each year. A redundancy (deficiency) exists when the original liability estimate is greater (less) than the reestimated liability. The cumulative redundancy (deficiency) is the aggregate net changes in estimates over time subsequent to establishing the original liability estimate.

Reinsurance................  The practice whereby one party, called the reinsurer, in consideration of a premium paid to it agrees to indemnify another party, called the reinsured, for part or all of the liability assumed by the reinsured under a policy or policies of insurance that it has issued. The reinsured may be referred to as the original or primary insurer, the direct writing company or the ceding company. Reinsurance does not legally discharge the primary insurer from its liability to the insured.

Retention..................  The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the policy limit are paid by the reinsurer. In pro rata treaties, the retention may be a percentage of the original policy's limit. In excess of loss reinsurance, the retention is a dollar amount of loss, a loss ratio or a percentage of loss.

Severity...................  The average claim cost, statistically determined by dividing dollars of losses by the number of claims.

Statutory accounting
practices ("SAP")..........  The rules and procedures prescribed or permitted by
                               United States state insurance regulatory authorities for recording transactions and preparing financial statements. Statutory accounting principles generally reflect a liquidating, rather than a going concern, concept of accounting.

Statutory surplus..........  The excess of admitted assets over total liabilities (including loss reserves), determined in accordance with SAP.

Surplus as to
policyholders..............  The aggregate of capital and statutory surplus.

Tail.......................  The period of time that elapses between the occurrence of the loss event and the payment in respect thereof.

Underwriting...............  The insurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting expense
ratio......................  The ratio of underwriting expenses to net premium earned.

Underwriting expenses......  The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting profit........  The amount of net premium earned less loss and LAE and underwriting expenses. Underwriting profit is calculated without regard to net investment income.

Unearned premium...........  The portion of premium that represents the consideration for the assumption of risk in the future. Such premium is not yet earned since the risk has not yet been assumed.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                       AND FINANCIAL STATEMENT SCHEDULES

                                                                                        PAGE
                                                                                        ----
Independent Auditors' Report..........................................................   F-2
Consolidated Balance Sheets as of December 31, 1995 and 1994 and March 31, 1996
  (unaudited).........................................................................   F-3
Consolidated Statements of Income for the Years Ended December 31, 1995, 1994 and 1993
  and for the three months ended March 31, 1996 and 1995 (unaudited)..................   F-4
Consolidated Statement of Shareholders' Equity for the Years Ended December 31, 1995,
  1994 and 1993 and for the three months ended March 31, 1996 (unaudited).............   F-5
Consolidated Statements of Cash Flows for the Years Ended December 31, 1995, 1994 and
  1993 and for the three months ended March 31, 1996 (unaudited)......................   F-6
Notes to the Consolidated Financial Statements........................................   F-7
Schedule I -- Summary of Investments Other Than Investments in Related Parties........   S-1
Schedule III -- Consolidated Supplementary Insurance Information......................   S-2
Schedule IV -- Reinsurance............................................................   S-3
Schedule V -- Valuation and Qualifying Accounts.......................................   S-4

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Florida Physicians Insurance Company, Inc.

     We have audited the consolidated financial statements of Florida Physicians Insurance Company, Inc. and subsidiary as listed in the accompanying index. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedules as listed in the accompanying index. These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Florida Physicians Insurance Company, Inc. and subsidiary as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

     As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" in 1993 and SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities", at January 1, 1994.

                                                  KPMG Peat Marwick LLP

Jacksonville, Florida
February 21, 1996

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

                          CONSOLIDATED BALANCE SHEETS



                                                                                       DECEMBER 31,
                                                                  MARCH 31,     ---------------------------
                                                                     1996           1995           1994
                                                                 ------------   ------------   ------------
                                                                 (UNAUDITED)
                                                  ASSETS
Bonds and U.S. Government securities:
  Available-for-sale, at fair value............................  $219,035,467   $218,303,504   $185,693,846
  Common stocks, at fair value.................................       140,000        125,000         65,000
  Mortgage receivable..........................................             0              0      2,200,000
  Real estate investments......................................     2,657,015      2,675,976        759,015
  Short-term investments, at cost..............................             0        500,000      4,149,143
                                                                 ------------   ------------   ------------
         Total Investments.....................................   221,832,482    221,604,480    192,867,004
  Cash and cash equivalents....................................     3,170,738        494,095         12,669
  Premiums receivable, net.....................................    13,927,079     10,846,007      9,916,835
  Accrued investment income....................................     3,615,804      3,064,866      3,292,519
  Reinsurance recoverable on paid
    losses.....................................................       968,475        808,900         54,051
  Due from reinsurers on unpaid losses and advance premiums....     8,951,670      9,480,277      9,497,716
  Deposits with reinsurers.....................................    15,557,786     14,842,952     10,223,880
  Property and equipment, net of accumulated depreciation......     1,374,259      1,388,543        824,814
  Deferred policy acquisition costs............................     1,255,342        818,312        595,472
  Federal income tax receivable................................     1,618,465      1,665,764      1,264,042
  Deferred income taxes........................................    10,136,689      9,472,406     15,039,192
  Finance charge receivable....................................       309,129        204,641        207,571
  Prepaid expenses.............................................       303,177        347,378        438,787
  Goodwill.....................................................     1,089,736      1,108,117              0
  Other assets.................................................       481,784        552,031         31,096
                                                                 ------------   ------------   ------------
         Total Assets..........................................  $284,592,615   $276,698,769   $244,265,648
                                                                 =============  =============  =============
                            LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities
  Loss and loss adjustment expense reserves....................  $168,822,000   $164,506,000   $152,268,000
  Unearned premiums............................................    28,688,888     20,947,885     19,306,803
  Paid in advance and unprocessed..............................       683,761      3,982,143      4,501,636
  FIGA accrual.................................................     2,840,968      3,032,234      3,762,529
  Accrued expenses and other liabilities.......................     2,943,083      2,674,085      2,820,468
                                                                 ------------   ------------   ------------
         Total Liabilities.....................................   203,978,700    195,142,347    182,659,436
                                                                 ------------   ------------   ------------
  Commitments and contingencies (Note 13)
Shareholders' Equity
  Common stock, $1 par value: 5,000,000 shares authorized;
    1,627,928, 1,627,928 and 1,551,972 shares issued and
    outstanding in 1996, 1995 and 1994, respectively...........     1,627,928      1,627,928      1,551,972
  Additional paid-in capital...................................    17,640,745     17,640,745     17,716,701
  Net unrealized gain (loss) on investments....................      (578,656)     1,625,175     (7,414,848)
  Retained earnings............................................    61,923,898     60,662,574     49,752,387
                                                                 ------------   ------------   ------------
         Total Shareholders' Equity............................    80,613,915     81,556,422     61,606,212
                                                                 ------------   ------------   ------------
         Total Liabilities and Shareholders' Equity............  $284,592,615   $276,698,769   $244,265,648
                                                                 =============  =============  =============

   The accompanying notes are an integral part of the consolidated financial statements.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

                       CONSOLIDATED STATEMENTS OF INCOME

                                     THREE MONTHS ENDED
                                          MARCH 31,                   YEAR ENDED DECEMBER 31,
                                  -------------------------   ---------------------------------------
                                     1996          1995          1995          1994          1993
                                  -----------   -----------   -----------   -----------   -----------
                                         (UNAUDITED)
Revenues
  Net premiums earned...........  $12,922,329   $11,100,694   $52,674,850   $46,836,152   $39,443,164
  Net investment income.........    3,148,582     2,894,366    11,987,414    10,369,742     8,370,679
  Net realized investment gains
     (losses)...................      (11,261)     (557,017)      238,275    (6,657,852)    3,437,006
  Claims administration and
     management fees............    1,001,781             0     1,904,324             0             0
  Commission income.............      147,651             0       652,848             0             0
  Finance charge and other
     income.....................      556,168       428,154     2,072,811     1,758,125     1,434,639
                                  -----------   -----------   -----------   -----------   -----------
          Total revenues........   17,765,250    13,866,197    69,530,522    52,306,167    52,685,488
                                  -----------   -----------   -----------   -----------   -----------
Expenses
  Losses and loss adjustment
     expenses...................   12,213,663    10,419,674    44,839,234    39,177,762    34,663,029
  Other operating expenses......    2,516,267     1,227,288     7,095,280     4,003,935     4,393,777
                                  -----------   -----------   -----------   -----------   -----------
          Total expenses........   14,729,930    11,646,962    51,934,514    43,181,697    39,056,806
                                  -----------   -----------   -----------   -----------   -----------
          Income before income
            taxes and cumulative
            effect of accounting
            change..............    3,035,320     2,219,235    17,596,008     9,124,470    13,628,682
  Income taxes..................      960,032       781,468     5,909,835     3,098,269     5,087,204
                                  -----------   -----------   -----------   -----------   -----------
          Income before
            cumulative effect of
            accounting change...    2,075,288     1,437,767    11,686,173     6,026,201     8,541,478
  Cumulative effect of
     accounting change, net of
     deferred income taxes of
     $77,106....................            0             0             0      (149,677)            0
                                  -----------   -----------   -----------   -----------   -----------
          Net income............  $ 2,075,288   $ 1,437,767   $11,686,173   $ 5,876,524   $ 8,541,478
                                   ==========    ==========    ==========    ==========    ==========
Net income per common share
  Income before cumulative
     effect of accounting
     change.....................  $      1.27   $      0.93   $      7.35   $      3.88   $      5.50
  Cumulative effect of
     accounting change..........         0.00          0.00          0.00         (0.10)         0.00
                                  -----------   -----------   -----------   -----------   -----------
          Net income per common
            share...............  $      1.27   $      0.93   $      7.35   $      3.78   $      5.50
                                   ==========    ==========    ==========    ==========    ==========
          Weighted average
            shares
            outstanding.........    1,627,928     1,551,972     1,589,950     1,551,972     1,551,928
                                   ==========    ==========    ==========    ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

                                               ADDITIONAL    NET UNREALIZED
                                    COMMON       PAID-IN      GAIN (LOSS)      RETAINED
                                    STOCK        CAPITAL     ON INVESTMENTS    EARNINGS        TOTAL
                                  ----------   -----------   --------------   -----------   -----------
Balances, January 1, 1993.......  $  775,685   $17,717,002    $          0    $36,886,356   $55,379,043
  Net Income....................                                                8,541,478     8,541,478
  Issuance of shares, net.......         301          (301)              0              0             0
                                  ----------   -----------   --------------   -----------   -----------
Balances, December 31, 1993.....     775,986    17,716,701               0     45,427,834    63,920,521
  Cumulative effect of adopting
     SFAS 115...................           0             0        (346,944)             0      (346,944)
  Net Income....................           0             0               0      5,876,524     5,876,524
  Issuance of stock dividend....     775,986             0               0       (775,986)            0
  Payment of cash dividend......           0             0               0       (775,985)     (775,985)
  Net unrealized loss on debt
     securities.................           0             0      (7,067,904)             0    (7,067,904)
                                  ----------   -----------   --------------   -----------   -----------
Balances, December 31, 1994.....   1,551,972    17,716,701      (7,414,848)    49,752,387    61,606,212
  Net income....................           0             0               0     11,686,173    11,686,173
  Issuance of shares, net.......      75,956       (75,956)              0              0             0
  Payment of cash dividend......           0             0               0       (775,986)     (775,986)
  Net unrealized gain on debt
     securities.................           0             0       9,040,023              0     9,040,023
                                  ----------   -----------   --------------   -----------   -----------
Balances, December 31, 1995.....   1,627,928    17,640,745       1,625,175     60,662,574    81,556,422
  Net income (unaudited)........           0             0               0      2,075,288     2,075,288
  Payment of cash dividend
     (unaudited)................           0             0               0       (813,964)     (813,964)
  Net unrealized loss on debt
     securities (unaudited).....           0             0      (2,203,831)             0    (2,203,831)
                                  ----------   -----------   --------------   -----------   -----------
Balances, March 31, 1996
  (unaudited)...................  $1,627,928   $17,640,745    ($   578,656)   $61,923,898   $80,613,915
                                   =========    ==========     ===========     ==========    ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                    THREE MONTHS ENDED
                                                        MARCH 31,                        YEAR ENDED DECEMBER 31,
                                                --------------------------   -----------------------------------------------
                                                   1996           1995           1995            1994             1993
                                                -----------   ------------   -------------   -------------   ---------------
                                                       (UNAUDITED)
Cash flows from operating activities
  Net income..................................  $ 2,075,288   $  1,437,767   $  11,686,173   $   5,876,524   $     8,541,478
  Adjustments to reconcile net income to net
    cash provided by operating activities:
    Depreciation and amortization expense.....      478,658        258,959       1,687,038       1,063,377         1,680,694
    Cumulative effect of accounting change....            0              0               0         149,677                 0
    Realized (gains) losses on investments....       11,261        557,017        (238,275)      6,657,852        (3,437,006)
    Bad debts expense (benefit)...............            0         37,738         153,498         (36,870)           63,226
    Loss on write down of real estate
      investment..............................            0              0         500,000               0                 0
    Deferred income taxes.....................      471,024        227,451       1,032,055       1,694,967         2,569,026
    Proceeds from sale or maturity of trading
      securities..............................            0              0               0     471,014,750                 0
    Purchase of trading securities............            0              0               0    (475,578,751)                0
    Changes in assets and liabilities:
      Premiums receivable.....................   (3,081,072)    (2,743,834)     (1,082,670)       (890,072)       (2,081,463)
      Accrued investment income...............     (550,938)       452,170         227,653        (827,249)            6,608
      Reinsurance recoverable on paid
        losses................................     (159,575)        22,757        (754,849)        610,386          (505,427)
      Due from reinsurers on unpaid losses and
        advance premiums......................      528,607      9,497,716          17,439       3,940,962        (3,246,839)
      Deposits with reinsurers................     (714,834)      (750,619)     (4,619,072)     (2,856,880)       (9,829,000)
      Deferred policy acquisition costs.......     (437,030)      (214,383)       (222,840)        (92,368)          (36,385)
      Federal income tax receivable...........       47,299        501,763        (401,722)     (1,741,151)          250,326
      Mortgage receivable.....................            0              0               0          50,000            25,000
      Note receivable.........................            0              0               0               0           780,000
      Other assets............................       70,247       (390,942)       (520,935)      3,945,977        (3,895,781)
      Prepaid expenses and finance charge
        receivable............................      (60,287)      (185,160)        (48,371)         24,782          (418,742)
      Loss and loss adjustment expense
        reserves..............................    4,316,000     (5,868,000)     12,238,000      13,523,000         5,704,000
      Unearned premiums.......................    7,741,003      7,152,880       1,641,082         235,324         3,805,628
      Paid in advance and unprocessed.........   (3,298,382)    (3,930,534)       (519,493)       (171,975)          775,890
      FIGA accrual............................     (191,266)      (182,574)       (730,295)       (653,092)         (574,379)
      Accrued expenses and other
        liabilities...........................      268,998        465,911        (146,383)        526,245           143,394
                                                -----------   ------------   -------------   -------------   ---------------
        Net cash provided by operating
          activities..........................    7,515,001      6,346,083      19,898,033      26,465,415           320,248
Cash flows from investing activities
  Proceeds from sale of short-term
    investments...............................      500,000      1,000,434       4,148,996      45,622,378         5,819,459
  Purchase of short-term investments..........            0     (1,889,495)       (803,760)     (4,101,081)      (43,162,327)
  Proceeds from sale or maturity of securities
    available-for-sale........................   19,688,097     54,271,907     162,456,887     287,890,129     1,969,494,732
  Purchase of securities available-for-sale...  (24,197,491)   (48,319,521)   (182,116,512)   (355,643,413)   (1,931,695,834)
  Purchase of goodwill........................            0              0      (1,144,879)              0                 0
  Purchase of real estate investments.........            0              0        (225,000)       (200,000)                0
  Purchase of common stock....................      (15,000)       (15,000)        (60,000)        (65,000)                0
  Purchase of subsidiary's net other assets...            0              0        (855,121)              0                 0
  Purchase of property and equipment, net.....            0              0         (41,232)       (187,194)           (2,533)
                                                -----------   ------------   -------------   -------------   ---------------
        Net cash (used in) provided by
          investing activities................   (4,024,394)     5,048,325     (18,640,621)    (26,684,181)          453,497
                                                -----------   ------------   -------------   -------------   ---------------
Cash flows from financing activities
  Dividends paid on common stock..............     (813,964)      (775,986)       (775,986)       (775,985)                0
                                                -----------   ------------   -------------   -------------   ---------------
        Net cash used in financing
          activities..........................     (813,964)      (775,986)       (775,986)       (775,985)                0
                                                -----------   ------------   -------------   -------------   ---------------
        Net increase (decrease) in cash.......    2,676,643     10,618,422         481,426        (994,751)          773,745
Cash and cash equivalents, beginning of
  period......................................      494,095         12,669          12,669       1,007,420           233,675
                                                -----------   ------------   -------------   -------------   ---------------
        Cash and cash equivalents, end of
          period..............................  $ 3,170,738   $ 10,631,091   $     494,095   $      12,669   $     1,007,420
                                                 ==========    ===========    ============    ============    ==============
Supplemental disclosure of cash flow
  information:
  Federal income taxes paid...................  $         0   $          0   $   6,071,000   $   2,425,000   $     2,287,718
  Exchange of mortgage note for deed on real
    estate investment.........................  $         0   $          0   $   2,200,000   $           0   $             0

   The accompanying notes are an integral part of the consolidated financial statements.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

     Florida Physicians Insurance Company, Inc. (the Company) is a licensed casualty insurance carrier and writes professional liability insurance for physicians, dentists, hospitals and other healthcare providers in the state of Florida. The Company's wholly-owned subsidiary, McCreary Corporation (McCreary), is a third-party administrator of various lines of business in the insurance segment, operating in Florida.

  Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of the Company and McCreary. The consolidated statements of income, shareholders' equity and cash flows include the activity of McCreary for the period July 1, 1995, date of acquisition, to December 31, 1995. All significant intercompany transactions and balances have been eliminated in consolidation.

  Basis of Presentation

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles (GAAP).

  Interim Unaudited Financial Information

     The accompanying interim unaudited consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, although management believes that the disclosures are adequate to make the information presented not misleading. In the opinion of management, all adjustments and eliminations, consisting only of normal recurring adjustments, necessary to present fairly the consolidated financial position of the Company as of March 31, 1996, and the consolidated results of its operations and cash flows for the three months ended March 31, 1996 and 1995, have been included. The results of operations for such interim periods are not necessarily indicative of the results for the full year.

  Deferred Policy Acquisitions

     Deferred policy acquisition costs, principally commissions, are amortized over the life of the insurance contracts.

  Goodwill

     Goodwill represents the excess of the purchase price of McCreary over the fair value of the assets and liabilities of McCreary at the date of purchase by the Company. Goodwill is amortized over 15 years on a straight-line basis. The carrying value of the goodwill is reviewed regularly by management by determining whether the amortization of goodwill can be recovered through discounted future operating cash flows of the acquired operation. Goodwill at December 31, 1995 was $1,108,117, net of amortization expense of $36,762.

  Investments

     Effective January 1, 1994, the Company adopted the Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). Under the provisions of SFAS No. 115, the Company is required to classify investments in debt securities (bonds, redeemable preferred stocks and mortgage-backed securities) into one of three categories: held-to-maturity, available-for-sale, or trading. As permitted by SFAS No. 115, no retroactive effect has been included in the

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

1993 financial statements which would have been caused by the cumulative effect adjustment described below.

     Investments in available-for-sale securities, including investments in nonaffiliated common stocks, are investments that would be available to be sold in the future in response to the Company's liquidity needs, changes in market interest rates, and asset-liability management strategies, among other reasons. Available-for-sale securities are recorded at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of shareholders' equity, net of deferred taxes. The effect of adopting SFAS No. 115 was to report a net unrealized loss on available-for-sale securities of $346,944, and deferred taxes of $178,728, as a decrease in shareholders' equity as of January 1, 1994. Investments were reduced by $525,672.

     Investments in debt securities which were held with the objective of trading to maximize investment returns or which were expected to be sold before maturity were recorded at fair value. The effect of adopting SFAS No. 115 was to report a net unrealized loss of $149,677 related to the trading portfolio as a cumulative effect adjustment in the 1994 consolidated statement of income, and deferred taxes of $77,106. Investments were reduced by $226,783. Effective July 1, 1994, the Company transferred its portfolio of $46,625,652 in trading securities, at market value, to the available-for-sale category.

     Market values for debt and equity securities were based on quoted market prices or dealer quotations. Where a quoted market price was not available, fair value was measured utilizing quoted market prices for similar securities or by using discounted cash flow methods. Purchases and sales of debt and equity securities were recorded on the trade date. Purchases and sales of mortgage loans were recorded on the closing date.

     Short-term investments, consisting primarily of money market instruments and other debt issues purchased with an original maturity of over 90 days to one year, were considered available-for-sale at December 31, 1995 and 1994 and were stated at cost, which approximates fair value.

     Income on investments is net of amortization of premium and accretion of discount on the yield-to-maturity method relating to debt securities acquired at other than par value. Realized investment gains and losses were determined on the specific identification basis. Declines in the fair value of securities considered to be other than temporary, if any, would be recorded as realized losses in the consolidated statements of income.

  Cash and Cash Equivalents

     For purposes of the consolidated statements of cash flows, the Company considers all demand deposits, overnight investments and instruments with a maturity of three months or less to be cash equivalents.

  Recognition of Revenues

     Premiums were generally recognized as revenues on a monthly pro rata basis over the terms of the policies. Policy terms generally do not exceed one year.

  Loss and Loss Adjustment Expense Reserves

     As more fully described in Note 7, loss and loss adjustment expense reserves were based on actuarial projections of the best estimate of ultimate losses and loss adjustment expenses as interpreted by the Company's independent consulting actuary. The estimated liability is continually reviewed and any adjustments which become necessary were included in current operations.

  Reinsurance

     The Company adopted the provisions of the Statement of Financial Accounting Standards No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" (SFAS No. 113), which requires that amounts due from reinsurers and amounts paid to reinsurers relating to the

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

unexpired portion of reinsured contracts (prepaid reinsurance premiums) be disclosed separately as assets. This statement also established the risk transfer criteria necessary for a contract to be accounted for as reinsurance. These provisions were adopted effective December 31, 1993.

     In the normal course of business, the Company seeks to reduce the loss that may arise from events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers were estimated in a manner consistent with the claim liability associated with the reinsured policy. The Company evaluates the financial condition of reinsurers since failure of reinsurers to honor their obligations could result in losses to the Company. The Company generally obtains collateral in the form of letters of credit for amounts recoverable from reinsurers that are not designated as authorized reinsurers by the Florida Department of Insurance. Reinsurance assumed is not material. The Company retains a maximum of $500,000 per occurrence.

  Real Estate Investments

     Real estate investments consist of a building, which includes the Company's home office, various rental units and vacant lots. Depreciation is computed over the estimated useful lives of the property, using the straight-line method. Estimated useful lives range from 27.5 to 39 years. Rental income and expenses were included in net investment income.

  Pension and Other Postretirement Plans

     The Company has a defined benefit plan covering substantially all of its employees. The benefits were based on years of service and the employee's compensation during the years of service (maximum 15 years). The cost of this program is being funded currently.

  Commitments and Contingencies

     Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

  Income Taxes

     Income taxes were accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  Per Share Data

     Net income per common share is based upon the weighted average number of common shares outstanding during each year. Earnings per share for 1993 has been stated giving retroactive effect for the 100 percent stock dividend declared in December 1994.

  Concentration of Credit Risk

     Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of premiums receivable and deposits with reinsurers. The Company has not experienced significant losses related to premiums receivable from individual policyholders or groups of policyholders in a particular

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

industry or geographic area. Management believes no additional credit risk beyond amounts provided for collection losses is inherent in the Company's premiums receivable. The Company typically requires that deposits with reinsurers be held in trust and, as a result, has not experienced significant losses related to such deposits.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INVESTMENTS

     The amortized cost and estimated fair value of investments in securities were as follows:

                                                            MARCH 31, 1996
                                         -----------------------------------------------------
                                                          GROSS        GROSS       ESTIMATED
                                          AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                             COST         GAINS        LOSSES        VALUE
                                         ------------   ----------   ----------   ------------
                                                              (UNAUDITED)
     Securities Available-for-Sale:
       U.S. Treasury securities and
          obligations of U.S.
          Government corporations and
          agencies.....................  $ 52,331,531   $  205,525   $  195,775   $ 52,341,281
       Debt securities issued by states
          and political subdivisions...    60,094,723      147,909      512,879     59,729,753
       Corporate securities............    36,472,849      321,041      456,875     36,337,015
       Mortgage-backed securities......    71,013,116      636,319    1,022,017     70,627,418
                                         ------------   ----------   ----------   ------------
               Totals..................  $219,912,219   $1,310,794   $2,187,546   $219,035,467
                                          ===========    =========    =========    ===========

                                                           DECEMBER 31, 1995
                                         -----------------------------------------------------
                                                          GROSS        GROSS       ESTIMATED
                                          AMORTIZED     UNREALIZED   UNREALIZED       FAIR
                                             COST         GAINS        LOSSES        VALUE
                                         ------------   ----------   ----------   ------------
     Securities Available-for-Sale:
       U.S. Treasury securities and
          obligations of U.S.
          Government corporations and
          agencies.....................  $ 60,752,413   $  586,666   $   76,517   $ 61,262,562
       Debt securities issued by states
          and political subdivisions...    49,020,097      534,104       44,226     49,509,975
       Corporate securities............    33,447,560      794,719       82,760     34,159,519
       Mortgage-backed securities......    72,621,048    1,396,325      645,925     73,371,448
                                         ------------   ----------   ----------   ------------
               Totals..................  $215,841,118   $3,311,814   $  849,428   $218,303,504
                                          ===========    =========    =========    ===========

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

                                                            DECEMBER 31, 1994
                                          ------------------------------------------------------
                                                           GROSS         GROSS       ESTIMATED
                                           AMORTIZED     UNREALIZED   UNREALIZED        FAIR
                                              COST         GAINS        LOSSES         VALUE
                                          ------------   ----------   -----------   ------------
    Securities Available-for-Sale:
      U.S. Treasury securities and
         obligations of U.S. Government
         corporations and agencies......  $ 86,857,091    $      0    $ 4,515,566   $ 82,341,525
      Debt securities issued by states
         and political subdivisions.....    34,886,444           0      2,084,588     32,801,856
      Corporate securities..............    21,527,786      74,681      1,328,732     20,273,735
      Mortgage-backed securities........    53,657,143      11,747      3,392,160     50,276,730
                                          ------------   ----------   -----------   ------------
              Totals....................  $196,928,464    $ 86,428    $11,321,046   $185,693,846
                                           ===========    ========     ==========    ===========

     The Company's available-for-sale investments also include an investment in the common stock of a nonaffiliate, which had an amortized cost and market value of $140,000 (unaudited) at March 31, 1996, $125,000 at December 31, 1995 and
$65,000 at December 31, 1994.

     The amortized cost and estimated fair value of debt securities, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities, because borrowers have the right to call or prepay these obligations with or without call or prepayment penalties.

                                            MARCH 31, 1996               DECEMBER 31, 1995
                                      ---------------------------   ---------------------------
                                       AMORTIZED      ESTIMATED      AMORTIZED      ESTIMATED
                                          COST        FAIR VALUE        COST        FAIR VALUE
                                      ------------   ------------   ------------   ------------
                                              (UNAUDITED)
    Securities Available-for-Sale:
      Due in one year or less.......  $ 11,224,030   $ 11,224,913   $ 10,581,598   $ 10,616,662
      Due after one year through
         five years.................    58,697,630     58,994,019     70,094,006     70,815,186
      Due after five years through
         ten years..................    46,460,339     45,983,671     37,677,678     38,262,628
      Due after ten years, primarily
         U.S. Government and
         mortgage-backed
         securities.................   103,530,220    102,832,864     97,487,836     98,609,028
                                      ------------   ------------   ------------   ------------
              Totals................  $219,912,219   $219,035,467   $215,841,118   $218,303,504
                                       ===========    ===========    ===========    ===========

     Treasury notes with a carrying value of $2,510,437 and a market value of $2,550,775 were on deposit with the Insurance Department of the State of Florida as of December 31, 1995, as required by law.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

     Net investment income earned was as follows:

                                   THREE MONTHS ENDED
                                        MARCH 31,                 YEARS ENDED DECEMBER 31,
                                 -----------------------   --------------------------------------
                                    1996         1995         1995          1994          1993
                                 ----------   ----------   -----------   -----------   ----------
                                       (UNAUDITED)
    Investment income earned:
    Bonds and U.S. Government
      securities...............  $3,392,867   $3,054,491   $13,072,522   $10,132,676   $8,226,057
    Real estate investments....      87,753       16,650       159,224        32,995       59,728
    Mortgage receivable........           0            0       (48,889)      176,889      180,944
    Other invested assets......      19,939            0        34,777           392       43,962
    Short-term investments.....      45,194      141,745       497,313       850,333      702,871
    Cash on hand and on
      deposit..................       6,266        4,956        23,872        19,866       19,385
                                 ----------   ----------   -----------   -----------   ----------
    Total investment income
      earned...................   3,552,019    3,217,842    13,738,819    11,213,151    9,232,947
    Investment expenses........    (403,437)    (323,476)   (1,251,405)     (843,409)    (862,268)
    Loss on write down of real
      estate...................           0            0      (500,000)            0            0
                                 ----------   ----------   -----------   -----------   ----------
    Net investment income......  $3,148,582   $2,894,366   $11,987,414   $10,369,742   $8,370,679
                                  =========    =========    ==========    ==========    =========

     Proceeds and the related gross realized gains and gross realized losses on sales of debt securities based on specific identification, were as follows:

                                   THREE MONTHS ENDED MARCH
                                              31,                        YEARS ENDED DECEMBER 31,
                                   -------------------------   --------------------------------------------
                                      1996          1995           1995           1994            1993
                                   -----------   -----------   ------------   ------------   --------------
                                          (UNAUDITED)
    Proceeds.....................  $19,688,097   $54,271,907   $162,456,887   $758,904,879   $1,969,494,732
                                   ============  ============  =============  =============  ==============
    Gross realized
      gains -- available-
      for-sale...................  $    17,961   $    64,553   $  1,100,705   $     42,227   $    8,748,596
    Gross realized
      gains -- trading...........            0             0              0        971,079                0
    Gross realized
      losses -- available-
      for-sale...................      (29,222)     (621,570)      (862,430)      (742,044)      (5,311,590)
    Gross realized
      losses -- trading..........            0             0              0     (6,929,114)               0
                                   -----------   -----------   ------------   ------------   --------------
    Net gross realized (losses)
      gains......................  $   (11,261)  $  (557,017)  $    238,275   $ (6,657,852)  $    3,437,006
                                   ============  ============  =============  =============  ==============

     The changes in net unrealized gains (losses) on available-for-sale fixed maturities and other investments were as follows:




                                          THREE MONTHS
                                             ENDED              YEARS ENDED DECEMBER 31,
                                           MARCH 31,     --------------------------------------
                                              1996          1995           1994         1993
                                          ------------   -----------   ------------   ---------
                                          (UNAUDITED)
    Fixed maturities....................  $ (3,339,138)  $13,697,004   $(10,482,163)  $(783,297)
    Other...............................             0             0              0           0
                                          ------------   -----------   ------------   ---------
              Totals....................  $ (3,339,138)  $13,697,004   $(10,482,163)  $(783,297)
                                            ==========    ==========    ===========   =========

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

3. DEFERRED POLICY ACQUISITION COSTS

     Changes in deferred policy acquisition costs were as follows:

                                  THREE MONTHS ENDED
                                      MARCH 31,                 YEARS ENDED DECEMBER 31,
                                ----------------------   ---------------------------------------
                                   1996        1995         1995          1994          1993
                                ----------   ---------   -----------   -----------   -----------
                                     (UNAUDITED)
    Balance, beginning........  $  818,312   $ 595,472   $   595,472   $   503,104   $   466,719
    Additions.................     880,840     595,041     2,243,056     1,517,403     1,518,064
    Amortization to expense...    (443,810)   (380,658)   (2,020,216)   (1,425,035)   (1,481,679)
                                ----------   ---------   -----------   -----------   -----------
    Balance, ending...........  $1,255,342   $ 809,855   $   818,312   $   595,472   $   503,104
                                 =========   =========    ==========    ==========    ==========

4. PROPERTY AND EQUIPMENT

     At December 31, 1995, and 1994, property and equipment consisted of the following:

                                                                       1995         1994
                                                                    ----------   ----------
    Leasehold improvements........................................  $  634,598   $  503,891
    Data processing equipment, including software.................     747,648      335,415
    Automobiles...................................................     199,442      235,902
    Furniture, fixtures and equipment.............................     778,126      452,443
                                                                    ----------   ----------
                                                                     2,359,814    1,527,651
    Accumulated depreciation......................................    (971,271)    (702,837)
                                                                    ----------   ----------
              Net property and equipment..........................  $1,388,543   $  824,814
                                                                     =========    =========

     Total depreciation expense of property and equipment was $328,420, $256,484, and $208,670 in 1995, 1994, and 1993, respectively.

5. REAL ESTATE INVESTMENTS

     At December 31, 1995 and 1994, real estate investments consisted of the following:

                                                                      1995          1994
                                                                   ----------     --------
    Building, net................................................  $1,925,000     $      0
    Rental Units.................................................     853,002      853,002
    Other........................................................      37,670            0
                                                                   ----------     --------
                                                                    2,815,672      853,002
    Accumulated depreciation.....................................    (139,696)     (93,987)
                                                                   ----------     --------
              Net real estate investments........................  $2,675,976     $759,015
                                                                    =========     ========

     The Company held a $2,200,000 mortgage loan on real estate, which was due in full on December 20, 1994. The loan went into default in early 1995. In lieu of foreclosing on the property, the Company accepted the deed to the property, at an additional cost of $225,000, and held the property in its current use, which includes the Company's home office. The building's fair value was believed to be in excess of the outstanding loan amount, and the additional cost, and therefore, the outstanding loan amount and additional cost, totaling $2,425,000, was established as the building's book value. Subsequent to investing additional amounts in building improvements and attempting to rent out the available space in the building, the Company determined that the fair value of the building was approximately $500,000 less than its carrying value. Accordingly, a loss for this amount was recognized on the building during the last quarter of 1995, which was reflected in net investment income.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

     Total depreciation expense of real estate investments was $45,709, $23,743, and $23,743 in 1995, 1994, and 1993, respectively.

6. BUSINESS ACQUISITIONS

     The Company acquired McCreary on July 1, 1995, for a cost of $2,000,000. The purchase had the following impact, which is included in the consolidated financial statements:




                                                                                   SIX MONTHS
                                                                 THREE MONTHS        ENDED
                                                                 ENDED MARCH      DECEMBER 31,
                                                                   31, 1996           1995
                                                                 ------------     ------------
                                                                 (UNAUDITED)
    Revenues...................................................   $1,199,347       $2,721,311
    Operating expenses.........................................      999,584        1,960,755
    Net income.................................................      121,975          464,396
    Earnings per share.........................................          .07              .29

     Had McCreary been included in the consolidated results of operations for the Company for the full year ended December 31, 1995, and for the year ended December 31, 1994, the following increases would have resulted:




                                                   THREE MONTHS     SIX MONTHS       TWELVE MONTHS
                                                      ENDED         ENDED JUNE      ENDED DECEMBER
                                                  MARCH 31, 1995     30, 1995          31, 1994
                                                  --------------   -------------   -----------------
                                                   (UNAUDITED)
    Revenues....................................    $1,062,562      $ 2,140,550       $ 4,339,989
    Operating expenses..........................       853,116        1,836,485         3,506,790
    Net income..................................       131,909          304,065           733,215
    Earnings per share..........................           .09              .19               .47

     The acquisition agreement specified annual payments to be made to McCreary from 1996 through 2000 as follows:

          1996.........................................................  $1,000,000
          1997.........................................................     900,000
          1998.........................................................     800,000
          1999.........................................................     700,000
          2000.........................................................     600,000

     These specific payments shall be subject to adjustment in accordance with the agreement based on attainment of projections of annual earnings from 1996 through 2000. No individual annual payment shall exceed the specified amount, yet may be reduced if the projected earnings are not attained for that year. The annual payment will be reduced by a percentage based on the shortfall in the actual earnings for that year. Prior shortfalls in actual earnings may be offset by subsequent earnings, but no later than 2000, that are greater than projected earnings. Such offset shall be paid as a part of the annual payment of such subsequent period. At the end of the five year period, the agreement allows for an additional payment based on the aggregate earnings of the five year period compared to the aggregate projected earnings of the same five year period. The total effect of the payments is to increase the original purchase price and the recorded goodwill.

     In April 1996, the Company paid $500,000 to McCreary, representing one half of the amount of the 1996 annual payment. The remainder of the 1996 annual payment, up to the aggregate $1,000,000, will be paid, if projected earnings are attained, when the results of the twelve-month period ended June 30, 1996 are available.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

7. LOSS AND LOSS ADJUSTMENT EXPENSE RESERVES

     Loss and loss adjustment expense (LAE) reserves are generally determined on the basis of individual claims and actuarially determined estimates of future claims based upon the Company's actual experience, assumptions and projections as to claims frequency, severity and inflationary trends and settlement payments. Such estimates may vary significantly from the eventual outcome. The ranges of reasonably expected ultimate unpaid losses and LAE are estimated by the Company's consulting actuary on an undiscounted basis. The assumptions used in making such estimates and for establishing the resulting reserves are continually reviewed and updated based upon current circumstances, and any adjustments resulting therefrom are reflected in current income.

     Activity in the reserves for losses and loss adjustment expenses was as follows:



                                                                    YEAR ENDED DECEMBER 31,
                                      THREE MONTHS ENDED   ------------------------------------------
                                        MARCH 31, 1996         1995           1994           1993
                                      ------------------   ------------   ------------   ------------
                                         (UNAUDITED)
Balance at January 1................     $164,506,000      $152,268,000   $138,745,000   $133,041,000
  Less reinsurance recoverables.....        9,188,000         8,853,000      6,555,000      6,391,000
                                      ------------------   ------------   ------------   ------------
Net balance at January 1............      155,318,000       143,415,000    132,190,000    126,650,000
                                      ------------------   ------------   ------------   ------------
Incurred related to:
  Current year......................       13,855,000        54,868,000     49,702,000     52,369,000
  Prior year........................       (1,641,000)      (10,029,000)   (10,524,000)   (17,706,000)
                                      ------------------   ------------   ------------   ------------
          Total incurred............       12,214,000        44,839,000     39,178,000     34,663,000
                                      ------------------   ------------   ------------   ------------
Paid related to:
  Current year......................            8,000         4,320,000      3,035,000      2,960,000
  Prior year........................        7,890,000        28,616,000     24,918,000     26,163,000
                                      ------------------   ------------   ------------   ------------
          Total paid................        7,898,000        32,936,000     27,953,000     29,123,000
                                      ------------------   ------------   ------------   ------------
Net balance at end of period........      159,634,000       155,318,000    143,415,000    132,190,000
  Plus reinsurance recoverables.....        9,188,000         9,188,000      8,853,000      6,555,000
                                      ------------------   ------------   ------------   ------------
Balance at end of period............     $168,822,000      $164,506,000   $152,268,000   $138,745,000
                                      ===============       ===========    ===========    ===========

     The provision for losses and loss adjustment expenses for prior years (net of reinsurance recoveries of $5,328,000, $3,018,000, and $1,621,000 in 1995,
1994, and 1993, respectively) decreased because of lower-than-anticipated losses.

8. REINSURANCE

     The Company presently has excess of loss reinsurance contracts that serve to limit the Company's maximum loss to $500,000 per occurrence. To the extent that any reinsuring company might be unable to meet its obligations, the Company would be liable for such defaulted amounts not already covered by letters of credit.

     The amount of earned premiums ceded to reinsurers for the three months ended March 31, 1996 and 1995 was $1,892,544 (unaudited) and $1,873,748
(unaudited), respectively, and for the years ended December 31, 1995, 1994, and 1993 was $2,325,634, $5,198,324, and $6,137,179, respectively.

     On July 1, 1993, the Company entered into a contingent aggregate excess of loss reinsurance contract to cover the Company against the following risks: extended reporting endorsement claims; extra contractual obligations and/or excess of policy limits claims; and stop loss coverage insuring the Company in the event its loss ratio on a net basis exceeds 120 percent for any report year during the term of the contract. This contract expires on December 31, 1997. It was determined that the contract did not meet the risk transfer requirements

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

of SFAS No. 113 and, therefore, has been accounted for as a deposit. The amounts deposited under this contract were $10,000,000 in 1993 and $4,000,000 in 1995. Under the provisions of this contract, 3.35 percent of the amount deposited is not available for return to the Company for profit commission purposes. Accordingly, this amount is being amortized over the life of the contract.

     The effect of reinsurance on premiums written and earned was as follows:

                                                      THREE MONTHS ENDED MARCH 31,
                                          -----------------------------------------------------
                                                    1996                        1995
                                          -------------------------   -------------------------
                                            WRITTEN       EARNED        WRITTEN       EARNED
                                          -----------   -----------   -----------   -----------
                                                               (UNAUDITED)
    Direct & assumed....................  $22,555,877   $14,814,873   $20,127,320   $12,974,442
    Ceded...............................   (1,892,544)   (1,892,544)   (1,873,748)   (1,873,748)
                                          -----------   -----------   -----------   -----------
    Net premiums........................  $20,663,333   $12,922,329   $18,253,572   $11,100,694
                                           ==========    ==========    ==========    ==========

                                                        YEARS ENDED DECEMBER 31,
                            ---------------------------------------------------------------------------------
                                      1995                        1994                        1993
                            -------------------------   -------------------------   -------------------------
                              WRITTEN       EARNED        WRITTEN       EARNED        WRITTEN       EARNED
                            -----------   -----------   -----------   -----------   -----------   -----------
    Direct & assumed......  $56,641,565   $55,000,484   $52,454,789   $52,034,476   $51,568,767   $45,580,343
      Ceded...............   (2,335,577)   (2,325,634)   (4,945,182)   (5,198,324)   (6,141,939)   (6,137,179)
                            -----------   -----------   -----------   -----------   -----------   -----------
      Net premiums........  $54,305,988   $52,674,850   $47,509,607   $46,836,152   $45,426,828   $39,443,164
                            ============  ============  ============  ============  ============  ============

9. INCOME TAXES

     The provision for income taxes consisted of the following:

                                                           1995         1994         1993
                                                        ----------   ----------   ----------
     Current income tax expense:
       Federal........................................  $4,199,925   $1,070,918   $2,104,768
       State..........................................     800,105      332,384      413,410
                                                        ----------   ----------   ----------
               Total..................................   5,000,030    1,403,302    2,518,178
                                                        ----------   ----------   ----------
     Deferred income tax expense:
       Federal........................................     777,578    1,492,880    2,226,818
       State..........................................     132,227      202,087      342,208
                                                        ----------   ----------   ----------
               Total..................................     909,805    1,694,967    2,569,026
                                                        ----------   ----------   ----------
     Net income tax expense...........................  $5,909,835   $3,098,269   $5,087,204
                                                         =========    =========    =========

     The provision for income taxes differed from the statutory corporate tax rate of 34 percent for 1995, 1994, and 1993, as follows:

                                                           1995         1994         1993
                                                        ----------   ----------   ----------
     Computed "expected" tax expense..................  $5,982,643   $3,102,320   $4,633,752
     Municipal bond interest..........................    (770,301)    (478,118)    (469,440)
     State income taxes, net of federal benefit.......     615,339      352,751      498,708
     Other, net.......................................      82,154      121,316      424,184
                                                        ----------   ----------   ----------
     Actual expense...................................  $5,909,835   $3,098,269   $5,087,204
                                                         =========    =========    =========

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

     At December 31, 1995 and 1994, the significant components of the net deferred tax asset were as follows:

                                                                          1995         1994
                                                                       ----------   -----------
Deferred tax assets arising from:
  Loss reserve discounting...........................................  $8,762,282   $ 9,499,442
  Unearned premium reserves..........................................   1,421,228     1,312,862
  FIGA assessment....................................................   1,030,960     1,279,259
  Unrealized losses on securities....................................           0     3,819,770
  Other..............................................................     375,045        64,046
                                                                       ----------   -----------
          Total deferred tax assets..................................  11,589,515    15,975,379
                                                                       ----------   -----------
Deferred tax liabilities arising from:
  Unrealized gains on securities.....................................     837,211             0
  Deferred acquisition costs.........................................     278,226       202,460
  Accrued interest on reinsurance deposits...........................     446,064       190,019
  Other..............................................................     555,608       543,708
                                                                       ----------   -----------
     Total deferred tax liabilities..................................   2,117,109       936,187
                                                                       ----------   -----------
Net deferred tax asset...............................................  $9,472,406   $15,039,192
                                                                        =========    ==========

     The Company has not recorded a valuation allowance, as the deferred tax assets were presently considered by management to be realizable based on the level of anticipated future taxable income. Net deferred tax assets and federal income tax expense in future years can be significantly affected by changes in enacted tax rates or by unexpected adverse events that would impact management's conclusions as to the ultimate realizability of deferred tax assets.

10. GUARANTY FUND ASSESSMENTS

     As a Florida insurer, the Company is subject to assessment by the Florida Insurance Guaranty Association, Inc. (FIGA) for the provision of funds necessary for the settlement of covered claims under certain policies of insolvent insurers. Under the Florida Insurance Guaranty Association Act, FIGA can assess member insurers on the basis of net direct written premiums in the State of Florida at a level established by the Florida Legislature. For statutory purposes, such assessments are recognized in the year in which they become due and payable. On a statutory basis, FIGA assessments totaling $1,046,146, $1,358,114, and $1,726,154 were levied against the Company in 1995, 1994, and 1993, respectively.

     The accompanying financial statements include amounts related to a special assessment levied by FIGA related to the retirement of a bond issue utilized by FIGA to fund losses incurred as a result of Hurricane Andrew. The Company estimates the accrual at each year end based on FIGA's estimate of the remaining liability necessary to retire the bonds at that point in time. The liability is discounted at 7.5 percent to record the net present value due, with actual payments allocated to principal and interest expense. The principal reduction was $730,295, $677,687, and $574,379, and interest expense was $315,851,
$310,032, and $329,008 in 1995, 1994, and 1993, respectively. Damages caused by future hurricanes could subject the Company to additional FIGA assessments.

     Amounts paid for FIGA assessments, which may be levied annually by FIGA on an "as needed" basis, were expensed as paid. Amounts included in the financial statements for these special assessments were $0, $370,395, and $822,767 in 1995, 1994, and 1993, respectively.

11. STOCK TRANSACTIONS

     In January 1996, a cash dividend of 50 cents per common share was declared amounting to $813,964. In January 1995, a cash dividend of 50 cents per common share was declared amounting to $775,986. In January

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

1994, a cash dividend of 50 cents per common share was declared amounting to $775,985, after giving effect for the 100 percent stock dividend in December 1994. The 100 percent stock dividend was declared on the 775,986 common shares outstanding at that date. This transaction was valued at par value and retained earnings was charged $775,986.

     Earnings per share data for 1994 and 1993 have been stated as if the 1994 stock dividend had been declared on January 1, 1993.

12. EMPLOYEE BENEFIT PLAN

     Starting January 1, 1988, the Company's employees became covered by a qualified defined benefit plan and a defined contribution pension plan sponsored by the Company.

     The benefits of the defined benefit plan are based on years of service and the employee's compensation. The actuarially computed net periodic pension cost for December 31, 1995, 1994, and 1993 included the following:

                                                     1995            1994            1993
                                                  -----------     -----------     -----------
      Service cost -- benefits earned during the
         period.................................  $    72,802     $    92,913     $    74,936
      Interest cost on projected benefit
         obligation.............................       81,879          74,788          64,446
      Actual return on plan assets..............      (83,334)        (22,988)        (38,671)
      Net amortization and deferral.............       63,737          19,131          37,902
                                                  -----------     -----------     -----------
    Net periodic pension cost...................  $   135,084     $   163,844     $   138,613
                                                   ==========      ==========      ==========

     Actuarial present value of benefit obligation:

      Vested benefit obligation.................  $  (795,082)    $  (634,524)    $  (682,787)
      Accumulated benefit obligation............  $  (811,070)    $  (642,308)    $  (698,576)
      Projected benefit obligation for service
         rendered to date.......................  $(1,383,634)    $(1,104,347)    $(1,257,734)
      Plan assets at fair value.................      748,937         602,598         500,201
                                                  -----------     -----------     -----------
      Projected benefit obligation in excess of
         plan assets............................     (634,697)       (501,749)       (757,533)
      Unrecognized net loss/(gain) from past
         experience different from that assumed
         and effects of changes in
         assumptions............................       32,513         (65,029)        247,855
      Prior service cost not yet recognized in
         net periodic pension cost..............      (57,303)        (61,615)        (65,927)
      Unrecognized net obligation at inception
         recognized over 15.29 years............      375,832         406,412         436,992
                                                  -----------     -----------     -----------
              Accrued pension cost..............  $  (283,655)    $  (221,981)    $  (138,613)
                                                   ==========      ==========      ==========

     Assumptions used in the accounting for net periodic pension cost at December 31, 1995, 1994, and 1993, were as follows:

                                                                     1995    1994    1993
                                                                     -----   -----   -----
    Discount rates.................................................  7.00%   7.50%   6.00%
    Rate of increase in compensation levels........................  5.19%   5.19%   5.19%
    Expected long-term rate of return on assets....................  7.25%   7.25%   7.25%

     The defined contribution plan has two parts. The first part is a profit-sharing plan. The second part allows employees to contribute up to 2.5 percent of their annual compensation, which is matched 100 percent by the Company. The Company's funding policy is to fully fund the liability at the end of each year. At December 31,

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

1995, the fair market value of plan assets was $2,571,939. The expense for this plan amounted to $310,112, $281,599, and $268,082 in 1995, 1994, and 1993,
respectively.

     The Company also has a supplemental executive retirement plan (SERP) that provides two executive employees with income at retirement equal to 60 percent of preretirement base compensation, less qualified pension plan benefits paid by the Company and all predecessor plans and Social Security benefits. This is a nonqualified plan that has no vesting prior to age 64. The Company accrued $20,000 to cover any liability under this plan for each of the years 1995, 1994, and 1993.

     In 1994, the Company established a non-qualified deferred compensation plan to cover directors and certain executives. Contributions are at the discretion of the Board of Directors. The expense for this plan amounted to $11,111 and $10,628 in 1995 and 1994, respectively.

     McCreary has established a salary reduction plan (401K) covering all eligible employees which has been qualified with the Internal Revenue Service. The plan matches 20 percent of employee contributions and McCreary's contribution for the period ended December 31, 1995 was $9,888.

     McCreary also provides medical and dental coverage to its employees on a self-funded basis. They have purchased aggregate and specific loss insurance policies for medical claims through commercial reinsurance carriers. For the period ended December 31, 1995, the aggregate and specific Self-Insured Retention (SIR) was $156,358 and $12,500, respectively.

13. COMMITMENTS AND CONTINGENCIES

     The Company is a shareholder in HCIF Management Company, a reinsurance pool. Under the terms of the formation of HCIF, the Company is required to further invest $60,000 in HCIF in 1996 and $15,000 in 1997.

     The future maximum annual rentals under noncancellable leases were as follows:

    1996...................................................................    $  288,845
    1997...................................................................       284,789
    1998...................................................................       282,689
    1999...................................................................       283,383
    2000...................................................................       297,120
    Thereafter.............................................................       620,952
                                                                               ----------
                                                                               $2,057,778
                                                                                =========

     Total rental expense was $219,380, $277,714, and $260,360 for 1995, 1994, and 1993, respectively.

     The Company is involved in numerous legal actions arising primarily from claims made under insurance policies. The legal actions arising from claims made under insurance policies have been considered by the Company in establishing its reserves. While the outcome of all legal actions is not presently determinable, the Company's management is of the opinion that the settlement of these actions will not have a material adverse effect on the Company's financial position or results of operations.

14. STATUTORY ACCOUNTING

     The Company is required to file statutory financial statements with state insurance regulatory authorities. Shareholders' equity on a statutory basis was $70,645,185 (unaudited) and $60,414,463 (unaudited) at March 31, 1996 and 1995, respectively, and $70,038,945, $60,184,541, and $54,278,250 at December 31,
1995, 1994, and 1993, respectively. Statutory net income amounted to $1,405,727 (unaudited) and $1,114,776 (unaudited) for the three months ended March 31, 1996 and 1995, respectively, and $11,283,820, $6,583,635, and $10,340,290 for the
years ended December 31, 1995, 1994, and 1993, respectively.

                   FLORIDA PHYSICIANS INSURANCE COMPANY, INC.

     The Company is restricted under the Florida Insurance Code as to the amount of dividends it may pay without regulatory consent. In 1996, the Company can pay dividends up to approximately $11,600,000 without regulatory consent.

15.  QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

     The following is a summary of unaudited quarterly results of operations for 1995 and 1994:


                                                           YEAR ENDED DECEMBER 31, 1995
                                               ----------------------------------------------------
                                                  FIRST        SECOND         THIRD        FOURTH
                                               -----------   -----------   -----------   ----------
Direct premium written.......................  $20,127,320   $12,731,079   $14,849,023   $8,934,143
Net investment income........................    2,894,366     3,339,559     3,289,917    2,463,572
Net income...................................    1,437,767     3,683,421     4,111,260    2,453,725
Per share net income.........................         $.93         $2.37         $2.61        $1.55


                                                           YEAR ENDED DECEMBER 31, 1994
                                               ----------------------------------------------------
                                                  FIRST        SECOND         THIRD        FOURTH
                                               -----------   -----------   -----------   ----------
Direct premium written.......................  $18,936,179   $11,629,227   $13,601,526   $8,287,857
Net investment income........................    2,224,890     2,519,453     2,928,510    2,696,889
Net income (loss)............................     (866,963)      633,072     3,192,770    2,917,645
Per share net income (loss)..................        $(.55)         $.41         $2.05        $1.88

     Quarterly earnings per share for 1994 were stated after giving retroactive effect as if the 1994 dividend had been declared on January 1, 1994.

                                                                      SCHEDULE I

                      FLORIDA PHYSICIANS INSURANCE COMPANY

                             SUMMARY OF INVESTMENTS
                   OTHER THAN INVESTMENTS IN RELATED PARTIES
                               DECEMBER 31, 1995

                                                                                       AMOUNT AT
                                                                                     WHICH SHOWN IN
                                                         COST(1)         VALUE       BALANCE SHEET
                                                       ------------   ------------   --------------
Securities Available-for-Sale
Fixed Maturities:
  U.S. Treasury securities and obligations of U.S.
     Government corporations and agencies............  $ 60,752,413   $ 61,262,562    $  61,262,562
  Debt securities issued by states & political
     subdivisions....................................    49,020,097     49,509,975       49,509,975
  Corporate securities...............................    33,447,560     34,159,519       34,159,519
  Mortgage-backed securities.........................    72,621,048     73,371,448       73,371,448
                                                       ------------   ------------   --------------
          Total fixed maturities.....................   215,841,118    218,303,504      218,303,504
Equity Securities:
  Industrial, miscellaneous, and other...............       125,000        125,000          125,000
Short-term investments...............................       500,000        500,000          500,000
Real Estate..........................................     2,675,976      2,675,976        2,675,976
                                                       ------------   ------------   --------------
          Totals.....................................  $219,142,094   $221,604,480    $ 221,604,480
                                                        ===========    ===========      ===========

- ---------------

(1) Original cost of equity securities, short-term investments and real estate adjusted for any permanent write downs, and, as to fixed maturities, original cost reduced by repayments, write downs and adjusted for amortization of premiums or accrual of discounts.

                                                                    SCHEDULE III

                      FLORIDA PHYSICIANS INSURANCE COMPANY

                CONSOLIDATED SUPPLEMENTARY INSURANCE INFORMATION
                                 (IN THOUSANDS)
                        DECEMBER 31, 1995, 1994 AND 1993

                                                       OTHER                                     AMORTIZATION
                DEFERRED    FUTURE POLICY              POLICY                         BENEFITS   OF DEFERRED
                 POLICY        BENEFITS               CLAIMS &              NET      LOSSES AND     POLICY      OTHER
               ACQUISITION  LOSSES, CLAIMS  UNEARNED  BENEFITS  PREMIUM  INVESTMENT     LOSS     ACQUISITION   OPERATING PREMIUMS
   SEGMENT        COSTS     LOSS EXPENSES   PREMIUMS  PAYABLE   REVENUE    INCOME     EXPENSES      COSTS      EXPENSES  WRITTEN
- -------------- -----------  --------------  --------  --------  -------  ----------  ----------  ------------  --------  --------
1995:
  Medical
  professional
    and other
  liability...    $ 818       $  164,506    $20,948      $0     $52,675   $ 11,987    $ 44,839      $2,020      $3,114   $54,306
1994:
  Medical
  professional
    and other
  liability...    $ 595       $  152,268    $19,307      $0     $46,836   $ 10,370    $ 39,178      $1,425      $2,579   $47,509
1993:
  Medical
  professional
    and other
  liability...                                                  $39,443   $  8,371    $ 34,663      $1,482      $2,912   $45,426

                                                                     SCHEDULE IV

                      FLORIDA PHYSICIANS INSURANCE COMPANY

                                  REINSURANCE
             FOR THE YEARS ENDING DECEMBER 31, 1995, 1994 AND 1993

                                                    CEDED TO     ASSUMED                     PERCENTAGE
                                        GROSS        OTHER      FROM OTHER       NET         OF AMOUNT
 PROPERTY AND LIABILITY INSURANCE      AMOUNT      COMPANIES    COMPANIES      AMOUNT      ASSUMED TO NET
- -----------------------------------  -----------   ----------   ----------   -----------   --------------
1995...............................  $54,948,908   $2,325,634    $ 51,576    $52,674,850        0.10%
1994...............................  $52,034,476   $5,198,324    $      0    $48,836,152        0.00%
1993...............................  $45,580,343   $6,137,179    $      0    $39,443,164        0.00%

                                                                      SCHEDULE V

                      FLORIDA PHYSICIANS INSURANCE COMPANY

                       VALUATION AND QUALIFYING ACCOUNTS'

                                                       BALANCE AT   CHARGED TO                BALANCE AT
                                                       BEGINNING    COSTS AND                   END OF
                     DESCRIPTION                       OF PERIOD     EXPENSES    DEDUCTIONS     PERIOD
- -----------------------------------------------------  ----------   ----------   ----------   ----------
Year-ended December 31, 1995
  Allowance for Doubtful Accounts, net...............   $  82,660    $153,498     $      0     $ 236,158
Year-ended December 31, 1994
  Allowance for Doubtful Accounts, net...............   $ 119,530    $      0     $ 36,870     $  82,660

          ------------------------------------------------------------
          ------------------------------------------------------------

  NO DEALER, REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE HEREBY AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, IN ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                             ---------------------

                               TABLE OF CONTENTS


                                            PAGE
                                            ----
Additional Information....................    2
Summary...................................    3
Risk Factors..............................    7
The Company...............................   12
Use of Proceeds...........................   13
Dividend Policy...........................   13
Dilution..................................   14
Capitalization............................   15
Selected Consolidated Financial Data......   16
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations..............................   18
Business..................................   24
Management................................   39
Certain Relationships and Related
  Transactions............................   47
Principal Shareholders and Securities
  Ownership of Management.................   49
Description of Capital Stock..............   49
Selling Shareholders......................   52
Shares Eligible for Future Sale...........   53
Underwriting..............................   54
Legal Matters.............................   55
Experts...................................   55
Glossary..................................   56
Index to Consolidated Financial
  Statements..............................  F-1


  UNTIL           , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THE OFFERING), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------
          ------------------------------------------------------------

                                3,750,000 SHARES

                           FPIC INSURANCE GROUP, INC.

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS
                            ------------------------

                            OPPENHEIMER & CO., INC.

                             THE ROBINSON-HUMPHREY
                                 COMPANY, INC.
                                            , 1996
          ------------------------------------------------------------
          ------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table lists the expenses incurred in connection with the distribution of the securities offered pursuant to this Registration Statement. All expenses are estimates, other than the registration fee, the New York Stock Exchange listing fee and the NASD filing fee. The Company will pay for all of the expenses incurred in connection with this offering.


                                                                                     TOTAL
                                                                                    --------
Registration Fee -- Securities and Exchange Commission............................  $ 17,844
New York Stock Exchange listing fee...............................................    98,600
NASD filing fee...................................................................    10,000
Blue Sky fees and expenses (including counsel)....................................    10,000
Accounting fees and expenses......................................................    70,000
Legal fees and expenses...........................................................   125,000
Printing and engraving expenses...................................................    30,000
Transfer Agent's and registrar's fees and expenses................................    20,000
Miscellaneous.....................................................................   125,000
                                                                                    --------
          Total...................................................................  $506,444
                                                                                    ========


ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Subsection (1) of Section 607.0850 of the Florida Business Corporation Act (the "FBCA") empowers a corporation to indemnify any person who was or is a party to any proceeding (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against liability incurred in connection with such proceeding (including any appeal thereof) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     Subsection (2) of Section 607.0850 of the FBCA empowers a corporation to indemnify any person who was or is a party to any proceeding by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth in the preceding paragraph, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expenses of litigating the proceeding including appeals, provided that the person acted under the standards set forth in the preceding paragraph. However, no indemnification may be made for any claim, issue or matter as to which such person is adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, determines upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses that the court deems proper.

     Section 607.0850(3) of the FBCA provides that to the extent a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in the defense of any proceeding referred to in subsections (1) and
(2) of Section 607.0850 or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses actually and reasonably incurred by him or her in connection therewith. Subsection (4) provides that any indemnification under subsections (1) and (2) of Section 607.0850, unless determined by a court, shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she has met the applicable standard of conduct set forth in subsections (1) and (2) of Section 607.0850. Such determination shall be made:

          (a) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such proceeding;

          (b) if such a quorum is not obtainable, or, even if obtainable, by a majority vote of a committee duly designated by the board of directors (in which directors who are parties may participate) consisting solely of two or more directors not at the time parties to the proceeding;

          (c) by independent legal counsel:

             (1) selected by the board of directors as prescribed in paragraph
        (a) or a committee selected as prescribed in paragraph (b); or

             (2) if no quorum of directors can be obtained under paragraph (a) no committee can be designated under paragraph (b), by a majority vote of the full board of directors (in which directors who are parties may participate); or

          (d) by the shareholders by a majority vote of a quorum of shareholders who were not parties to such proceedings or if no quorum is obtainable, by a majority vote of shareholders who were not parties to such proceeding.

     Expenses incurred by a director or officer in defending a civil or criminal proceeding may be paid by the corporation in advance of the final disposition thereof upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to indemnification under Section 607.0850.

     Section 607.0850(7) of the FBCA states that indemnification and advancement of expenses are not exclusive and empowers the corporation to make any other further indemnification or advancement of expenses of it directors, officers, employees or agents under any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for actions in an official capacity and in other capacities while holding an office. However, a corporation cannot indemnify or advance expenses if a judgment or other final adjudication establishes that the actions of the director, officer, employee or agent (a) violated criminal law, unless the director, officer, employee or agent had reasonable cause to believe his or her conduct was lawful or had no reasonable cause to believe his or her conduct was unlawful, (b) derived an improper personal benefit from such transaction, (c) was or is a director in a circumstance where the liability under Section 607.0834 of the FBCA (relating to unlawful distributions) applies, or (d) engages in willful misconduct or conscious disregard for the best interests of the corporation in a proceeding by or in right of the corporation to procure a judgment in its favor or in a proceeding by or in right of a shareholder.

     Section 607.0850(9) of the FBCA permits any director, officer, employee or agent who is or was a party to a proceeding to apply for indemnification or advancement of expenses to any court of competent jurisdiction. Section 607.0850(12) of the FBCA permits a corporation to purchase and maintain insurance for a director, officer, employee or agent against any liability incurred in his or her official capacity or arising out of his or her status as such regardless of the corporation's power to indemnify him or her against such liability under this section.

     The Company's articles provide that the Company's directors and officers will not be liable for any monetary damages to the Company or its shareholders to the full extent permitted by Florida law.

     The Company's articles and bylaws provide that the Company's directors and officers shall be indemnified to the fullest extent allowed by law. The Company has also entered into indemnification agreements with its directors and officers and has committed to obtaining directors and officers liability insurance.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     (a) Securities sold.

                              DATE OF SALE                            TITLE         AMOUNT
        --------------------------------------------------------  -------------  -------------
        February, 1996..........................................  Common Stock   1,000 shares

     (b) Underwriters and other purchasers.

     Underwriters were not retained in connection with the sale of any of the Company's currently outstanding securities.

     (c) Consideration.

     As part of the Company's formation, 1,000 shares of Common Stock were issued to FPIC for cash in the amount of $1,000.

     (d) Exemption from registration claimed.

     The transaction is exempt from registration pursuant to Section 4(2) of the Securities Act of 1933, as amended.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     a. Exhibits.

    EXHIBIT
      NO.                                              EXHIBITS
    -------          ----------------------------------------------------------------------------
        1        --  Form of Underwriting Agreement
        3(a)     --  Articles of Incorporation of FPIC Insurance Group, Inc.
        3(b)     --  Bylaws of FPIC Insurance Group, Inc.
        5        --  Legal Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.
       10(a)     --  Reinsurance Agreement with Cologne Reinsurance Company (Dublin) Ltd.
       10(b)     --  Casualty Second Excess Cession Treaty Agreement No.
                     CXS-3080(94)(Practitioner Liability Reinsurance) with CNA International
                     Reinsurance Company Limited.
       10(c)     --  Casualty Excess of Loss Treaty Agreement No. CXS-3014(95)(Practitioner
                     Liability Reinsurance)with Various Subscribing Reinsurers.
       10(d)     --  Casualty First Excess Cession Treaty Agreement No. CXS-3071(94)(Healthcare
                     Facilities Liability Reinsurance) with Various Subscribing Reinsurers
       10(e)     --  Casualty Second Excess Cession Treaty Agreement No. CXS-3072(94) (Healthcare
                     Facilities Liability Reinsurance) with Various Subscribing Reinsurers.
       10(f)     --  Casualty Third Excess Cession Treaty Agreement No. CXS-3073(94) (Healthcare
                     Facilities Liability Reinsurance) with CNA International Reinsurance Company
                     Limited
       10(g)     --  Employment Agreement dated December 30, 1992, amended November 4, 1995 and amended February 28, 1996, between FPIC and William R. Russell
       10(h)     --  Employment Agreement dated December 30, 1992, amended November 4, 1995 and amended February 28, 1996, between FPIC and Steven R. Smith
       10(i)     --  Severance Agreement dated February 28, 1996, between FPIC and William R.
                     Russell
       10(j)     --  Severance Agreement dated February 28, 1996, between FPIC and Steven R.
                     Smith
       10(k)     --  Severance Agreement dated February 28, 1996 between FPIC and Steven M.
                     Rosenbloom
       10(l)     --  Severance Agreement dated February 28, 1996, between FPIC and Robert B.
                     Finch

    EXHIBIT
      NO.                                              EXHIBITS
    -------          ----------------------------------------------------------------------------
       10(m)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Gaston J.
                     Acosta-Rua, M.D.
       10(n)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Curtis E.
                     Gause, D.D.S.
       10(o)     --  Indemnity Agreement dated February 28, 1996, between FPIC and David M.
                     Shapiro, M.D.
       10(p)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Guy T.
                     Selander, M.D.
       10(q)     --  Indemnity Agreement dated February 28, 1996, between FPIC and James G.
                     White, M.D.
       10(r)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Richard J.
                     Bagby, M.D.
       10(s)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Robert O.
                     Baratta, M.D.
       10(t)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Louis C.
                     Murray, M.D.
       10(u)     --  Indemnity Agreement dated February 28, 1996, between FPIC and William R.
                     Russell
       10(v)     --  Indemnity Agreement dated February 28, 1996, between FPIC and James W.
                     Bridges, M.D.
       10(w)     --  Indemnity Agreement dated February 28, 1996, between FPIC and J. Stewart
                     Hagen, M.D.
       10(x)     --  Indemnity Agreement dated February 28, 1996, between FPIC and D. L. Van
                     Eldik, M.D.
       10(y)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Henry M.
                     Yonge, M.D.
       10(z)     --  Indemnity Agreement dated February 28, 1996, between FPIC and Steven R.
                     Smith
       10(aa)    --  Indemnity Agreement dated February 28, 1996, between FPIC and Steven M.
                     Rosenbloom
       10(bb)    --  Indemnity Agreement dated February 28, 1996, between FPIC and Robert B.
                     Finch
       10(cc)    --  Indemnity Agreement dated February 28, 1996, between FPIC and Donald J.
                     Sabia
       10(dd)    --  Indemnity Agreement dated February 28, 1996 between FPIC and R. Jeannie
                     Whitter
       10(ee)    --  Indemnity Agreement dated February 28, 1996 between FPIC and Charles W.
                     Emanuel
       10(ff)    --  Indemnity Agreement dated February 28, 1996 between FPIC and Ray A. Carey
       10(gg)    --  Indemnity Agreement dated February 28, 1996 between FPIC and Kurt F.
                     Driscoll
       10(hh)    --  Asset Purchase Agreement made as of May 10, 1995 among Florida Physicians
                     Acquisition Company, McCreary Corporation and William T. McCreary
       10(ii)    --  Omnibus Incentive Plan
       10(jj)    --  Director Stock Option Plan
       10(kk)    --  Supplemental Executive Retirement Plan, as amended
       10(ll)    --  Excess Benefit Plan
       21        --  List of Subsidiaries
       23(a)     --  Consent of KPMG Peat Marwick LLP, Independent Accountants
       23(b)     --  Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in Exhibit No.
                     5)

    EXHIBIT
      NO.                                              EXHIBITS
    -------          ----------------------------------------------------------------------------
       24        --  Powers of Attorney
       27        --  Financial Data Schedule
       28        --  Schedule P of FPIC's 1995 Annual Statement filed with the Florida Department of Insurance.

     b. Financial Statement Schedules

    SCHEDULE
      NO.                                             SCHEDULES
    --------       -------------------------------------------------------------------------------
         I     --  Summary of Investments Other than Investments in Related Parties
       III     --  Consolidate Supplemental Insurance Information
        IV     --  Consolidated Reinsurance
         V     --  Valuation and Qualifying Accounts

ITEM 17.  UNDERTAKINGS

     The undersigned registrant hereby undertakes that:

          1. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of Prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          2. For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted against the registrant by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jacksonville, State of Florida, on June 11, 1996.


                                          FPIC INSURANCE GROUP, INC.

                                          By:    /s/  WILLIAM R. RUSSELL
                                            ------------------------------------
                                                     William R. Russell
                                               President and Chief Executive
                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------
                     *                          Chairman of the Board of           June 11, 1996
- ---------------------------------------------     Directors
         Gaston J. Acosta-Rua, M.D.

                     *                          Director                           June 11, 1996
- ---------------------------------------------
           Richard J. Bagby, M.D.

                     *                          Director                           June 11, 1996
- ---------------------------------------------
           Robert O. Baratta, M.D.

                     *                          Director                           June 11, 1996
- ---------------------------------------------
           James W. Bridges, M.D.

                     *                          Vice President and Chief           June 11, 1996
- ---------------------------------------------     Financial Officer (Principal
              Robert B. Finch                     Financial Officer)

                     *                          Director                           June 11, 1996
- ---------------------------------------------
           Curtis E. Gause, D.D.S.

                     *                          Director                           June 11, 1996
- ---------------------------------------------
           J. Stewart Hagen, M.D.

                     *                          Director                           June 11, 1996
- ---------------------------------------------
            Louis C. Murray, M.D.

              /s/  WILLIAM R. RUSSELL           President, Chief Executive         June 11, 1996
- ---------------------------------------------     Officer and Director
             William R. Russell                   (Principal Executive Officer)

                     *                          Controller (Principal Accounting   June 11, 1996
- ---------------------------------------------     Officer)
               Donald J. Sabia

                     *                          Director                           June 11, 1996
- ---------------------------------------------
            Guy T. Selander, M.D.

                     *                          Director                           June 11, 1996
- ---------------------------------------------
           David M. Shapiro, M.D.

                  SIGNATURE                                  TITLE                      DATE
- ---------------------------------------------   --------------------------------   --------------
                    *                           Director                           June 11, 1996
- ---------------------------------------------
            D. L. Van Eldik, M.D.

                    *                           Vice Chairman of the Board of      June 11, 1996
- ---------------------------------------------     Directors
            James G. White, M.D.

                    *                           Director                           June 11, 1996
- ---------------------------------------------
            Henry M. Yonge, M.D.


*By:     /s/  STEVEN R. SMITH
     ---------------------------------
              Steven R. Smith
            (Attorney-in-Fact)

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                                         EXHIBITS                                   PAGE
- ------       ---------------------------------------------------------------------------- -----
 1        -- Form of Underwriting Agreement..............................................
 3(a)     -- Articles of Incorporation of FPIC Insurance Group, Inc.**...................


 3(b)     -- Bylaws of FPIC Insurance Group, Inc.**......................................
 5        -- Legal Opinion of LeBoeuf, Lamb, Greene & MacRae, L.L.P.*....................
10(a)     -- Reinsurance Agreement with Cologne Reinsurance Company (Dublin) Ltd.**......
10(b)     -- Casualty Second Excess Cession Treaty Agreement No. CXS-3080(94)
             (Practitioner Liability Reinsurance) with CNA International Reinsurance
             Company Limited**...........................................................
10(c)     -- Casualty Excess of Loss Treaty Agreement No. CXS-3014(95) (Practitioner
             Liability Reinsurance) with Various Subscribing Reinsurers**................
10(d)     -- Casualty First Excess Cession Treaty Agreement No. CXS-3071(94) (Healthcare
             Facilities Liability Reinsurance) with Various Subscribing Reinsurers**.....
10(e)     -- Casualty Second Excess Cession Treaty Agreement No. CXS-3072(94) (Healthcare
             Facilities Liability Reinsurance) with Various Subscribing Reinsurers**.....
10(f)     -- Casualty Third Excess Cession Treaty Agreement No. CXS-3073(94) (Healthcare
             Facilities Liability Reinsurance) with CNA International Reinsurance Company
             Limited**...................................................................
10(g)     -- Employment Agreement dated December 30, 1992, amended November 4, 1995, and amended February 28, 1996, between FPIC and William R. Russell**............
10(h)     -- Employment Agreement dated December 30, 1992, amended November 4, 1995, and amended February 28, 1996, between FPIC and Steven R. Smith**...............
10(i)     -- Severance Agreement dated February 28, 1996, between FPIC and
             William R. Russell**........................................................
10(j)     -- Severance Agreement dated February 28, 1996, between FPIC and
             Steven R. Smith**...........................................................
10(k)     -- Severance Agreement dated February 28, 1996, between FPIC and
             Steven M. Rosenbloom**......................................................
10(l)     -- Severance Agreement dated February 28, 1996, between FPIC and
             Robert B. Finch**...........................................................
10(m)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Gaston J. Acosta-Rua, M.D.**................................................
10(n)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Curtis E. Gause, D.D.S.**...................................................
10(o)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             David M. Shapiro, M.D.**....................................................
10(p)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Guy T. Selander, M.D.**.....................................................
10(q)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             James G. White, M.D.**......................................................
10(r)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Richard J. Bagby, M.D.**....................................................

EXHIBIT
NUMBER                                         EXHIBITS                                   PAGE
- ------       ---------------------------------------------------------------------------- -----
10(s)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Robert O. Baratta, M.D.**...................................................
10(t)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Louis C. Murray, M.D.**.....................................................
10(u)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             William R. Russell**........................................................
10(v)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             James W. Bridges, M.D.**....................................................
10(w)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             J. Stewart Hagen, M.D.**....................................................
10(x)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             D. L. Van Eldik, M.D.**.....................................................
10(y)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Henry M. Yonge, M.D.**......................................................
10(z)     -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Steven R. Smith**...........................................................
10(aa)    -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Steven M. Rosenbloom**......................................................
10(bb)    -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Robert B. Finch**...........................................................
10(cc)    -- Indemnity Agreement dated February 28, 1996, between FPIC and
             Donald J. Sabia**...........................................................
10(dd)    -- Indemnity Agreement dated February 28, 1996 between FPIC and
             R. Jeannie Whitter**........................................................
10(ee)    -- Indemnity Agreement dated February 28, 1996 between FPIC and
             Charles W. Emanuel**........................................................
10(ff)    -- Indemnity Agreement dated February 28, 1996 between FPIC and
             Ray A. Carey**..............................................................
10(gg)    -- Indemnity Agreement dated February 28, 1996 between FPIC and
             Kurt F. Driscoll**..........................................................
10(hh)    -- Asset Purchase Agreement made as of May 10, 1995 among Florida Physicians
             Acquisition Company, McCreary Corporation and William T. McCreary**.........
10(ii)    -- Omnibus Incentive Plan**....................................................
10(jj)    -- Director Stock Option Plan**................................................
10(kk)    -- Supplemental Executive Retirement Plan, as amended*.........................
10(ll)    -- Excess Benefit Plan**.......................................................
21        -- List of Subsidiaries**......................................................
23(a)     -- Consent of KPMG Peat Marwick LLP, Independent Accountants...................
23(b)     -- Consent of LeBoeuf, Lamb, Greene & MacRae, L.L.P. (included in Exhibit No.
             5)..........................................................................

EXHIBIT
NUMBER                                         EXHIBITS                                   PAGE
- ------       ---------------------------------------------------------------------------- -----
24        -- Powers of Attorney***.......................................................
27        -- Financial Data Schedule***..................................................
28        -- Schedule P of FPIC's 1995 Annual Statement filed with the Florida Department of Insurance**..............................................................


- ---------------

  * To be filed by Amendment

 ** Incorporated herein by reference to the designated exhibit of the Company's
    Registration Statement on Form S-4 (Registration No. 333-2040).


*** Previously filed